As filed with the Securities and Exchange Commission on 6 August, 2003

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer
Dated 4 August, 2003

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

HSBC HOLDINGS PLC

8 Canada Square,
London, E14 5HQ,
United Kingdom

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

      Form 20-F              Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

 Yes           No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Pages 1 to 132 of this Report on Form 6-K are hereby incorporated by reference in the following:

Registration Statement on Form F-3 File No.	333-92024

Registration Statements on Form S-8 File Nos.	333-11664
333-13870
333-103887
333-104203

Post effective Amendment No. 2 on Form S-8 to the Registration Statement on Form F-4 File No. 333-102027

H S B C  H O L D I N G S  P L C

Table of Contents

	Page		Page
Financial Highlights	1	Credit risk management	64
Distribution of Results	3	Liquidity and funding management	81
Group Chairman’s Comment	4	Market risk management	82
Financial Review	8	Operational risk management	86
Summary	8	Capital management and allocation	87
Analysis by geographical region and line of business	23	Financial Statements	90
Critical accounting policies	60	Notes on the Financial Statements	94
Future accounting developments	62	Review Report of the Auditors	117
Risk management	64	Additional Information	118

Cautionary Statement Regarding Forward-Looking Statements

This Interim Report contains certain forward-looking statements with respect to the financial condition, results of operations and business of HSBC. These forward-looking statements represent HSBC’s expectations or beliefs concerning future events and involve known and unknown risks and uncertainty that could cause actual results, performance or events to differ materially from those expressed or implied in such statements. For example, certain of the market risk disclosures, some of which are only estimates and, therefore, could be materially different from actual results, are dependent on key model characteristics and assumptions and are subject to various limitations. Certain statements, such as those that include the words ‘potential’, ‘value at risk’, ‘estimated’, ‘expects’, ‘anticipates’, ‘objective’, ‘intends’, ‘plans’, ‘believes’, ‘estimates’, and similar expressions or variations on such expressions may be considered ‘forward-looking statements’.

      Written and/or oral forward-looking statements may also be made in the periodic reports to the US Securities and Exchange Commission on Form 20-F, Form 6-K, summary financial statements to shareholders, proxy statements, offering circulars and prospectuses, press releases and other written materials and in oral statements made by HSBC’s Directors, officers or employees to third parties, including financial analysts.

      Forward-looking statements involve inherent risks and uncertainties. Readers should be cautioned that a number of factors could cause actual results to differ, in some instances materially, from those anticipated or implied in any forward-looking statement. Forward-looking statements speak only as of the date they are made, and it should not be assumed that they have been reviewed or updated in the light of new information or future events. Trends and factors that are expected to affect HSBC’s results of operations are described in the ‘Financial Review’. A more detailed cautionary statement is given on page 5 of the Annual Report and Accounts 2002.

Certain Defined Terms

Unless the context requires otherwise, ‘HSBC Holdings’ means HSBC Holdings plc and ‘HSBC’ means HSBC Holdings together with its subsidiary undertakings. Within this document, the Hong Kong Special Administrative Region of the People’s Republic of China is referred to as ‘Hong Kong’ or ‘Hong Kong SAR’.

      When reference to constant currency is made, comparative data, as expressed in the functional currencies of HSBC’s operations, have been translated at the exchange rates applied in the current period in respect of the profit and loss account or balance sheet as appropriate.

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H S B C  H O L D I N G S  PLC

Financial Highlights

HSBC’s Financial Statements and Notes thereon, as set out on pages 90 to 116, are prepared in accordance with UK Generally Accepted Accounting Principles (‘UK GAAP’). HSBC uses the US dollar as its reporting currency because the US dollar and currencies linked to it form the major currency bloc in which HSBC transacts its business. As HSBC is listed on the New York Stock Exchange, it also reconciles certain financial information to US Generally Accepted Accounting Principles (‘US GAAP’), which differ in certain respects from UK GAAP as explained on page 106 and reconciled in Note 25 of the ‘Notes on the Financial Statements’. Unless otherwise stated, the numbers presented in this document have been prepared in accordance with UK GAAP.
HSBC judges its own performance by comparing cash returns on cash invested as HSBC believes this gives a more accurate reflection of its underlying performance and facilitates comparison with its peer group. Cash basis items are derived by adjusting reported earnings to eliminate the impact of the amortisation of goodwill arising on acquisitions. The derivation of non-GAAP cash basis measures from the equivalent reported measures is explained in footnotes 1 to 3 to the tables below.

	Half-year to
	30 June 2003 US$m	30 June 2002 US$m	31 December 2002 US$m
For the period (cash basis)
Operating profit before provisions[1]	9,017	5,957	5,684
Profit on ordinary activities before tax[2]	6,879	5,458	5,055
Profit attributable to shareholders[2]	4,873	3,681	3,421

For the period (as reported)
Operating profit before provisions	8,385	5,561	5,226
Profit on ordinary activities before tax	6,112	5,057	4,593
Profit attributable to shareholders	4,106	3,280	2,959
Dividends	(2,589)	(1,929)	(3,072)

At period-end
Shareholders’ funds	70,290	51,178	52,406
Capital resources	66,881	55,440	57,430
Customer accounts and deposits by banks	623,318	532,233	548,371
Total assets	982,689	746,335	759,246
Risk-weighted assets	569,613	410,986	430,551

	US$	US$	US$
Per share
Cash earnings[3]	0.48	0.40	0.36
Basic earnings	0.41	0.35	0.32
Diluted earnings	0.40	0.35	0.31
Dividend	0.240	0.205	0.325
Net asset value at period end	6.48	5.42	5.53

	At 30 June 2003	At 30 June 2002	At 31 December 2002
Share information
US$0.50 ordinary shares in issue (million)	10,841	9,450	9,481
Market capitalisation	US$128bn	US$109bn	US$105bn
Closing market price per share	£7.16	£7.55	£6.87

		HSBC	Benchmark
Total shareholder return to 30 June 2003[4]
– over 1 year		100	96
– since 1 January 1999[5]		167	111

1	The cash basis operating profit before provisions can be reconciled to the equivalent reported measure by deducting goodwill amortisation of US$632 million (first half of 2002: US$396 million; second half of 2002: US$458 million).
2	The cash basis profit on ordinary activities before tax and cash basis profit attributable to shareholders can be reconciled to the equivalent reported measures by deducting goodwill amortisation, including that attributable to joint ventures and associates, of US$767 million (first half of 2002: US$401 million; second half of 2002: US$462 million).
3	Cash basis earnings per ordinary share are calculated by dividing cash basis profit attributable to shareholders (as explained above) by the weighted average number of ordinary shares in issue during the period which is the same number used in the calculation of basic earnings per share on a reported basis.
4	Total shareholder return (‘TSR’) is as defined on page 174 of the Annual Report and Accounts 2002.
5	HSBC’s governing objective is to beat the TSR of its defined peer group benchmark, with a minimum objective to achieve double TSR over a five-year period beginning on 1 January 1999.

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H S B C  H O L D I N G S  PLC

Financial Highlights (continued)

	Half-year to
	30 June 2003%	30 June 2002%	31 December 2002%
Performance ratios (annualised)

For the period (cash basis)
Return on average invested capital[1]	14.0	13.8	11.9
Return on average net tangible equity[2,3]	24.5	21.5	18.3
Post-tax return on average tangible assets[3]	1.23	1.18	1.04
Post-tax return on average risk-weighted assets[3]	2.17	2.11	1.79

For the period (as reported)
Return on average shareholders’ funds	13.3	13.7	11.2
Post-tax return on average assets	1.03	1.04	0.90
Post-tax return on average risk-weighted assets	1.86	1.90	1.58

Efficiency and revenue mix ratios
Cost:income ratio (excluding goodwill amortisation)	51.3	54.5	57.9
As a percentage of total operating income:
– net interest income	60.6	57.9	58.3
– other operating income	39.4	42.1	41.7
– net fees and commissions	25.3	29.4	29.4
– dealing profits	6.8	4.9	5.0

Credit coverage ratios
Provisions for bad and doubtful debts as a percentage of operating profits before provisions (cash basis)	26.3	12.0	10.7
Provisions for bad and doubtful debts as a percentage of average customer advances	1.1	0.4	0.3
Total provisions as a percentage of non-performing loans	93.2	81.0	86.7

Capital ratios
Tier 1 capital	8.5	9.7	9.0
Total capital	11.7	13.5	13.3

1	The definition of return on invested capital and a reconciliation to the equivalent GAAP measures is set out on page 19.
2	Cash basis attributable profit divided by average shareholders’ funds after deduction of average purchased goodwill.
3	Average net tangible equity and average tangible assets are calculated by deducting average purchased goodwill net of cumulative amortisation of US$22.1 billion. The calculation of both the cash basis and reported basis average risk-weighted assets is derived from the same regulatory measure.

Amounts in accordance with US GAAP
	Half-year to
	30 June 2003 US$m	30 June 2002 US$m	31 December 2002 US$m
Income statement for the period
Net income available for ordinary shareholders	3,370	1,456	3,444
Other comprehensive income	3,784	3,939	1,563
Dividend	(3,069)	(2,700)	(1,929)

Balance sheet data at period-end
Total assets	969,107	747,501	763,565
Shareholders’ equity	75,101	52,304	55,831

	US$	US$	US$
Per ordinary share amounts
Basic earnings	0.33	0.16	0.37
Diluted earnings	0.33	0.15	0.36
Dividend	0.325	0.290	0.205
Net asset value at period end	6.93	5.54	5.89

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H S B C  H O L D I N G S  PLC

Distribution of Results

By geographical region

	Half-year to
	30 June 2003		30 June 2002		31 December 2002
	US$m	%	US$m	%	US$m	%
Profit/(loss) before tax – cash basis
Europe	2,380	34.7	2,179	40.0	1,981	39.2
Hong Kong	1,843	26.8	1,900	34.8	1,810	35.8
Rest of Asia-Pacific	753	10.9	670	12.3	623	12.3
North America[1]	1,833	26.6	624	11.3	760	15.0
South America[1]	70	1.0	85	1.6	(119)	(2.3)

Profit on ordinary activities before tax – cash basis	6,879	100.0	5,458	100.0	5,055	100.0

Goodwill amortisation	(767)		(401)		(462)

Profit on ordinary activities before tax	6,112		5,057		4,593

Tax on profit on ordinary activities	(1,554)		(1,315)		(1,219)

Profit on ordinary activities after tax	4,558		3,742		3,374

Minority interests	(452)		(462)		(415)

Profit attributable	4,106		3,280		2,959

Profit attributable – cash basis	4,873		3,681		3,421

1	North America includes Group entities in Panama and Mexico which were previously included in Latin America (subsequently renamed South America). Figures for the first half of 2002 have been restated to reflect this change.

By line of business
	Half-year to
	30 June 2003		30 June 2002		31 December 2002
	US$m	%	US$m	%	US$m	%
Profit/(loss) before tax – cash basis[1]
Personal Financial Services	2,082	30.3	1,757	32.2	1,634	32.3
Consumer Finance[2]	649	9.4	–	–	–	–

Total Personal Financial Services	2,731	39.7	1,757	32.2	1,634	32.3
Commercial Banking	1,647	23.9	1,484	27.2	1,530	30.3
Corporate, Investment Banking and Markets	2,237	32.5	2,069	37.9	1,827	36.1
Private Banking	268	3.9	249	4.6	164	3.3
Other	(4)	–	(101)	(1.9)	(100)	(2.0)

Profit before tax – cash basis	6,879	100.0	5,458	100.0	5,055	100.0

Goodwill amortisation	(767)		(401)		(462)

Profit before tax	6,112		5,057		4,593

1	Line of business figures for 2002 have been restated to reflect changes in management responsibility arising from an alignment of domestic private banking in the United States with international private banking and consequent reclassification of the US business’s results from Personal Financial Services to Private Banking. In 2003, North America implemented a revised funds transfer pricing system to transfer interest rate risk from the business units to Corporate, Investment Banking and Markets. The figures for 2002 have been restated to reflect the impact of transfer pricing had it been in place on a similar basis.
2	Comprises Household since the date of acquisition.

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H S B C  H O L D I N G S  PLC

Group Chairman’s Comment

HSBC’s performance in the first half of 2003 demonstrated remarkable resilience given that the majority of our business is conducted in countries either in recession or experiencing slower growth. On a reported basis, we generated a profit attributable to shareholders of US$4.1 billion, some US$826 million and 25 per cent higher than the first half of 2002. Earnings per share rose by US 6 cents, an increase of 17 per cent. The Board has declared a first interim dividend of US 24 cents, an increase of 17 per cent over the amount paid at this stage in 2002. This dividend will be paid on 7 October 2003. The Board has also announced its intention to pay a second interim dividend of US 12 cents, the first of the quarterly dividends HSBC will in future be paying. It is planned for this second interim dividend to be paid on 20 January 2004.

The results for the first half were achieved against a background of uneven economic activity in most of the world’s major economies. There was uncertainty about the pace and timing of the recovery in the US. The war in Iraq further dampened business confidence. The outbreak of SARS affected certain industries, particularly in Asia.

A key feature of our performance was the positive contribution from the new members of HSBC, Household International in the US and GFBital in Mexico. Driven in part by their contributions, as well as by impressive results from our Global Markets business, revenues rose by US$5.4 billion in the period. Operating profit before provisions and the amortisation of goodwill rose by over US$3.1 billion. Excluding the effect of these acquisitions and at constant exchange rates, we grew revenues by US$0.5 billion, or 4 per cent, against cost growth of US$0.24 billion, or 3 per cent.

The improving balance of our earnings and asset mix, both by geographical region and by line of business, reflects the impact of the acquisitions we have made. 28 per cent of our assets are now located in Asia-Pacific, 42 per cent in Europe and 30 per cent in the Americas. Our investment in systems, in new products, and in a relentless focus on serving almost 100 million customers around the world is yielding results. We were delighted to be included, for the first time and amongst the top 50, in a ranking of the world’s 100 most valuable brands prepared by Interbrand. We made further progress in all lines of business.

Personal Financial Services

•	The first half of 2003 was marked by low and declining interest rates. These encouraged further growth in consumer credit and prompted unprecedented levels of mortgage refinancing in the UK and US. HSBC gained both market share and significantly increased fee income. In the UK, our mortgage products remained highly rated, receiving the ‘Best National Bank’ award over two, five, and 10 years from What Mortgage magazine. Drawing on our multicultural experience, we have recently become the first UK bank to launch an Islamic mortgage in the UK. This followed the successful launch of a similar product in New York last year.

•	First Direct’s Offset product accounted for more than 25 per cent of HSBC's mortgage growth in the UK.

•	Volatile equity markets discouraged retail investors but structured investment products remained popular, particularly in Asia. Sales of ‘capital protected’ investment funds in the region grew to US$3.5 billion in the period, an increase of 25 per cent. As many investors continued to prefer liquidity and security over uncertain growth opportunities, deposits grew by the equivalent of US$3.5 billion or 3 per cent.

•	We have made significant investments in giving customers a choice of delivery channels, and in customer relationship management systems for the staff who serve them. Such investments are bringing results. In the three years since we launched personal internet banking, we have achieved 10.9 million registered users, including 5.8 million added through the Household acquisition.

•	While the acquisition of Household approximately doubled our personal internet banking base, the number of personal customers in our other businesses registered

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for internet banking also rose, by 15 per cent in the first half of 2003. Sales through the internet also grew, with over 800,000 products sold in the first half of 2003. At First Direct in the UK, 23 per cent of product sales in May 2003 took place over the internet, up from 6 per cent two years ago.

Consumer Finance

•	Household’s contribution in its first three months as a member of the HSBC Group was encouraging and in line with our expectations. This was despite the impact of low growth in the US economy which affected asset growth and credit quality.

•	Household is committed to taking a leadership role in the consumer finance industry by establishing a benchmark for quality. As a result, Household will significantly increase its investment in compliance, monitoring and training to approximately US$150 million during 2003, which is more than double the amount invested in 2002.

•	Most important, stability returned to Household’s funding base with its debt spreads falling below historical levels, reflecting its position within the HSBC Group. New benchmark issuance during the period demonstrated the increased breadth and depth of funding support available.

Commercial Banking

•	Providing services to small and medium-sized enterprises around the world is a core strength of HSBC. Our business continues to grow, reflecting our success in broadening relationships with customers and our concentration on establishing service quality as our competitive advantage.

•	Overall, profitability in commercial banking grew. This reflected HSBC’s leadership in attracting business start-ups, in developing fee-based services attractive to customers, and in increasing the volume of deposits gathered. Credit costs remained low. In the UK, changes resulting from the Competition Commission Review cost US$52 million in the first half, in line with our expectations.
•	Also in the UK, HSBC was voted ‘Best Small Business Bank’ by CIMA (the Chartered Institute of Management Accountants), received Business Moneyfacts’ 2003 award for Best Computer Banking provider, and was ‘Best Factoring House’ according to Trade Finance magazine.

•	In Hong Kong, HSBC made available additional funds and offered favourable terms to small businesses which have suffered from the economic impact of SARS. It is still too soon to predict what the longer term effects of the outbreak will be on the commercial customer base but every effort is being made to minimise it.

•	We are pleased with the continued progress of our commercial banking operations in France. This has been enhanced by the acquisition of Banque Hervet which has taken full opportunity to develop with other HSBC entities a broader range of trade service products for its predominantly commercial customer base.

•	Following the launch of business internet banking in Hong Kong, the US and the UK last year, we have made online business banking available in 17 more countries. By the end of June, 15 per cent – or some 300,000 of our business customers – were banking with us online.

Corporate, Investment Banking and Markets

•	The overall performance of our corporate, investment banking and markets business was excellent and reinforced our position as one of the world’s top tier players in this very important sector. The results reflect our success in bringing these activities closer together and in pursuing the strategic plan we adopted in 2002. We have broadened the range of products and services we offer to our customer base, enhancing the value of the relationships we support.

•	Our Global Markets division produced record results as increased customer sales combined with favourable trading conditions. Historically low interest rates and a weakening US dollar resulted in strong debt origination

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H S B C  H O L D I N G S  PLC

Group Chairman’s Comment (continued)

activity and increased sales of our widened product offerings for structured financing and hedging solutions. In debt capital market activities our rankings and market share increased in most bond issuance markets whilst for the sixth consecutive year we achieved the ‘Best at Treasury and Risk Management in Asia’ Euromoney award for excellence.

•	In corporate and institutional banking, revenue growth was achieved through increased fees from refinancing activity and credit expansion. However, credit costs rose due to increased provisioning, mainly for a small number of relationships in the energy and telecommunications sectors.

•	Investment banking fees grew, reflecting our strategic focus on higher margin financing and advisory business.

•	Our asset management businesses performed well, attracting net inflows of US$10 billion and broadly maintaining profitability in a continuing environment of low investor appetite for equities.

Private Banking

•	The results of our private banking business reflected an improved revenue mix. We achieved growth in brokerage fees and commissions, sales of structured products, trust services and safekeeping. There was also a significant increase in discretionary asset management mandates and client foreign exchange and other dealing activity.

•	Restructuring of the Group’s private banking operations continued in order to improve efficiency. We began the process of combining all four of the private banks in France to create one of the largest businesses of its kind in the country.

GFBital

The integration of GFBital in Mexico (acquired in November 2002) progressed well. Consumer asset growth was strong, particularly as interest rates declined later in the half year. Co-operation with Household to develop this business is under way. GFBital is exploring avenues to channel qualifying migrants to Household as they enter the United
States. Household’s home city of Chicago has the second largest Hispanic population in the US.

Household

Completion of the acquisition of Household International on 28 March marked the most significant change in the shape of HSBC in more than a decade. We were pleased to complete the transaction within the very demanding timetable established in November 2002 when it was first announced.

There are significant overlaps in profile between Household’s customer base and elements of HSBC’s and the Household business model provides access for credit to those who would not otherwise enjoy it. The two businesses are being brought together smoothly and quickly. Both teams are excited about the opportunities to deploy their respective skills and strengths across broader platforms and, in the case of Household, in a wider geographical footprint.

Synergies are now being clarified and quantified, and the evidence to date is encouraging. The most immediate synergies have come from improvements in funding costs which we now feel confident will exceed US$1 billion per annum, based on spread improvement achieved to date.

Further synergies will be achieved in card processing, IT contingency rationalisation, purchasing, call centre co-operation and the shared use of HSBC’s Group Service Centres. These, in addition to the Group-wide application of Household's credit-scoring and data-mining technology and the consolidation of certain central administrative functions, should produce synergy benefits exceeding US$200 million per annum within 2 years.

In addition, there will be revenue synergies in taking the Household model overseas and establishing it alongside existing HSBC operations to tap the growing demand for consumer finance.

Credit Quality

Driven by slower economic growth and rising unemployment in the US and Hong Kong, personal credit quality showed modest deterioration in the period. The charge for bad and doubtful debts in the commercial banking sector remained moderate.

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In corporate banking, there was evidence of strain in the power and energy sectors and in telecommunications, as well as in the equipment suppliers to these industries. The effect of the SARS outbreak was not material in the first half.

Excluding Household, our bad and doubtful debt charge amounted to an annualised 44 basis points of our loan book, of which approximately two-thirds arose from personal lending; this was in line with last year's experience.

During the second quarter, Household saw the level of non-performing loans rise to 3.76 per cent, tracking bankruptcy filings. Annualised charge-offs rose to 4.83 per cent of the book.

Outlook

There are mixed signals in current economic data. The significant easing of monetary policy around the world is bolstering consumer sentiment, in part through its positive effect on the housing market. Fiscal deficits are being recognised as an inevitable consequence of policies aimed at avoiding deflation. Significant debt reduction and refinancing to lower rates have been achieved on corporate balance sheets. There has been good progress in corporate restructuring, particularly in eliminating excess capacity. Sentiment is improving and there are signs in some industries that the worst may be behind us. The recent modest rise in merger and acquisition activity is consistent with this view. Prospects for the rest of 2003 are reasonable though we remain cautious about the longer term outlook because of structural imbalances in the world's major economies.
We are positioning HSBC for modest, and uneven, economic recovery. In most developed markets, we expect revenue growth to remain subdued. We are concentrating on improving our efficiency to respond to the growing costs of new regulations and additional taxes in many jurisdictions. Strategically, therefore, we are building our business in those markets where the demographic profiles indicate growing consumer demand. We are particularly excited by the opportunities in the emerging economies of Asia, including India and China, and in the Middle East, Mexico and Brazil. Perhaps an additional and overlooked new market opportunity will be provided by the immigrant population of the United States to which, through Household, we now have access.

Overall, HSBC’s ability to generate capital remains strong. We are in an excellent position to benefit from any upturn in the world economy when it occurs and to pursue opportunities for growth that may arise. Within our industry, HSBC’s business is uniquely diversified, both geographically and by line of business. HSBC is in good shape and on course.

Sir John Bond, Group Chairman
4 August 2003

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H S B C  H O L D I N G S  P L C

Financial Review

Summary

	Half-year to

	30 June			30 June	31 December
	2003			2002	2002

			Rest of
	Total	Household [1]	HSBC
	US$m	US$m	US$m	US$m	US$m

Net interest income	11,221	2,790	8,431	7,593	7,867
Other operating income	7,286	612	6,674	5,510	5,625

Total operating income	18,507	3,402	15,105	13,103	13,492

Operating expenses excluding goodwill amortisation	(9,490)	(1,214)	(8,276)	(7,146)	(7,808)
Goodwill amortisation	(632)	(115)	(517)	(396)	(458)

Operating profit before provisions	8,385	2,073	6,312	5,561	5,226

Provisions for bad and doubtful debts	(2,374)	(1,539)	(835)	(715)	(606)
Provisions for contingent liabilities and commitments	(22)	–	(22)	(3)	(36)
Loss from foreign currency redenomination in Argentina	(34)	–	(34)	(45)	(23)
Amounts written off fixed asset investments	(60)	–	(60)	(139)	(185)

Operating profit	5,895	534	5,361	4,659	4,376

Share of operating loss in joint ventures	(124)	–	(124)	(23)	(5)
Share of operating profit in associates	92	–		71	64
Gains/(losses) on disposal of
– investments	264	2	262	351	181
– tangible fixed assets	(15)	–	(15)	(1)	(23)

Profit on ordinary activities before tax	6,112	536	5,576	5,057	4,593

Tax on profit on ordinary activities	(1,554)	(133)	(1,421)	(1,315)	(1,219)

Profit on ordinary activities after tax	4,558	403	4,155	3,742	3,374

Minority interests	(452)	–	(452)	(462)	(415)

Profit attributable to shareholders	4,106	403	3,703	3,280	2,959

1	Since the date of acquisition.

HSBC made a profit on ordinary activities before tax of US$6,112 million, up US$1,055 million, or 21 per cent, over the same period in 2002. On the same basis, profit attributable to shareholders was US$4,106 million, an increase of 25 per cent. On a cash basis, profit before tax increased by US$1,421 million, or 26 per cent, to US$6,879 million in the first half of 2003. Household and GFBital contributed US$651 million and US$272 million respectively to cash basis profit before tax. Excluding these acquisitions, and at constant currency, cash basis profit before tax increased by US$255 million, or 4.5 per cent.

     Net interest income of US$11,221 million was US$3,628 million, or 48 per cent, higher than the same period in 2002, mainly due to the contributions from Household and GFBital.

     Other operating income rose US$1,776 million, or 32 per cent, to US$7,286 million over the same period in 2002. In addition to the contributions from recent acquisitions, the increase primarily reflected strong growth in wealth management sales in Asia as well as a strong performance within HSBC Global Markets.

     Operating expenses (excluding goodwill amortisation) of US$9,490 million were US$2,344 million, or 33 per cent, higher than in the first half of 2002. Excluding acquisitions and expressed in constant currency, operating expenses were just over 2 per cent higher.

     HSBC’s cost:income ratio (excluding goodwill amortisation) was 51.3 per cent in the first half of 2003 compared with 54.5 per cent for the same period in 2002.

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     Since becoming a member of the HSBC Group, Household has expensed US$1,539 million in respect of bad and doubtful debts. This accounted for substantially all of the increase of US$1,659 million in the charge for bad and doubtful debts, which rose to US$2,374 million compared with US$715 million in the first half of 2002.

     The US$124 million share of operating losses in joint ventures reflected a provision for the impairment of goodwill allocated to a UK fund management company acquired in 2000 as part of the CCF acquisition.

     Gains on disposal of investments of US$264 million included disposal gains of US$121 million on the sale of investment debt securities.

     In the sections which follow, where appropriate, the analysis of results highlights the contributions from GFBital and, since 29 March 2003, Household, as well as the impact of a weaker US dollar on translating revenues and costs arising in other currencies. All of these factors are significant to an understanding of HSBC’s performance in the first half of 2003. As Household has only been included in HSBC’s results since 29 March 2003, its effect on the results for the second half of 2003 is likely to be proportionately greater than it was in the first half of 2003.

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H S B C  H O L D I N G S  P L C

Financial Review

Net interest income

	Half-year to

			30 June				30 June		31 December
			2003				2002		2002

	Total		Household[1]		Rest of HSBC
	US$m	%	US$m	%	US$m	%	US$m	%	US$m	%

By geographical region
Europe	3,508	31.3	141	5.1	3,367	39.9	3,056	40.2	3,287	41.7
Hong Kong	1,991	17.7	–	0.0	1,991	23.6	2,065	27.2	2,068	26.3
Rest of Asia-Pacific	840	7.5	–	0.0	840	10.0	784	10.3	823	10.5
North America[2]	4,630	41.3	2,649	94.9	1,981	23.5	1,292	17.1	1,440	18.3
South America[2]	252	2.2	–	0.0	252	3.0	396	5.2	249	3.2

Net interest income	11,221	100.0	2,790	100.0	8,431	100.0	7,593	100.0	7,867	100.0

	Half-year to

	30 June	30 June	31 December
	2003	2002	2002
	US$m	US$m	US$m

Net interest income	11,221	7,593	7,867
Average interest-earning assets	718,252	601,632	615,750
Gross interest yield (per cent)[3]	5.11	4.77	4.63
Net interest spread (per cent)[4]	2.91	2.24	2.29
Net interest margin (per cent)[5]	3.15	2.55	2.53

1	Since the date of acquisition.
2	North America includes Group entities in Panama and Mexico which were previously included in Latin America (subsequently renamed South America). Figures for the first half of 2002 have been restated to reflect this change.
3	Gross interest yield is the average annualised interest rate earned on average interest-earning assets (AIEA).
4	Net interest spread is the difference between the average annualised interest rate earned on average interest-earning assets and the average annualised interest rate paid on average interest-bearing funds.
5	Net interest margin is net interest income expressed as an annualised percentage of average interest-earning assets.

Net interest income in the first half of 2003 was US$3,628 million, or 48 per cent, higher than the first half of 2002. Of this increase, Household contributed US$2,790 million, and GFBital US$510 million. Excluding these acquisitions, and at constant exchange rates, net interest income was flat compared with the first half of 2002.

     Average interest-earning assets increased by US$116.6 billion, or 19 per cent, compared with the first half of 2002. Of this increase, Household contributed US$60.4 billion, and GFBital US$19.7 billion. Excluding these acquisitions, and at constant exchange rates, average interest-earning assets were flat compared with the first half of 2002, as strong mortgage and personal lending growth in Europe was offset by a reduction in US government proprietary trading activities in the USA.

     HSBC’s net interest margin in the first half of 2003 was 3.15 per cent, compared with 2.55 per cent in the first half of 2002. The acquisition of Household increased the net interest margin by 56 basis points, and the acquisition of GFBital increased the net interest margin by 9 basis points. Excluding these acquisitions, HSBC’s net interest margin fell by 5 basis points to 2.50 per cent, reflecting reduced spreads in Hong Kong, lower treasury yields in the UK, the impact of paying interest on small business accounts in the UK and a lower benefit from net free funds as interest rates continued to fall. Compared with the second half of 2002, the net interest margin was 3 basis points lower.

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Net interest margin

	Half-year to

	30 June	30 June	31 December	30 June	30 June	31 December
	2003	2002	2002	2003	2002	2002
		(Local currency)		US$m	US$m	US$m
Europe
HSBC Bank plc (Europe)
– margin (per cent)	2.62	2.81	2.63
– AIEA (€m)	116,736	110,821	116,654	188,089	159,915	182,126
CCF
– margin (per cent)	1.82	1.79	1.81
– AIEA (-m)	60,174	61,925	58,923	66,385	55,688	58,503
HSBC Republic Holdings (Suisse) S.A.
– margin (per cent)	0.75	0.79	0.71
– AIEA (US$m)	27,178	26,864	26,735	27,178	26,864	26,735
Household International, Inc. (Europe)[1]
– margin (per cent)	6.72
– AIEA (£m)	2,614			4,235

Hong Kong
The Hongkong and Shanghai Banking Corporation Limited and subsidiaries excluding Hang Seng Bank Limited
– margin (per cent)	2.27	2.52	2.43
– AIEA (HK$m)	887,620	825,780	855,591	113,811	105,869	109,699
Hang Seng Bank Limited
– margin (per cent)	2.41	2.49	2.43
– AIEA (HK$m)	437,045	442,284	437,229	56,038	56,703	56,059

Rest of Asia-Pacific
The Hongkong and Shanghai Banking Corporation Limited
– margin (per cent)	2.09	2.27	2.14
– AIEA (HK$m)	414,638	351,957	379,700	53,165	45,123	48,683
HSBC Bank Malaysia Berhad
– margin (per cent)	2.68	2.69	2.84
– AIEA (ringgit m)	24,699	23,016	23,336	6,500	6,057	6,141
HSBC Bank Middle East Limited
– margin (per cent)	3.71	3.82	3.72
– AIEA (US$m)	8,811	8,405	8,800	8,811	8,405	8,800

North America
HSBC USA Inc. (US domestic)
– margin (per cent)	3.26	2.98	3.16
– AIEA (US$m)	69,648	69,030	68,548	69,648	69,030	68,548
HSBC Bank Canada
– margin (per cent)	2.62	2.71	2.64
– AIEA (C$m)	33,474	31,163	32,011	23,006	19,786	20,442
GFBital[1]
– margin (per cent)	5.23		4.82
– AIEA (Mexican peso m)	209,680		35,594	19,702		3,545
Household International, Inc. (North America)[1]
– margin (per cent)	9.51
– AIEA (US$m)	56,161			56,161

South America
HSBC Bank Brasil S.A. – Banco Multiplo
– margin (per cent)	10.68	11.05	12.72
– AIEA (Brazilian reais m)	15,961	15,522	15,572	4,919	6,364	4,564
HSBC Bank Argentina S.A.
– margin (per cent)	(3.50)	(2.36)	(3.04)
– AIEA (peso m)	3,502	4,101	3,974	1,162	1,561	1,100

1	Annualised on the basis of the period since the date of acquisition.

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H S B C  H O L D I N G S  P L C

Financial Review (continued)

Other operating income

	Half-year to

	30 June						30 June		31 December
	2003						2002		2002

	Total		Household[1]		Rest of HSBC
	US$m	%	US$m	%	US$m	%	US$m	%	US$m	%
By geographical region
Europe	3,653	48.8	59	9.6	3,594	52.3	3,095	54.8	3,177	54.7
Hong Kong	1,122	15.0	–	–	1,122	16.3	915	16.2	1,002	17.2
Rest of Asia-Pacific	653	8.7	–	–	653	9.5	578	10.2	596	10.3
North America[2]	1,728	23.1	553	90.4	1,175	17.1	702	12.4	800	13.8
South America[2]	330	4.4	–	–	330	4.8	362	6.4	234	4.0

	7,486	100.0	612	100.0	6,874	100.0	5,652	100.0	5,809	100.0

Intra-HSBC elimination	(200)		–		(200)		(142)		(184)

Other operating income	7,286		612		6,674		5,510		5,625

	Half-year to

	30 June			30 June	31 December
	2003			2002	2002

			Rest of
	Total	Household[1]	HSBC
	US$m	US$m	US$m	US$m	US$m
By income category
Dividend income	147	9	138	156	122
Fees and commissions (net)	4,681	405	4,276	3,857	3,967
Dealing profits
– foreign exchange	669	–	669	588	579
– interest rate derivatives	261	–	261	12	35
– debt securities	228	–	228	69	6
– equities and other trading	100	–	100	(24)	48

	1,258	–	1,258	645	668

Operating leased assets rental income	272	–	272	234	256
General insurance underwriting (net)	271	74	197	165	148
Increase in value of long-term insurance business	93	–	93	132	50
Other	564	124	440	321	414

	1,200	198	1,002	852	868

Total other operating income	7,286	612	6,674	5,510	5,625

1	Since the date of acquisition.
2	North America includes Group entities in Panama and Mexico which were previously included in Latin America (subsequently renamed South America). Figures for the first half of 2002 have been restated to reflect this change.

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Analysis of fees and commissions receivable and payable

	Half-year to

	30 June				30 June	31 December
	2003				2002	2002

				Rest of
	Total	Household	[1]	HSBC
	US$m	US$m		US$m	US$m	US$m

Account services	1,089	47		1,042	802	913
Credit facilities	465	–		465	366	386
Remittances	138	–		138	127	141
Cards	1,119	432		687	577	665
Imports/exports	285	–		285	263	293
Underwriting	99	–		99	96	77
Insurance	455	15		440	379	396
Mortgage servicing rights	36	–		36	38	39
Trust income	72	–		72	62	63
Broking income	379	–		379	402	371
Global custody	151	–		151	146	150
Maintenance income on operating leases	84	–		84	78	82
Funds under management	523	–		523	536	490
Unit trusts	206	–		206	164	120
Corporate finance	81	–		81	57	65
Other	452	3		449	449	452

Total fees and commissions receivable	5,634	497		5,137	4,542	4,703

Less: fees payable	(953)	(92)		(861)	(685)	(736)

Net fees and commissions	4,681	405		4,276	3,857	3,967

1	Since the date of acquisition.

Other operating income in the first half of 2003 was US$1,776 million, or 32 per cent, higher than in the first half of 2002. Of this increase, Household contributed US$612 million and GFBital contributed US$321 million. Excluding these acquisitions, and at constant exchange rates, underlying growth in other operating income was 9 per cent, principally as a result of improved dealing profits throughout HSBC’s operations.

     Fee and commission income, excluding Household and GFBital, and at constant exchange rates, fell by 2 per cent compared with the first half of 2002, principally due to lower sales of investment and pension products in Europe. This contrasted with continuing growth in commissions from sales of unit trusts and capital protected products in Hong Kong.

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H S B C  H O L D I N G S  P L C

Financial Review (continued)

Operating expenses

	Half-year to

	30 June						30 June		31 December
	2003						2002		2002

	Total		Household[1]		Rest of HSBC
	US$m	%	US$m	%	US$m	%	US$m	%	US$m	%
By geographical region
Europe	4,484	46.3	96	7.9	4,388	51.7	3,697	50.7	4,181	52.4
Hong Kong	1,032	10.7	–	–	1,032	12.2	1,009	13.8	1,130	14.1
Rest of Asia-Pacific	789	8.1	–	–	789	9.3	714	9.8	814	10.2
North America[2]	2,954	30.5	1,118	92.1	1,836	21.7	1,291	17.8	1,384	17.3
South America[2]	431	4.4	–	–	431	5.1	577	7.9	483	6.0

	9,690	100.0	1,214	100.0	8,476	100.0	7,288	100.0	7,992	100.0

Intra-HSBC elimination	(200)		–		(200)		(142)		(184)

	9,490		1,214		8,276		7,146		7,808

Goodwill amortisation
Europe	376	59.4	8	7.0	368	71.1	307	77.5	344	75.2
Hong Kong	3	0.5	–	–	3	0.6	–	–	–	–
Rest of Asia-Pacific	19	3.0	–	–	19	3.7	17	4.3	16	3.5
North America[2]	231	36.6	107	93.0	124	24.0	67	16.9	79	17.2
South America[2]	3	0.5	–	–	3	0.6	5	1.3	19	4.1

	632	100.0	115	100.0	517	100.0	396	100.0	458	100.0

Total operating expenses	10,122		1,329		8,793		7,542		8,266

	Half-year to

	30 June				30 June	31 December
	2003				2002	2002

				Rest of
	Total	Household	[1]	HSBC
	US$m	US$m		US$m	US$m	US$m
By expense category
Staff costs	5,493	651		4,842	4,203	4,406
Premises and equipment (excluding depreciation)	1,069	92		977	843	981
Other administrative expenses	2,262	438		1,824	1,555	1,776

Administrative expenses	8,824	1,181		7,643	6,601	7,163
Depreciation and amortisation
– tangible fixed assets	666	33		633	545	645
– goodwill	632	115		517	396	458

Total operating expenses	10,122	1,329		8,793	7,542	8,266

	%	%		%	%	%
Cost:income ratio (excluding goodwill amortisation)	51.3	35.7		54.8	54.5	57.9

1	Since the date of acquisition.
2	North America includes Group entities in Panama and Mexico which were previously included in Latin America (subsequently renamed South America). Figures for the first half of 2002 have been restated to reflect this change.

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	30 June			30 June	31 December
	2003			2002	2002

			Rest of
	Total	Household	HSBC
Staff numbers (full-time equivalent)
Europe	75,815	3,839	71,976	71,713	72,260
Hong Kong	23,517	–	23,517	24,562	23,786
Rest of Asia-Pacific	30,061	–	30,061	27,631	28,630
North America[1]	63,302	28,644	34,658	19,293	34,207
South America[1]	25,381	–	25,381	26,147	25,522

Total staff numbers	218,076	32,483	185,593	169,346	184,405

1	North America includes Group entities in Panama and Mexico which were previously included in Latin America (subsequently renamed South America). Figures for the first half of 2002 have been restated to reflect this change.

Operating expenses in the first half of 2003 were US$2,580 million, or 34 per cent, higher than in the first half of 2002. Of this increase, Household contributed US$1,329 million and GFBital contributed US$539 million.

     Excluding the impact of these acquisitions and expressed in terms of constant currency, operating expenses excluding goodwill were 3 per cent higher than the first half of 2002 and 2 per cent lower than the second half. Underlying cost growth was concentrated in Europe and reflected the impact on pension costs of the deficit noted at the end of 2002, which is being amortised over 13 years, and the incremental costs of the premises move to Canary Wharf, which was accompanied by the replacement of fully depreciated fixtures, fittings and equipment. In all geographical regions, staff costs included higher bonus accruals reflecting the stronger Global Markets revenues. In the rest of Asia-Pacific, cost growth was driven by the continuing expansion of our personal financial services franchise where 8 new branches have been added since 30 June 2002 and over 200,000 new credit cards have been added since 31 December 2002. An additional 1,500 staff were deployed in the Group’s service centres in China and India and a new centre was added in Malaysia. In North America, stripping out the impact of Household and GFBital, costs were in line with the first half of 2002 as increased costs resulting from business expansion were offset by reduced investment in hsbc.com and the impact of discontinuing certain of HSBC’s government and agency securities arbitrage operations in the USA.

     HSBC’s cost: income ratio (excluding goodwill amortisation) was 51.3 per cent for the first six months of 2003, compared with 54.5 per cent in the first half of 2002 and 57.9 per cent in the second half of 2002. Excluding Household, the cost: income ratio was 54.8 per cent.

Bad and doubtful debts

	Half-year to

	30 June						30 June		31 December
	2003						2002		2002

	Total		Household[1]		Rest of HSBC
	US$m	%	US$m	%	US$m	%	US$m	%	US$m	%
By geographical region
Europe	343	14.5	60	3.9	283	33.9	280	39.2	289	47.7
Hong Kong	303	12.8	–	–	303	36.3	121	16.9	125	20.6
Rest of Asia-Pacific	26	1.1	–	–	26	3.1	48	6.7	41	6.8
North America[2]	1,670	70.3	1,479	96.1	191	22.9	182	25.5	118	19.5
South America[2]	32	1.3	–	–	32	3.8	84	11.7	33	5.4

Total charge for bad and doubtful debts	2,374	100.0	1,539	100.0	835	100.0	715	100.0	606	100.0

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H S B C  H O L D I N G S  P L C

Financial Review (continued)

Bad and doubtful debts (continued)

	Half-year to

	30 June			30 June	31 December
	2003			2002	2002

			Rest of
	Total	Household1	HSBC
	US$m	US$m	US$m	US$m	US$m
Specific provisions
New provisions	3,089	1,682	1,407	1,340	1,338
Release of provisions no longer required	(434)	–	(434)	(404)	(422)
Recoveries of amounts previously written off	(206)	(93)	(113)	(98)	(82)

	2,449	1,589	860	838	834

General provisions
Argentine additional provision	(61)	–	(61)	(114)	(82)
Other	(14)	(50)	36	(9)	(146)

	(75)	(50)	(25)	(123)	(228)

Total	2,374	1,539	835	715	606

Customer non-performing loans	14,628	4,234	10,394	9,593	10,523

Customer bad and doubtful debt provisions	13,627	4,874	8,753	7,754	9,117

1	Since the date of acquisition.
2	North America includes Group entities in Panama and Mexico which were previously included in Latin America (subsequently renamed South America). Figures for the first half of 2002 have been restated to reflect this change.

HSBC’s customer loan portfolio continued to be well-spread both geographically and across the personal and industrial sectors during the first half of 2003. The loan portfolio, at constant exchange rates and excluding loans to the financial sector, grew by US$120.8 billion, or 36 per cent, during the first half of 2003 of which US$107.9 billion, or 32 per cent, arose from the acquisition of Household. Personal lending within HSBC’s loan portfolio increased to 53 per cent of the aggregate at 30 June 2003 compared with 42 per cent at the end of 2002. At constant exchange rates, and excluding Household, there was growth of US$6.0 billion mainly in North America and Europe. Of this increase, US$4.5 billion arose from residential mortgage lending and US$1.5 billion from other personal lending. In addition, since acquisition, the personal loan sector in Household has grown by US$4.0 billion.

     The most significant change in HSBC’s loan portfolio in terms of concentration risk and asset quality related to Household’s personal loan portfolio. At 30 June 2003, Household’s loans and advances were US$112.5 billion, of which US$42 billion, or 37 per cent, were residential mortgage loans, US$33 billion, or 30 per cent, were credit card advances and US$37.5 billion were other advances including motor vehicle finance and other unsecured personal loans. US$4.2 billion of Household’s loan book was non-performing and

US$1.1 billion was included within accruing loans contractually past due 90 days or more as to interest or principal.

     Excluding Household, and at constant exchange rates, there was a decrease in the level of non-performing loans in the first half of 2003 compared with 31 December 2002 mainly as a result of the write-off of loans from the legacy portfolio acquired on the acquisition of GFBital.

     The acquisition of Household has resulted in a significant increase in the extent to which HSBC employs statistical calculations using a roll rate methodology to determine specific provisions for bad and doubtful debts. Other than this, there have been no significant changes to HSBC’s procedures for determining the various components of the provisions for bad and doubtful debts.

     Against this background, aggregate customer bad and doubtful debt provisions at 30 June 2003 of US$13.6 billion represented 2.9 per cent of gross customer advances (net of suspended interest, reverse repos and settlement accounts) compared with 2.7 per cent at 31 December 2002. As in 2002, HSBC’s cross-border exposures did not necessitate significant provisions.

     The portfolio provisioning methodologies for unsecured personal finance (using roll rates or loss rates) normally leads to a provision coverage of non-performing loans in excess of 100 per cent, as

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significant loss or roll rates are applied to performing loans. As a consequence, therefore, of the acquisition of Household, the overall coverage of non-performing loans has risen from 87 per cent at 31 December 2002 to 93 per cent at 30 June 2003.

     The main components of the increase in the customer loans bad debt charge were new specific provisions, which increased by US$1,749 million The new specific charge for Household was US$1,682 million, and for GFBital was US$32 million. Excluding the impact of these acquisitions, new specific provisions rose by US$35 million, or 3 per cent, compared with the first half of 2002.

Gains on disposals of investments

	Half-year to

	30 June	30 June	31 December
	2003	2002	2002
	US$m	US$m	US$m
Gains/(losses) on disposal of:
– debt securities	121	131	39
– equity investments	129	87	139
– other participating interests	1	55	14
– associates	1	47	–
– subsidiaries	–	16	–
– other	12	15	(11)

	264	351	181

During the first half of 2003, in addition to Household, HSBC made 14 business acquisitions and completed 8 business disposals.

     HSBC’s profit on disposal of investments was US$264 million, US$87 million lower than for the first six months of 2002. The first six months of 2002 included gains of US$39 million on the sale of HSBC’s 50 per cent share of Lixxbail to its joint venture partner, and of US$38 million on the sale of HSBC’s 6.99 per cent share in Banco Santiago S.A.

     Realised gains on sales of debt and equity investment securities during the period were broadly in line with the first half of 2002. Reductions in interest rates and improvement in equity markets drove growth of US$600 million in the unrecognised gains on HSBC’s debt and equity investment portfolios.

Asset deployment

	30 June 2003		30 June 2002		31 December 2002

	US$m	%	US$m	%	US$m	%

Loans and advances to customers	503,625	51.8	342,057	46.4	352,344	47.1
Loans and advances to banks	116,012	11.9	100,965	13.7	95,496	12.7
Debt securities	189,991	19.5	172,792	23.4	175,730	23.4
Treasury bills and other eligible bills	21,348	2.2	19,255	2.6	18,141	2.4
Equity shares	12,492	1.3	8,710	1.2	8,213	1.1
Other	129,244	13.3	93,570	12.7	99,877	13.3

	972,712	100.0	737,349	100.0	749,801	100.0

Hong Kong SAR Government certificates of indebtedness	9,977		8,986		9,445

	982,689		746,335		759,246

Loans and advances to customers include:
– reverse repos	14,755		23,736		12,545
– settlement accounts	28,941		14,465		8,385

Loans and advances to banks include:
– reverse repos	25,126		16,370		18,736
– settlement accounts	13,462		9,842		4,717

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H S B C  H O L D I N G S  P L C

Financial Review (continued)

HSBC’s total assets (excluding Hong Kong SAR Government certificates of indebtedness) at 30 June 2003 were US$973 billion, an increase of US$223 billion, or 30 per cent, since 31 December 2002. Of this increase, US$132 billion related to the acquisition of Household. Excluding this and at constant exchange rates, total assets grew by US$71 billion or 9 per cent.

     The impact of Household on asset mix by geography and customer type is also significant and is illustrated by the table below:

Loans and advances to customers (gross)	30 June	31 December
	2003	2002
	%	%
Europe	38.0	46.5
North America	38.6	22.1
Hong Kong and rest of Asia-Pacific	22.5	30.4
South America	0.9	1.0

Personal and consumer lending	53.2	42.3

     At 30 June 2003, HSBC’s balance sheet remained highly liquid, reflecting continued strong growth in customer deposits. As a result of the acquisition of Household, 52 per cent of total assets are deployed in customer advances.

     At constant exchange rates, gross loans and advances to customers (excluding loans to the financial sector) were US$120.8 billion higher than at 31 December 2002. Of this growth, US$107.9 billion related to the acquisition of Household, of which US$39.0 billion were mortgages. Household represented 28 per cent of the Group’s mortgage portfolio of US$146 billion at 30 June 2003. Excluding the acquisition of Household, and at constant exchange rates, personal lending increased by US$10.1 billion, or 4 per cent, compared with 31 December 2002 mainly as a result of increased mortgage lending in the UK and post-acquisition growth in Household. Underlying commercial and corporate lending, excluding lending to governments, grew by less than 2 per cent as demand for lending remained subdued.

     In Europe, growth in assets was driven by increased mortgage lending in the UK, and higher balances resulting from trading activities in the UK and France.

     In Hong Kong, there was modest growth in customer lending against the backdrop of weakened consumer demand and intense competition in the mortgage market. Surplus funds from increased customer deposits were deployed in investment securities.

     In the rest of Asia-Pacific, the increase in assets was driven by higher mortgage lending in Australia and New Zealand as a result of the acquisition of AMP Bank’s mortgage portfolio in the first half of 2003. There was also growth in mortgage lending in Korea and Singapore, along with higher personal lending in Singapore.

     In North America, total assets, excluding those of Household and GFBital, increased, with growth in settlement accounts in the United States as a result of mortgage-related trading activities.

     In South America, total assets fell in constant currency terms, as growth in customer lending in Brazil was more than offset by a reduction in other assets.

     At 30 June 2003, the amount of assets held by HSBC as custodian amounted to US$1,450 billion. The increase since 31 December 2002 is due to a slight improvement in equity markets. Custody is the safekeeping and administration of securities and financial instruments on behalf of others.

Debt securities and equity shares

Debt securities held in the accruals book at 30 June 2003 showed an unrecognised gain, net of off-balance sheet hedges, of US$1,621 million compared with an unrecognised gain of US$1,278 million at 31 December 2002. Equity shares included US$5,617 million held on investment account, compared with US$4,833 million at 31 December 2002, on which there was an unrecognised gain of US$540 million, compared with a gain of US$406 million at 31 December 2002.

Funds under management

Funds under management of US$352 billion were US$50 billion, or 17 per cent, higher than at 30 June 2002 and US$46 billion, or 15 per cent, higher than at the end of 2002. Since the year-end, both the asset management and private banking businesses have continued to report net fund inflows. In addition, there was a positive effect from a weakening of the US dollar on sterling and euro denominated funds and positive market performance resulting from an upturn in global equity markets.

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US$bn
Funds under management
At 1 January 2003	306
Additions	81
Withdrawals	(57)
Value change	12
Exchange and other	10

At 30 June 2003	352

Economic profit

HSBC’s internal performance measures include economic profit, a measure which compares the return on the amount of capital invested in HSBC by its shareholders with the cost of that capital. HSBC prices that cost of capital internally and the difference between that cost and post-tax profit attributable to ordinary shareholders is the amount of economic profit generated. Economic profit is used by management as one of the measures to decide where to allocate resources so that they will be most productive. HSBC internally emphasises the trend in economic profit within business units rather than absolute amounts in order to concentrate on external factors rather than measurement bases. As a result of this, HSBC has consistently used a benchmark cost of capital of 12.5 per cent on a consolidated basis. Given recent changes in interest rates and in HSBC’s composition, HSBC believes that its true cost of capital on a consolidated basis is now approximately 10 per cent. HSBC plans to continue to use the figure of 12.5 per cent until the end of its current five year plan period, which expires at the end of this year, in order to ensure consistency and to help comparability.

     On this basis, economic profit increased by US$197 million, or 58.3 per cent, compared with the first half of 2002 reflecting the benefit of Household and GFBital in 2003. Measurement of economic profit involves a number of assumptions and, therefore, management believes that the trend over time is more relevant than the absolute economic profit reported for a single period.

	Half-year to

	30 June		30 June		31 December
	2003		2002		2002
	US$m	%	US$m	%	US$m	%

Average shareholders’ funds	62,177		48,452		53,382
Add: cumulative goodwill written off and amortised	7,677		6,324		6,780
Dividends declared but not paid	2,153		1,784		136
Less: property revaluation reserves	(1,865)		(2,272)		(2,090)

Average invested capital	70,142		54,288		58,208

Profit after tax	4,558	13.1	3,742	13.9	3,374	11.5
Add: goodwill amortisation	767	2.2	401	1.5	462	1.6
Depreciation charged on property revaluations	10	0.0	22	0.1	58	0.2
Less: equity minority interest	(261)	(0.8)	(278)	(1.0)	(227)	(0.8)
Preference dividends	(191)	(0.5)	(184)	(0.7)	(188)	(0.6)

Return on invested capital[1]	4,883	14.0	3,703	13.8	3,479	11.9

Benchmark cost of capital	(4,348)	(12.5)	(3,365)	(12.5)	(3,668)	(12.5)

Economic profit	535	1.5	338	1.3	(189)	(0.6)

1	Return on invested capital is based on cash basis attributable profit adjusted for depreciation attributable to revaluation surpluses. Average invested capital is measured as shareholders’ funds after adding back goodwill amortised and goodwill previously written-off directly to reserves and after deducting property revaluation reserves. This measure reflects capital initially invested and subsequent cash basis profit.

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H S B C  HOLDINGS  PLC

Financial Review (continued)

Cash basis profit/(loss) by line of business

	Half-year to 30 June 2003

	Personal Financial Services US$m	Consumer Finance US$m [1]	Total Personal Financial Services US$m	Commercial Banking US$m	Corporate, Investment Banking & Markets US$m	Private Banking US$m	Other US$m [2]	Inter- segment elimination US$m	Total US$m

Net interest income	4,240	2,783	7,023	2,088	1,861	271	(22)	–	11,221
Dividend income	4	9	13	2	113	–	19	–	147
Net fees and commissions	1,690	406	2,096	1,055	1,055	396	79	–	4,681
Dealing profits	56	–	56	61	1,042	115	(16)	–	1,258
Other income	497	199	696	287	321	29	404	(537)	1,200
Other operating income	2,247	614	2,861	1,405	2,531	540	486	(537)	7,286

Operating income	6,487	3,397	9,884	3,493	4,392	811	464	(537)	18,507

Operating expenses excluding goodwill amortisation	(3,869)	(1,211)	(5,080)	(1,763)	(2,043)	(561)	(580)	537	(9,490)

Operating profit/(loss) before provisions	2,618	2,186	4,804	1,730	2,349	250	(116)	–	9,017

Provisions for bad and doubtful debts	(568)	(1,539)	(2,107)	(98)	(225)	(2)	58	–	(2,374)
Provisions for contingent liabilities and commitments	(7)	–	(7)	3	(9)	(1)	(8)	–	(22)
Loss from foreign currency redenomination in Argentina	–	–	–	–	–	–	(34)	–	(34)
Amounts written off fixed asset investments	1	–	1	2	(45)	(4)	(14)	–	(60)

Operating profit/(loss)	2,044	647	2,691	1,637	2,070	243	(114)	–	6,527

Share of operating profit in joint ventures	8	–	8	–	3	–	–	–	11
Share of operating profit in associates	19	–	19	10	29	–	34	–	92
Gains on disposal of investments and tangible fixed assets	11	2	13	–	135	25	76	–	249

Profit/(loss) on ordinary activities before tax	2,082	649	2,731	1,647	2,237	268	(4)	–	6,879

	%	%	%	%	%	%	%		%
Share of HSBC’s pre-tax profits	30.3	9.4	39.7	23.9	32.5	3.9	–		100.0
Cost:income ratio	59.6	35.6	51.4	50.5	46.5	69.2	125.0		51.3

	US$m	US$m	US$m	US$m	US$m	US$m	US$m		US$m
Selected balance sheet data[3]
Loans and advances to customers (net)	152,750	107,501	260,251	101,086	124,072	16,097	2,119		503,625
Total assets[4]	181,815	129,582	311,397	129,066	456,746	53,147	22,356		972,712
Customer accounts	269,537	61	269,598	104,311	122,258	50,959	421		547,547
The following assets and liabilities were significant to Corporate, Investment Banking and Markets:
Loans and advances to banks (net)					101,494
Debt securities, treasury bills and other eligible bills					174,526
Deposits by banks					70,536
1	Comprises Household since the date of acquisition.
2	The main items reported under ‘other’ are the income and expenses of wholesale insurance operations, certain property activities, unallocated investment activities including hsbc.com, centrally held investment companies and HSBC’s holding company and financing operations. The results include net interest earned on free capital held centrally and operating costs incurred by the head office operations in providing stewardship and central management services to HSBC. Net fees and commissions and other income of the Group’s wholesale insurance operations amounted to US$174 million in the first half of 2003 (first half of 2002:US$158 million; second half of 2002: US$166 million).
3	Third party only.
4	Excluding Hong Kong SAR Government certificates of indebtedness.

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	Half-year to 30 June 2002

	Personal Financial Services US$m	Commercial Banking US$m	Corporate, Investment Banking & Markets US$m	Private Banking US$m	Other US$m	Inter- segment elimination US$m	Total US$m

Net interest income	3,563	1,844	1,943	284	(41)	–	7,593
Dividend income	3	2	128	1	22	–	156
Net fees and commissions	1,500	913	1,056	320	68	–	3,857
Dealing profits	15	50	493	75	12	–	645
Other income	370	246	267	40	436	(507)	852
Other operating income	1,888	1,211	1,944	436	538	(507)	5,510

Operating income	5,451	3,055	3,887	720	497	(507)	13,103

Operating expenses excluding goodwill amortisation	(3,230)	(1,501)	(1,910)	(466)	(546)	507	(7,146)

Operating profit/(loss) before provisions	2,221	1,554	1,977	254	(49)	–	5,957

Provisions for bad and doubtful debts	(433)	(146)	(129)	(8)	1	–	(715)
Provisions for contingent liabilities and commitments	(21)	13	15	(9)	(1)	–	(3)
Loss from foreign currency redenomination in Argentina	–	–	–	–	(45)	–	(45)
Amounts written off fixed asset investments	–	3	(28)	(10)	(104)	–	(139)

Operating profit/(loss)	1,767	1,424	1,835	227	(198)	–	5,055

Share of operating profit/(loss) in joint ventures	(24)	6	–	–	–	–	(18)
Share of operating profit in associates	7	7	20	1	36	–	71
Gains on disposal of investments and tangible fixed assets	7	47	214	21	61	–	350

Profit/(loss) on ordinary activities before tax	1,757	1,484	2,069	249	(101)	–	5,458

	%	%	%	%	%		%
Share of HSBC’s pre-tax profits	32.2	27.2	37.9	4.6	(1.9)		100.0
Cost:income ratio	59.3	49.1	49.1	64.7	109.9		54.5

	US$m	US$m	US$m	US$m	US$m		US$m
Selected balance sheet data[1]
Loans and advances to customers (net)	125,050	88,716	112,921	13,412	1,958		342,057
Total assets[2]	150,589	109,282	404,884	50,879	21,715		737,349
Customer accounts	239,525	83,433	97,391	50,047	382		470,778
The following assets and liabilities were significant to Corporate, Investment Banking and Markets:
Loans and advances to banks (net)			83,335
Debt securities, treasury bills and other eligible bills			164,947
Deposits by banks			57,298
1	Third party only.
2	Excluding Hong Kong SAR Government certificates of indebtedness.

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H S B C  HOLDINGS  PLC

Financial Review (continued)

Cash basis profit/(loss) by line of business (continued)

	Half-year to 30 June 2002

	Personal Financial Services US$m	Commercial Banking US$m	Corporate, Investment Banking & Markets US$m	Private Banking US$m	Other US$m	Inter- segment elimination US$m	Total US$m

Net interest income	3,866	1,991	1,757	265	(12)	–	7,867
Dividend income	3	4	102	1	12	–	122
Net fees and commissions	1,479	1,021	1,108	303	56	–	3,967
Dealing profits	35	57	515	62	(1)	–	668
Other income	418	217	343	62	469	(641)	868
Other operating income	1,935	1,299	2,068	428	536	(641)	5,625

Operating income	5,801	3,290	3,825	693	524	(641)	13,492

Operating expenses excluding goodwill amortisation	(3,743)	(1,652)	(1,989)	(521)	(544)	641	(7,808)

Operating profit/(loss) before provisions	2,058	1,638	1,836	172	(20)	–	5,684

Provisions for bad and doubtful debts	(424)	(123)	(55)	3	(7)	–	(606)
Provisions for contingent liabilities and commitments	(21)	6	(3)	(12)	(6)	–	(36)
Loss from foreign currency redenomination in Argentina	–	–	–	–	(23)	–	(23)
Amounts written off fixed asset investments	(2)	–	(81)	(12)	(90)	–	(185)

Operating profit/(loss)	1,611	1,521	1,697	151	(146)	–	4,834

Share of operating profit/(loss) in joint ventures	1	(3)	2	(1)	–	–	(1)
Share of operating profit/(loss) in associates	10	8	25	(11)	32	–	64
Gains on disposal of investments and tangible fixed assets	12	4	103	25	14	–	158

Profit /(loss) on ordinary activities before tax	1,634	1,530	1,827	164	(100)	–	5,055

	%	%	%	%	%		%
Share of HSBC’s pre-tax profits	32.3	30.3	36.2	3.2	(2.0)		100.0
Cost:income ratio	64.5	50.2	52.0	75.2	103.8		57.9

	US$m	US$m	US$m	US$m	US$m		US$m
Selected balance sheet data[1]
Loans and advances to customers (net)	143,696	90,562	101,770	14,115	2,201		352,344
Total assets[2]	171,496	113,525	394,542	48,346	21,892		749,801
Customer accounts	257,880	92,884	95,351	49,012	311		495,438
The following assets and liabilities were significant to Corporate, Investment Banking and Markets:
Loans and advances to banks (net)			80,870
Debt securities, treasury bills and other eligible bills			162,583
Deposits by banks			48,894
1	Third party only.
2	Excluding Hong Kong SAR Government certificates of indebtedness.

In the analysis of profit by geographical region which follows, operating income and operating expenses include intra-HSBC items of US$200 million in the first half of 2003, US$142 million in the first half of 2002 and US$184 million in the second half of 2002.

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Analysis by geographical region and by line of business

Profit/(loss) on ordinary activities before tax by geographical region

	Half-year to

	30 June 2003						30 June 2002		31 December 2002

	Total		Household[1]		Rest of HSBC
	US$m	%	US$m	%	US$m	%	US$m	%	US$m	%

Europe	1,869	30.6	36	6.7	1,833	32.8	1,867	36.9	1,633	35.6
Hong Kong	1,840	30.1	–	–	1,840	33.0	1,900	37.6	1,810	39.4
Rest of Asia-Pacific	734	12.0	–	–	734	13.2	653	12.9	607	13.2
North America[2]	1,602	26.2	500	93.3	1,102	19.8	557	11.0	681	14.8
South America[2]	67	1.1	–	–	67	1.2	80	1.6	(138)	(3.0)

Total	6,112	100.0	536	100.0	5,576	100.0	5,057	100.0	4,593	100.0

Total assets by geographical region

	30 June 2003						At 30 June 2002		At 31 December 2002

	Total		Household[1]		Rest of HSBC
	US$m	%	US$m	%	US$m	%	US$m	%	US$m	%

Europe	407,427	42.0	9,611	7.3	397,816	47.4	335,462	45.5	342,118	45.7
Hong Kong[3]	184,302	18.9	–	–	184,302	21.9	179,311	24.3	180,525	24.1
Rest of Asia-Pacific	87,757	9.0	–	–	87,757	10.4	70,669	9.6	76,635	10.2
North America[2]	283,133	29.1	122,389	92.7	160,744	19.1	142,671	19.3	142,032	18.9
South America[2]	10,093	1.0	–	–	10,093	1.2	9,236	1.3	8,491	1.1

Total	972,712	100.0	132,000	100.0	840,712	100.0	737,349	100.0	749,801	100.0

1	Since the date of acquisition.
2	North America includes Group entities in Panama and Mexico which were previously included in Latin America (subsequently renamed South America). Figures for the first half of 2002 have been restated to reflect this change.
3	Excluding Hong Kong SAR Government certificates of indebtedness.

The results are presented in accordance with the accounting policies used in the preparation of HSBC’s consolidated financial statements. HSBC’s operations are closely integrated and, accordingly, the presentation of line of business data includes internal allocations of certain items of income and expense. These allocations include the costs of certain support services and head office functions, to the extent that these can be meaningfully attributed to operational business lines. While such allocations have been made on a systematic and consistent basis, they necessarily involve a degree of subjectivity.

Where relevant, income and expense amounts presented include the results of intra-segment funding as well as inter-company and inter-business line transactions. All such transactions are undertaken on arm’s-length terms. Intra-segment funding and placements of surplus funds are generally undertaken at market interest rates.

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H S B C  HOLDINGS  PLC

Financial Review (continued)

Europe

Cash basis profit/(loss) before tax

	Half-year to

	30 June 2003 US$m	30 June 2002 US$m	31 December 2002 US$m

Personal Financial Services	592	514	473
United Kingdom	472	434	392
France	99	75	64
Other	21	5	17

Consumer Finance[1]	44	–	–
United Kingdom	44	–	–
France	–	–	–
Other	–	–	–

Total Personal Financial Services	636	514	473
United Kingdom	516	434	392
France	99	75	64
Other	21	5	17

Commercial Banking	706	690	654
United Kingdom	488	479	450
France	153	158	167
Other	65	53	37

Corporate, Investment Banking and Markets	829	796	642
United Kingdom	582	584	534
France	130	145	61
Other	117	67	47

Private Banking	138	138	98
United Kingdom	40	52	36
France	2	10	(2)
Other	96	76	64

Other	71	41	114
United Kingdom	27	116	162
France	7	(81)	(49)
Other	37	6	1

Total	2,380	2,179	1,981
United Kingdom	1,653	1,665	1,574
France	391	307	241
Other	336	207	166

1	Comprises Household since the date of acquisition.

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Profit before tax

	Half-year to

Europe	30 June 2003			30 June 2002	31 December 2002

	Total US$m	Household US$ m [1]	Rest of HSBC US$m	US$m	US$m

Net interest income	3,508	141	3,367	3,056	3,287

Dividend income	106	2	104	118	93
Net fees and commissions	2,446	17	2,429	2,216	2,312
Dealing profits	531	–	531	245	263
Other income	570	40	530	516	509
Other operating income	3,653	59	3,594	3,095	3,177

Total operating income	7,161	200	6,961	6,151	6,464

Staff costs	(2,632)	(49)	(2,583)	(2,141)	(2,284)
Premises and equipment	(506)	(17)	(489)	(435)	(531)
Other	(950)	(26)	(924)	(812)	(951)
Depreciation	(396)	(4)	(392)	(309)	(415)
	(4,484)	(96)	(4,388)	(3,697)	(4,181)
Goodwill amortisation	(376)	(8)	(368)	(307)	(344)

Operating expenses	(4,860)	(104)	(4,756)	(4,004)	(4,525)

Operating profit before provisions	2,301	96	2,205	2,147	1,939

Provisions for bad and doubtful debts	(343)	(60)	(283)	(280)	(289)
Provisions for contingent liabilities and commitments	(17)	–	(17)	(20)	5
Amounts written off fixed asset investments	(46)	–	(46)	(128)	(139)

Operating profit	1,895	36	1,859	1,719	1,516

Share of operating loss in joint venture	(132)	–	(132)	(20)	(6)
Share of operating profit/(loss) in associates	18	–	18	6	(3)
Gains on disposal of investments and tangible fixed assets	88	–	88	162	126

Profit on ordinary activities before tax	1,869	36	1,833	1,867	1,633

	%	%	%	%	%
Share of HSBC’s pre-tax profits (cash basis)	34.6	0.6	34.0	40.0	39.2
Share of HSBC’s pre-tax profits	30.6	0.6	30.0	36.9	35.6
Cost:income ratio (excluding goodwill amortisation)	62.6	48.0	63.0	60.1	64.7

Period-end staff numbers (full-time equivalent)	75,815	3,839	71,976	71,713	72,260

	US$m	US$m	US$m	US$m	US$m
Selected balance sheet data[2]
Loans and advances to customers (net)	192,653	7,601	185,052	155,838	164,701
Loans and advances to banks (net)	58,586	31	58,555	44,473	39,373
Debt securities, treasury bills and other eligible bills	80,007	258	79,749	70,746	71,446
Total assets	407,427	9,611	397,816	335,462	342,118
Deposits by banks	55,134	707	54,427	43,566	34,559
Customer accounts	224,343	60	224,283	187,559	197,362
1	Since the date of acquisition.
2	Third party only.

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H S B C  H O L D I N G S  PLC

Financial Review(continued)

Economic activity in the UK remained sluggish during the first half of the year with GDP expanding by 0.5 per cent. The continued weakness of global demand was reflected once again in poor performance in the external sectors of the economy, which held back growth. The rapid growth in household spending at the tail end of last year was more subdued in the first quarter as uncertainties surrounding the war with Iraq depressed high street spending, but subsequently bounced back in the second quarter. The end of the conflict saw more encouraging signs in the high street although the burden of rising taxes, weaker income growth, and continued uncertainty in the housing market may influence consumer spending in the coming months. The recent fall in the value of the pound should provide a boost to the external sector although the benefits may not be seen for several months.

      GDP in the euro zone failed to grow during the first half of the year as rising unemployment and the strong euro helped to dampen both consumer-based and external sector growth. The constraints imposed by the Stability and Growth Pact (SGP) restricted the ability of governments to use fiscal policy to boost activity and much needed structural reform has yet to take place, despite some progress in Germany. The strength of the euro put euro zone companies at a competitive disadvantage and this, combined with subdued consumer spending, adversely affected business confidence and investment. Against this backdrop, the German and French governments are unlikely to keep their budget deficits below the 3 per cent of GDP specified by the SGP.

      European operations contributed cash basis pre-tax profits of US$2,380 million and represented 35 per cent of HSBC’s profits. At constant exchange rates, and excluding the US$44 million contribution from HFC Bank plc, the only major change in composition of the Group in Europe, cash basis pre-tax profit was 5 per cent lower than last year. The commentaries that follow are based on constant exchange rates.

      Cash basis pre-tax profit in Personal Financial Services was in line with the first half of last year as strong growth in UK mortgage and consumer lending and deposits was offset by a sharp fall in sales of investment products and a rise in staff and property costs.

      Net interest income increased by 10 per cent, driven by strong growth in mortgages and personal lending in the UK and to a lesser extent in France. UK mortgage balances increased by 28 per cent as borrowers continued to take advantage of the low interest rate environment to re-mortgage. First Direct contributed US$2.5 billion of the increase, reflecting the success of its Offset mortgage product. For the second year running, HSBC won a major category of the What Mortgage award in the UK.

      Successful targeting using the bank’s customer relationship management system contributed to growth of 19 per cent in UK personal savings balances and 14 per cent in personal lending balances. HSBC’s market share for UK personal loans in May 2003, at 10 per cent, was 3 percentage points higher than the previous year. The HSBC Premier customer base in the UK grew by 49 per cent to over 220,000. Growth in balances of 8 per cent contributed a further US$19 million to credit card income over the same period last year.

      Lending growth was funded through a significant increase in savings and current account balances as customers preferred to hold cash in the uncertain investment climate. HSBC’s cash Individual Savings Account (‘ISA’) product in the UK grew by 43 per cent to US$4.8 billion compared with the first half of 2002 and was awarded a ‘best buy’ rating in Which magazine. In France government regulated deposits proved a popular safe haven for customers’ savings and balances increased by 16 per cent compared with the first half of 2002, offsetting falls in time deposits.

      Sales of investment products and pensions fell sharply, reflecting continued uncertainty in equity markets, and this also resulted in a fall in the contribution from HSBC’s long-term assurance business in the UK. However, strong growth in mortgages and personal loans boosted sales of protection products and new guaranteed funds proved attractive to customers in France. Overall, other operating income fell by 6 per cent.

      Costs increased by 6 per cent on a cash basis largely as a result of higher national insurance costs and the amortisation of the UK pension scheme deficit reported at the end of 2002. The relocation of the UK bank’s headquarters to

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      Canary Wharf contributed to higher premises costs, as equipment and infrastructure were upgraded. Increased TV brand advertising also contributed to the rise in the cost base. Staff costs in France were largely unchanged while other expenses were lower following the recovery of business taxes and the non-recurrence of costs related to the adoption of the euro in 2002.

      The charge for bad and doubtful debts was in line with the first half of 2002 despite continued growth in consumer lending. Low interest rates, stable employment and improved stock markets provided the economic environment for continued stability in credit charges.

      In Consumer Finance, HFC Bank, acquired in March as part of Household, contributed US$44 million to cash basis pre-tax profit in its first three months of ownership. In June the bank announced a long-term agreement with the John Lewis Partnership, the employee-owned UK department store and supermarket group, for the joint management and operation of the John Lewis, Peter Jones and Waitrose store card business. The seven-year agreement involves the transfer of US$400 million of loans and 1.8 million cardholders to HFC on a revenue-sharing basis. The bank will work with the John Lewis Partnership to enhance its credit card offering to existing and potential customers.

      Cash basis pre-tax profits in Commercial Banking fell by 10 per cent to US$706 million. The Competition Commission ruling on the payment of interest on small business accounts had an adverse impact on UK margins and cost US$52 million in additional interest expense in the first half of the year. In response, HSBC committed more resource to advertising and marketing the broad advantages of its small business product, leading to a 16 per cent increase in business current account balances. The bank in the UK also increased its share of business start-ups by 23 per cent and opened more than 52,000 new business accounts. In France, excluding the impact of the prior year disposal of Lixxbail, HSBC’s joint venture leasing business, cash basis pre-tax profits were stable.

      Deposit balances grew by 2 per cent and sight deposits were up 8 per cent on the first half of 2002. The new Business Money Manager account, launched in the UK in January, attracted an average of 1,700 new accounts per week. HSBC also improved interest rates on its business deposit accounts and the reduction in spreads more than offset the effect from volume growth. In France sight deposits increased by 2 per cent and spreads on new loans widened slightly. Overall, net interest income was broadly in line with the same period last year.

      Other operating income was marginally higher than last year as higher fees, commissions and dealing profits offset a fall in sales of executive and stakeholder pensions. Fee and commission income increased on the back of the growth in customer numbers. Invoice finance turnover increased by 13 per cent, while ‘HSBC DriverQuote’, an online fleet hire quotation system, proved to be particularly popular with customers. Volatility in international markets led to an increase in fees earned from foreign exchange in the UK regional treasury centres. In France, money transmission fees and internet banking service commissions were marginally higher than in the first half of 2002.

      Operating expenses on a cash basis increased by 5 per cent. Staff costs rose 8 per cent, largely as a result of higher pension costs in the UK. Other operating costs were in line with the first half of 2002 despite growth in business volumes in the UK and investment in new products and delivery channels. During the first six months of the year, more than 36,000 customers registered to use the dedicated business telephone banking centres and over 54,000 customers registered for Business Internet Banking, bringing the total to almost 100,000 at the end of June. Higher premises and equipment costs reflected the relocation of head office staff to Canary Wharf.

      The charge for bad and doubtful debts fell by 27 per cent, largely attributable to the non-recurrence of a specific provision raised in the first half of 2002. New provisions were made for loans to customers in the manufacturing and distribution sectors which continue to see a decline in activity in the current economic climate. In addition, there was a small increase in France, primarily within the manufacturing sector.

      Profit on disposal of fixed assets was substantially lower than last year, which benefited from the disposal of Lixxbail in France.

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H S B C  H O L D I N G S  PLC

Financial Review (continued)

      In Corporate, Investment Banking and Markets, cash basis pre-tax profit fell by 8 per cent. The current subdued economic climate resulted in a fall in institutional account balances as the level of customer activity reduced. Due to the low interest environment deposit margins were squeezed as customer pricing could not fully reflect falls in market interest rates. In Global Markets UK, accrual earnings on money market business declined as longer term assets matured and proceeds were reinvested at lower rates. While funding costs continued to benefit from the low interest rate environment and positive yield curves, the benefit was less significant than in 2002 as yield curves flattened during the first half of 2003. Overall, net interest income was down 16 per cent.

      Other operating income increased by 8 per cent, reflecting a substantial growth in dealing profits that more than offset lower fee and commission income. Fixed income earnings increased as customers sought long-term financing at low interest rates and investors purchased bonds for enhanced yield. Advantage was also taken of the narrowing of credit spreads. Foreign exchange revenues remained strong, aided by increased volatility in the major currency pairs and by the existence of a clear trend in the markets, in the form of a weakening US dollar. Volumes increased sharply as customers sought to hedge their currency exposure in volatile markets. Income from interest rate derivatives increased in line with the expansion of the bank’s product range. There was continued growth in mandates from corporate customers with an increasing number taking advantage of HSBC’s geographical reach. Fee income decreased by 13 per cent. Weak equity markets resulted in lower equity commissions and equity issue fees but these were partly offset by higher fees from the merger and advisory business as greater focus was given to HSBC’s core customer sectors and regions. In France, CCF was adviser to the French government in relation to their participation in the France Telecom rights issue and was also joint lead manager for the €6 billion public element of the issue. Elsewhere fees arose from major financing transactions in the telecom and transport sectors and asset rental income came on line from the Connex fleet.

      Staff costs were 4 per cent higher, reflecting higher bonuses in line with increased profitability in specific product lines but this was partly offset by a fall in staff numbers. Premises and equipment expenses were lower primarily due to the non-recurrence of provisioning for future rental payments in respect of the buildings vacated in Central London as part of the relocation to Canary Wharf.

      New specific provisions for corporate borrowers were lower, largely because a single name in the telecommunications equipment sector adversely affected the first half of 2002. Corporate lending weakness in the power generation sector was dealt with through the raising of specific provisions although these were partly offset by a large recovery in the telecommunications sector.

      Gains on disposals were lower than in the first half of 2002 due to a reduction in profits from the disposal of venture capital investments in CCF. In the first half of 2003 profits on disposal included a venture capital profit in the manufacturing industry realised prior to the management buyout of HSBC Private Equity in March.

      Private Banking activities in Europe continued to grow during the first half of 2003. However, cash basis profit before tax fell by 5 per cent as lower net interest income and higher costs more than offset growth in dealing profits. Revenues were, however, more broadly diversified as the product range was expanded. Client assets under management grew by US$7 billion, or 15 per cent, due to the addition of net new client money, as markets recovered from recent lows as well as benefiting from the positive effects of rising securities prices and stronger European currencies.

      Net interest income was 6 per cent lower as increased margin earned on client deposits could not offset lower margins on free funds and the investment portfolio. Fee income was largely unchanged from the first half of 2002.

      Dealing income rose 31 per cent reflecting a higher volume of client transactions in the foreign exchange markets as well as proprietary equity gains in 2003. Gains on sales of investment securities were unchanged.

      Staff costs were 13 per cent higher than in the first half of last year largely as a result of higher performance-based remuneration. Other expenses on a cash basis were 5 per cent lower than for the same period last year due to cost saving initiatives started in 2002.

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Cash basis profit/(loss) by line of business

	Half-year to 30 June 2003

Europe	Personal Financial Services US$m	Consumer Finance[1] US$m	Total Personal Financial Services US$m	Commercial Banking US$m	Corporate, Investment Banking & Markets US$m	Private Banking US$m	Other US$m	Inter- segment elimination US$m	Total US$m

Net interest income	1,439	141	1,580	958	731	154	85	–	3,508

Dividend income	3	2	5	2	98	–	1	–	106
Net fees and commissions	843	17	860	625	571	264	126	–	2,446
Dealing profits	21	–	21	13	469	47	(19)	–	531
Other income	77	40	117	156	234	2	167	(106)	570
Other operating income	944	59	1,003	796	1,372	313	275	(106)	3,653

Operating income	2,383	200	2,583	1,754	2,103	467	360	(106)	7,161

Operating expenses excluding goodwill amortisation	(1,668)	(96)	(1,764)	(995)	(1,189)	(348)	(294)	106	(4,484)

Operating profit before provisions	715	104	819	759	914	119	66	–	2,677

Provisions for bad and doubtful debts	(110)	(60)	(170)	(57)	(114)	(2)	–	–	(343)
Provisions for contingent liabilities and commitments	(8)	–	(8)	3	(11)	(1)	–	–	(17)
Amounts written off fixed asset investments	1	–	1	2	(33)	(4)	(12	–	(46)

Operating profit	598	44	642	707	756	112	54	–	2,271

Share of operating profit in joint ventures	–	–	–	–	3	–	–	–	3
Share of operating profit in associates	2	–	2	3	3	–	10	–	18
Gains/(losses) on disposal of investments and tangible fixed assets	(8)	–	(8)	(4)	67	26	7	–	88

Profit on ordinary activities before tax	592	44	636	706	829	138	71	–	2,380

	%	%	%	%	%	%	%		%
Share of HSBC’s pre-tax profits	8.6	0.6	9.2	10.3	12.1	2.0	1.0		34.6
Cost:income ratio	70.0	48.0	68.3	56.7	56.5	74.5	81.7		62.6

	US$m	US$m	US$m	US$m	US$m	US$m	US$m		US$m
Selected balance sheet data[2]
Loans and advances to customers (net)	64,081	7,601	71,682	47,940	62,853	10,175	3		192,653
Total assets	80,109	9,611	89,720	61,997	211,878	40,181	3,651		407,427
Customer accounts	90,578	60	90,638	39,837	61,384	32,484	–		224,343
The following assets and liabilities were significant to Corporate, Investment Banking and Markets:
Loans and advances to banks (net)					50,570
Debt securities, treasury bills and other eligible bills					62,945
Deposits by banks					51,394
1	Comprises Household since the date of acquisition.
2	Third party only.

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H S B C  H O L D I N G S  PLC

Financial Review (continued)

Cash basis profit/(loss) by line of business (continued)

	Half-year to 30 June 2002

Europe	Personal Financial Services US$m	Commercial Banking US$m	Corporate, Investment Banking & Markets US$m	Private Banking US$m	Other US$m	Inter- segment elimination US$m	Total US$m

Net interest income	1,160	844	773	155	124	–	3,056

Dividend income	2	1	114	1	–	–	118
Net fees and commissions	765	529	573	244	105	–	2,216
Dealing profits	9	6	189	33	8	–	245
Other income	107	156	240	2	142	(131)	516
Other operating income	883	692	1,116	280	255	(131)	3,095

Operating income	2,043	1,536	1,889	435	379	(131)	6,151

Operating expenses excluding goodwill amortisation	(1,397)	(830)	(1,053)	(298)	(250)	131	(3,697)

Operating profit before provisions	646	706	836	137	129	–	2,454

Provisions for bad and doubtful debts	(93)	(69)	(117)	(1)	–	–	(280)
Provisions for contingent liabilities and commitments	(21)	7	3	(10)	1	–	(20)
Amounts written off fixed asset investments	–	3	(23)	(10)	(98)	–	(128)

Operating profit	532	647	699	116	32	–	2,026

Share of operating profit/(loss) in joint ventures	(21)	6	–	–	–	–	(15)
Share of operating profit/(loss) in associates	(1)	(2)	–	(1)	10	–	6
Gains/(losses) on disposal of investments and tangible fixed assets	4	39	97	23	(1)	–	162

Profit on ordinary activities before tax	514	690	796	138	41	–	2,179

	%	%	%	%	%		%
Share of HSBC’s pre-tax profits	9.4	12.6	14.7	2.5	0.8		40.0
Cost:income ratio	68.4	54.0	55.7	68.5	66.0		60.1

	US$m	US$m	US$m	US$m	US$m		US$m
Selected balance sheet data[1]
Loans and advances to customers (net)	48,971	41,928	56,415	8,523	1		155,838
Total assets	63,726	54,405	175,996	38,492	2,843		335,462
Customer accounts	77,467	31,100	47,934	31,058	–		187,559
The following assets and liabilities were significant to Corporate, Investment Banking and Markets:
Loans and advances to banks (net)			34,250
Debt securities, treasury bills and other eligible bills			53,678
Deposits by banks			40,842
1	Third party only.

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	Half-year to 31 December 2002

Europe	Personal Financial Services US$m	Commercial Banking US$m	Corporate, Investment Banking & Markets US$m	Private Banking US$m	Other US$m	Inter- segment elimination US$m	Total US$m

Net interest income	1,381	956	671	145	134	–	3,287

Dividend income	1	3	88	1	–	–	93
Net fees and commissions	805	599	564	227	117	–	2,312
Dealing profits	22	12	196	30	3	–	263
Other income	56	147	268	14	174	(150)	509
Other operating income	884	761	1,116	272	294	(150)	3,177

Operating income	2,265	1,717	1,787	417	428	(150)	6,464

Operating expenses excluding goodwill amortisation	(1,679)	(929)	(1,144)	(320)	(259)	150	(4,181)

Operating profit before provisions	586	788	643	97	169	–	2,283

Provisions for bad and doubtful debts	(122)	(135)	(36)	8	(4)	–	(289)
Provisions for contingent liabilities and commitments	(2)	4	(6)	(11)	20	–	5
Amounts written off fixed asset investments	(1)	–	(49)	(12)	(77)	–	(139)

Operating profit	461	657	552	82	108	–	1,860

Share of operating profit/(loss) in joint ventures	(1)	(3)	2	–	–	–	(2)
Share of operating profit/(loss) in associates	–	(1)	3	(9)	4	–	(3)
Gains on disposal of investments and tangible fixed assets	13	1	85	25	2	–	126

Profit on ordinary activities before tax	473	654	642	98	114	–	1,981

	%	%	%	%	%		%
Share of HSBC’s pre-tax profits	9.4	12.9	12.7	1.9	2.3		39.2
Cost:income ratio	74.1	54.1	64.0	76.7	60.5		64.7

	US$m	US$m	US$m	US$m	US$m		US$m
Selected balance sheet data[1]
Loans and advances to customers (net)	58,421	43,104	54,099	9,077	–		164,701
Total assets	72,817	56,934	172,665	35,920	3,782		342,118
Customer accounts	84,486	35,614	45,818	31,444	–		197,362
The following assets and liabilities were significant to Corporate, Investment Banking and Markets:
Loans and advances to banks (net)			31,402
Debt securities, treasury bills and other eligible bills			53,897
Deposits by banks			31,741
1	Third party only.

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H S B C  H O L D I N G   P L C

Financial Review (continued)

Hong Kong
Cash basis profit/(loss) before tax
	Half-year to
	30 June 2003 US$m	30 June 2002 US$m	31 December 2002 US$m

Personal Financial Services	894	898	807
Commercial Banking	358	374	359
Corporate, Investment Banking and Markets	576	594	632
Private Banking	70	57	50
Other	(55)	(23)	(38)

Total	1,843	1,900	1,810

Profit before tax
	Half-year to
Hong Kong	30 June 2003	30 June 2002	31 December 2002
	US$m	US$m	US$m

Net interest income	1,991	2,065	2,068

Dividend income	15	10	15
Net fees and commissions	647	612	652
Dealing profits	186	59	74
Other income	274	234	261
Other operating income	1,122	915	1,002

Total operating income	3,113	2,980	3,070

Staff costs	(611)	(596)	(653)
Premises and equipment	(109)	(107)	(126)
Other	(214)	(207)	(252)
Depreciation	(98)	(99)	(99)
	(1,032)	(1,009)	(1,130)
Goodwill amortisation	(3)	–	–

Operating expenses	(1,035)	(1,009)	(1,130)

Operating profit before provisions	2,078	1,971	1,940

Provisions for bad and doubtful debts	(303)	(121)	(125)
Provisions for contingent liabilities and commitments	(3)	4	(18)
Amounts written off fixed asset investments	5	(7)	(3)

Operating profit	1,777	1,847	1,794

Share of operating profit in associates	6	8	3
Gains on disposal of investments and tangible fixed assets	57	45	13

Profit on ordinary activities before tax	1,840	1,900	1,810

	%	%	%
Share of HSBC’s pre-tax profits (cash basis)	26.8	34.8	35.8
Share of HSBC’s pre-tax profits	30.1	37.6	39.4
Cost:income ratio (excluding goodwill amortisation)	33.2	33.9	36.8

Period-end staff numbers (full-time equivalent)	23,517	24,562	23,786
	US$m	US$m	US$m
Selected balance sheet data[1]
Loans and advances to customers (net)	71,855	70,355	69,948
Loans and advances to banks (net)	31,908	35,416	33,359
Debt securities, treasury bills and other eligible bills	62,797	57,033	60,083
Total assets[2]	184,302	179,311	180,525
Deposits by banks	3,268	2,489	2,379
Customer accounts	152,097	145,557	148,904

1	Third party only.
2	Excluding Hong Kong SAR Government certificates of indebtedness.

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The Hong Kong economy faced challenging conditions during the first half of 2003. Against a backdrop of slower growth in major export markets, rising unemployment and a weak property market dampened consumer demand, whilst the outbreak of the SARS virus had a significant adverse impact on the entertainment, leisure and tourism sectors.
HSBC’s operations in Hong Kong performed well in these circumstances and reported cash basis profit before tax of US$1,843 million, a decrease of US$57 million, or 3 per cent, compared with the first half of 2002. This amounted to 27 per cent of HSBC’s cash basis pre-tax profit. The deterioration was all attributable to rising credit costs as revenue growth of US$133 million exceeded cost growth by a factor of five times.
Personal Financial Services reported cash basis profit before tax of US$894 million, in line with the comparable period in 2002. In the first half of 2003, given the pressure on net interest income as a consequence of muted credit demand and the impact of lower interest rates on the value of deposits taken, there was continued focus on wealth management initiatives, with the sale of unit trusts and of capital guaranteed funds being notably successful.
Net interest income fell by US$23 million or 2 per cent, as a result of a decrease of 28 basis points in average mortgage spreads, and a reduction of US$797 million, or 11 per cent, over the last 12 months in the Government Home Ownership Scheme mortgage portfolio. The continuing fall in interest rates in Hong Kong reduced spreads on deposits, which rose by US$1,591 million or 2 per cent in the six month period to 30 June 2003, as customers sought liquidity and security for their savings.
Offsetting the decline in net interest income, other operating income at US$566 million was US$63 million or 13 per cent higher than the first half of 2002. Income from wealth management initiatives, which included income from the insurance business, commissions on sales of unit trust products and securities transactions executed for personal customers, grew by 29 per cent to US$372 million. This was achieved by strong growth in sales of unit trusts and of capital guaranteed funds, which increased by US$936 million to US$4,224 million, or 28 per cent, over the previous period. Income on sales of unit trusts and capital guaranteed funds, and from funds under management, similarly rose by 29 per cent from US$126 million to US$162 million.
Income from the insurance business, including the Mandatory Provident Fund business, grew by 32 per cent or US$39 million, reflecting strong growth in the level of new individual life business written.
Operating expenses fell by US$31 million or 5 per cent. Staff costs fell by US$12 million or 6 per cent, with reduced staff numbers as HSBC continued to migrate a wide range of back office and call centre functions to the Group Service Centres in Guangzhou and Shanghai. Marketing and advertising costs also fell by US$9 million as campaigns were scaled back in light of the economic conditions.
Provisions for bad and doubtful debts increased by US$73 million to US$242 million compared with last year. The increase was driven by higher provisions against mortgage lending, reflecting the fall in the value of residential property held as collateral. There were also increases in provisions against other unsecured personal lending and credit cards in line with growth in average balances. Underlying credit quality within PFS remained stable during the first half of 2003, with delinquency rates for both mortgages and cards in line with the previous period.
Our credit card base in Hong Kong expanded by 6 per cent to reach 2.9 million cards in issue. The introduction of the ability to make online tax payments using HSBC credit cards resulted in a doubling in card usage in January compared with normal monthly usage.
Commercial Banking reported cash basis profit before tax of US$358 million, a fall of 4 per cent over 2002. Operating profit before provisions was broadly in line with the prior period. During the first half of 2003, three additional business banking/trade service centres were opened, with a further four planned for the second half of the year, to focus on the business needs of small and medium-sized customers and start-ups. There was increased alignment in trade services with branches of the bank in China, in order to service the growth

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H S B C  H O L D I N G   P L C

Financial Review (continued)

of investment in the Pearl River delta by customers based in Hong Kong. First half results of this alignment were satisfactory, with valuable business booked in China.
Compared with the first half of 2002, net interest income fell by 7 per cent or US$23 million, mainly due to lower recoveries of suspended interest, and other operating income rose by 13 per cent to US$215 million, due to increased income from cash management and trade services. Operating expenses rose by 2 per cent to US$174 million, reflecting increased expenditure in Business Internet Banking in Hong Kong. Credit quality remained stable.
Corporate, Investment Banking and Markets reported cash basis profit before tax of US$576 million, 3 per cent lower than the comparable period in 2002. A shift from net recovery to net charge in credit provisions offset strong growth in pre-provisions profit, which rose 15 per cent to US$633 million. Net interest income, at US$565 million, was 2 per cent lower than the first half of 2002. This reflected reduced corporate lending spreads, which remained under pressure, and weak loan demand mitigated by good treasury performance, which benefited from successful interest rate risk positioning, and increased holdings of debt securities as funds were redeployed from interbank placements to enhance yields.
       Other operating income grew strongly to US$286 million, an increase of US$110 million or 63 per cent. This was achieved through a significant increase in dealing profits to US$112 million. Foreign exchange profits increased, reflecting higher levels of corporate sales, coupled with trading profits which benefited from US dollar volatility in the period. HSBC expanded its capabilities in derivatives trading and higher profits were earned from successful positioning. This reflected continuing growth in demand for the structuring of tailored solutions for corporate customers, and increased volumes of structured transactions offering yield enhancement products to retail clients. Debt securities trading achieved a strong turnaround in income against the first half of 2002, as losses caused in that earlier period by widening credit spreads did not recur. Operating expenses on a cash basis increased by 8 per cent to US$218 million. Higher staff costs reflected higher bonuses, in line with the significant increase in Global Markets profitability.
The charge for bad and doubtful debts of US$68 million compared with a release of provisions of US$34 million in the first half of 2002. This was primarily due to deterioration in one borrower in the corporate telecommunications sector. Otherwise, credit quality remained stable, with no significant increase in charge-offs.
HSBC’s Private Banking activities in Hong Kong reported cash basis profit before tax in the first half of 2003 of US$70 million, an increase of 23 per cent over the comparable period in 2002. Net interest income declined by US$6 million or 13 per cent to US$41 million, reflecting lower margins from free funds and the investment portfolio as interest rates fell. Other operating income increased by 48 per cent to US$92 million. Fee and commission income for the period was US$42 million, an increase of 17 per cent over the first half to 30 June 2002. This growth was driven by increased commissions from brokerage activities on client securities transactions, and fees from trust services and safekeeping services generated from new client assets. Fees also rose in line with the 22 per cent increase in the value of client assets under management which grew to US$58 billion at 30 June, 2003. Funds under management benefited from net new funds from clients and the positive effect of rising stock prices. Dealing income rose to US$44 million compared with US$23 million in the period to June 2002, a 91 per cent increase. The growth was driven by higher volumes of client transactions in the debt securities and derivatives markets, and increased sales of client-tailored structured products. Operating expenses at US$61 million increased in line with the growth in operating income.

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Cash basis profit/(loss) by line of business
	Half-year to 30 June 2003
Hong Kong	Personal Financial Services US$m	Commercial Banking US$m	Corporate, Investment Banking & Markets US$m	Private Banking US$m	Other US$m	Inter- segment elimination US$m	Total US$m

Net interest income	1,154	304	565	41	(73)	–	1,991

Dividend income	1	–	1	–	13	–	15
Net fees and commissions	325	148	149	42	(17)	–	647
Dealing profits	18	14	112	44	(2)	–	186
Other income	222	53	24	6	146	(177)	274
Other operating income	566	215	286	92	140	(177)	1,122

Operating income	1,720	519	851	133	67	(177)	3,113

Operating expenses excluding goodwill amortisation	(587)	(174)	(218)	(61)	(169)	177	(1,032)

Operating profit/(loss) before provisions	1,133	345	633	72	(102)	–	2,081

Provisions for bad and doubtful debts	(242)	9	(68)	(1	(1)	–	(303)
Provisions for contingent liabilities and commitments	–	–	–	–	(3)	–	(3)
Amounts written off fixed asset investments	–	–	7	–	(2)	–	5

Operating profit/(loss)	891	354	572	71	(108)	–	1,780

Share of operating profit in associates	1	–	–	–	5	–	6
Gains/(losses) on disposal of investments and tangible fixed assets	2	4	4	(1)	48	–	57

Profit/(loss) on ordinary activities before tax	894	358	576	70	(55)	–	1,843

	%	%	%	%	%		%
Share of HSBC’s pre-tax profits	13.0	5.2	8.4	1.0	(0.8)		26.8
Cost:income ratio	34.1	33.5	25.6	45.9	252.2		33.2

	US$m	US$m	US$m	US$m	US$m		US$m
Selected balance sheet data[1]
Loans and advances to customers (net)	33,388	11,648	22,531	2,285	2,003		71,855
Total assets[2]	35,434	16,184	111,486	7,497	13,701		184,302
Customer accounts	105,004	28,112	11,260	7,481	240		152,097
The following assets and liabilities were also significant to Corporate, Investment Banking and Markets:
Loans and advances to banks (net)			28,205
Debt securities, treasury bills and other eligible bills			55,513
Deposits by banks			2,959

1	Third party only.
2	Excluding Hong Kong SAR Government certificates of indebtedness.

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H S B C  H O L D I N G   P L C

Financial Review (continued)

Cash basis profit/(loss) by line of business (continued)
	Half-year to 30 June 2002
Hong Kong	Personal Financial Services US$m	Commercial Banking US$m	Corporate, Investment Banking & Markets US$m	Private Banking US$m	Other US$m	Inter- segment elimination US$m	Total US$m

Net interest income	1,177	327	577	47	(63)	–	2,065

Dividend income	1	1	1	–	7	–	10
Net fees and commissions	287	137	152	36	–	–	612
Dealing profits	21	12	3	23	–	–	59
Other income	194	41	20	3	161	(185)	234
Other operating income	503	191	176	62	168	(185)	915

Operating income	1,680	518	753	109	105	(185)	2,980

Operating expenses excluding goodwill amortisation	(618)	(170)	(202)	(52))	(152)	185	(1,009)

Operating profit/(loss) before provisions	1,062	348	551	57	(47)	–	1,971

Provisions for bad and doubtful debts	(169)	17	34	–	(3)	–	(121)
Provisions for contingent liabilities and commitments	–	5	–	–	(1)	–	4
Amounts written off fixed asset investments	–	–	(1)	–	(6)	–	(7)

Operating profit/(loss)	893	370	584	57	(57)	–	1,847

Share of operating profit in associates	2	–	–	–	6	–	8
Gains on disposal of investments and tangible fixed assets	3	4	10	–	28	–	45

Profit/(loss) on ordinary activities before tax	898	374	594	57	(23)	–	1,900

	%	%	%	%	%		%
Share of HSBC’s pre-tax profits	16.5	6.8	10.9	1.0	(0.4)		34.8
Cost:income ratio	36.8	32.8	26.8	47.7	144.8		33.9

	US$m	US$m	US$m	US$m	US$m		US$m
Selected balance sheet data[1]
Loans and advances to customers (net)	34,557	10,833	21,370	1,756	1,839		70,355
Total assets[2]	36,208	15,117	106,700	7,459	13,827		179,311
Customer accounts	101,894	25,253	11,116	7,064	230		145,557
The following assets and liabilities were also significant to Corporate, Investment Banking and Markets:
Loans and advances to banks (net)			30,105
Debt securities, treasury bills and other eligible bills			50,787
Deposits by banks			2,337

1	Third party only.
2	Excluding Hong Kong SAR Government certificates of indebtedness.

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	Half-year to 31 December 2002
Hong Kong	Personal Financial Services US$m	Commercial Banking US$m	Corporate, Investment Banking & Markets US$m	Private Banking US$m	Other US$m	Inter- segment elimination US$m	Total US$m

Net interest income	1,187	321	584	44	(68)	–	2,068

Dividend income	2	1	2	–	10	–	15
Net fees and commissions	256	147	247	37	(35)	–	652
Dealing profits	24	13	18	21	(2)	–	74
Other income	263	45	21	5	201	(274)	261
Other operating income	545	206	288	63	174	(274)	1,002

Operating income	1,732	527	872	107	106	(274)	3,070

Operating expenses excluding goodwill amortisation	(733)	(201)	(267)	(57)	(146)	274	(1,130)

Operating profit/(loss) before provisions	999	326	605	50	(40)	–	1,940

Provisions for bad and doubtful debts	(193)	37	34	–	(3)	–	(125)
Provisions for contingent liabilities and commitments	–	(4)	–	–	(14)	–	(18)
Amounts written off fixed asset investments	–	–	(3)	–	–	–	(3)

Operating profit/(loss)	806	359	636	50	(57)	–	1,794

Share of operating profit in associates	1	–	–	–	2	–	3
Gains/(losses) on disposal of investments and tangible fixed assets	–	–	(4)	–	17	–	13

Profit /(loss) on ordinary activities before tax	807	359	632	50	(38)	–	1,810

	%	%	%	%	%		%
Share of HSBC’s pre-tax profits	16.0	7.1	12.5	1.0	(0.8)		35.8
Cost:income ratio	42.3	38.1	30.6	53.3	137.7		36.8

	US$m	US$m	US$m	US$m	US$m		US$m
Selected balance sheet data[1]
Loans and advances to customers (net)	34,447	10,797	20,703	1,917	2,084		69,948
Total assets[2]	36,369	15,097	108,063	7,346	13,650		180,525
Customer accounts	103,413	27,019	11,154	7,142	176		148,904
The following assets and liabilities were also significant to Corporate, Investment Banking and Markets:
Loans and advances to banks (net)			29,284
Debt securities, treasury bills and other eligible bills			53,689
Deposits by banks			2,170

1	Third party only.
2	Excluding Hong Kong SAR Government certificates of indebtedness.

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H S B C  H O L D I N G S  P L C

Financial Review (continued)

Rest of Asia-Pacific (including the Middle East)

Cash basis profit before tax

	Half-year to

	30 June 2003 US$m	30 June 2002 US$m	31 December 2002 US$m

Personal Financial Services	106	68	59
Commercial Banking	234	214	209
Corporate, Investment Banking and Markets	365	366	340
Private Banking	22	15	10
Other	26	7	5

Total	753	670	623

	Half-year to

	30 June 2003 US$m	30 June 2002 US$m	31 December 2002 US$m

Australia and New Zealand	46	36	(2)
Brunei	15	20	14
India	67	53	32
Indonesia	45	29	44
Japan	22	26	18
Mainland China	23	11	39
Malaysia	78	75	54
Middle East (excluding Saudi Arabia)	116	124	101
Philippines	7	22	10
Saudi Arabia	60	51	52
Singapore	126	112	111
South Korea	38	32	28
Taiwan	39	33	47
Thailand	32	25	14
Other	39	21	61

	753	670	623

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Profit before tax

	Half-year to

Rest of Asia-Pacific (including the Middle East)	30 June 2003 US$m	30 June 2002 US$m	31 December 2002 US$m

Net interest income	840	784	823

Dividend income	3	1	2
Net fees and commissions	363	358	366
Dealing profits	231	186	178
Other income	56	33	50
Other operating income	653	578	596

Total operating income	1,493	1,362	1,419

Staff costs	(427)	(400)	(426)
Premises and equipment	(80)	(72)	(84)
Other	(235)	(198)	(256)
Depreciation	(47)	(44)	(48)
	(789)	(714)	(814)
Goodwill amortisation	(19)	(17)	(16)

Operating expenses	(808)	(731)	(830)

Operating profit before provisions	685	631	589

Provisions for bad and doubtful debts	(26)	(48)	(41)
Provisions for contingent liabilities and commitments	(4)	14	4
Amounts written off fixed asset investments	–	(1)	(1)

Operating profit	655	596	551

Share of operating profit/(loss) in joint ventures	–	(1)	1
Share of operating profit in associates	65	55	58
Gains/(losses) on disposal of investments and tangible fixed assets	14	3	(3)

Profit on ordinary activities before tax	734	653	607

	%	%	%
Share of HSBC’s pre-tax profits (cash basis)	10.9	12.3	12.3
Share of HSBC’s pre-tax profits	12.0	12.9	13.2
Cost:income ratio (excluding goodwill amortisation)	52.8	52.4	57.4

Period-end staff numbers (full-time equivalent)	30,061	27,631	28,630

	US$m	US$m	US$m
Selected balance sheet data[1]
Loans and advances to customers (net)	42,236	33,997	37,078
Loans and advances to banks (net)	10,411	11,212	10,708
Debt securities, treasury bills and other eligible bills	23,992	19,039	21,622
Total assets	87,757	70,669	76,635
Deposits by banks	6,035	4,898	5,362
Customer accounts	59,491	50,612	54,172

1	Third party only.

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H S B C  H O L D I N G S  P L C

Financial Review (continued)

The Asia-Pacific economies experienced mixed fortunes in the first half of 2003. While the outbreak of the SARS virus and hostilities in Iraq clouded regional economic activity, and uncertainty in global markets and the prospect of deflation dampened international investor sentiment, in many markets in Asia there was good growth in domestic demand.

      HSBC’s operations in the rest of the Asia-Pacific region reported cash basis profit before tax of US$753 million, an increase of US$83 million or 12 per cent over the comparable period in 2002. This amounted to 11 per cent of HSBC’s cash basis pre-tax profit. At constant exchange rates, profit before tax increased by US$66 million or 10 per cent over 2002.

      Personal Financial Services reported cash basis profit before tax of US$106 million, 56 per cent higher than the comparable period last year. During the first half of 2003, the Group completed the purchase of the New Zealand retail deposit and loan business of AMP Bank Limited, with US$1,076 million in assets, US$122 million of liabilities, and approximately 25,000 customers. Integration of the business is progressing on schedule.

      Net interest income rose 17 per cent over the first half of 2002, reflecting strong growth in Singapore, Australia, Malaysia, New Zealand, Indonesia, India and Korea. This growth was particularly noted in mortgages, which grew by US$2 billion, or 25 per cent, at constant exchange rates, since the end of 2002. Other operating income of US$155 million was US$33 million, or 27 per cent, higher than the first half of 2002. The acquisition of Keppel Insurance during 2003, which was renamed as HSBC Insurance (Singapore) Pte Ltd, contributed income of US$8 million to the first half of the year. There was strong growth in income from wealth management initiatives, particularly from unit trust sales and funds under management, which grew by US$3 million or 25 per cent over the first half of 2002, notably in Taiwan and Korea.

      Fee income from credit cards rose in Australia, Indonesia, Malaysia and the Middle East. A milestone was reached in the first half of 2003 as HSBC’s card base in Asia, excluding Hong Kong, exceeded 3 million for the first time.

      Operating expenses of US$364 million were US$54 million,

or 17 per cent, higher than the first half of 2002. Business acquisitions since the first half of 2002 accounted for an increase of US$2 million in operating expenses. Staff numbers increased by about 500 mainly to support business expansion and branch openings in India, Bangladesh, and Australia. The acquisition in the first half of 2003 of Keppel Insurance added about 100 staff.

      Provisions for bad and doubtful debts against personal lending in the first half of 2003 were broadly in line with the comparable period last year. Increased provisions in Singapore, India and the Middle East, reflected loan growth and were partly offset by lower charges in the Philippines and Taiwan.

      Commercial Banking reported cash basis profit before tax of US$234 million for the first half of 2003, 9 per cent higher than the comparable period in 2002. During the first half of 2003, and following the establishment of an Islamic banking unit in Malaysia, Indonesia and Bangladesh have announced the launch of Islamic banking initiatives.

      Net interest income was in line with last year. Lower income in Indonesia and Taiwan, reflecting reduced margins on deposits, was offset by an increase in Australia. Net interest income in Australia increased by 30 per cent following the acquisition of the trade finance portfolio from State Street Bank Australia in July 2002. Other operating income of US$138 million was US$13 million, or 10 per cent, higher than the comparable period in 2002, with increased insurance income, mainly from HSBC Insurance (Singapore), and increased securities income in Australia following the acquisition of HSBC Stockbroking (Australia) Pty Ltd. The net release of provisions for bad and doubtful debts of US$37 million was US$19 million higher than the first half of 2002 with higher releases and recoveries in Indonesia, Singapore, China and Malaysia as recoveries were made against debts previously provided for, and the recoverability of outstanding debts was reassessed.

      Cash basis profit before tax of US$365 million for Corporate, Investment Banking and Markets was in line with the first half of 2002. Net interest income fell by 5 per cent compared with the same period last year, with reductions in Singapore and the Philippines as higher yielding

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assets matured during 2002. There was an increase of US$27 million, or 19 per cent, in dealing profits with a strong performance in interest rate derivatives trading in Thailand, Japan, Taiwan, Korea and India. This reflected broader product offering, more customer-focused sales activity and successful positioning to take advantage of directional trends in generally more volatile market conditions. Operating expenses on a cash basis of US$249 million increased by US$12 million, or 5 per cent, compared with the first half of 2002. The charge for bad and doubtful debts of US$6 million in the first half of 2003 was US$8 million lower than in the first half of 2002.

      HSBC’s Private Banking activities in the rest of Asia-Pacific reported cash basis profit before tax in the first half of 2003 of US$22 million, an increase of 47 per cent over the comparable period in 2002. This was achieved through strong growth in dealing profits, which rose by 61 per cent or US$8 million to US$21 million, whilst net interest income remained in line with the comparable period. The primary driver of increasing dealing income was a higher volume of client transactions in the debt securities and derivatives markets and increased sales of client-tailored structured products. Operating expenses of US$22 million were in line with 2002 at constant exchange rates.

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H S B C  H O L D I N G S  P L C

Financial Review (continued)

Cash basis profit/(loss) by line of business

	Half-year to 30 June 2003

Rest of Asia-Pacific (including the Middle East)	Personal Financial Services US$m	Commercial Banking US$m	Corporate, Investment Banking & Markets US$m	Private Banking US$m	Other US$m	Inter- segment elimination US$m	Total US$m

Net interest income	358	206	263	16	(3)	–	840

Dividend income	–	–	–	–	3	–	3
Net fees and commissions	108	105	146	5	(1)	–	363
Dealing profits	16	21	172	21	1	–	231
Other income	31	12	9	–	26	(22)	56
Other operating income	155	138	327	26	29	(22)	653

Operating income	513	344	590	42	26	(22)	1,493

Operating expenses excluding goodwill amortisation	(364)	(152)	(249)	(22)	(24)	22	(789)

Operating profit before provisions	149	192	341	20	2	–	704

Provisions for bad and doubtful debts	(59)	37	(6)	2	–	–	(26)
Provisions for contingent liabilities and commitments	–	(2)	(2)	–	–	–	(4)
Amounts written off fixed asset investments	–	–	–	–	–	–	–

Operating profit	90	227	333	22	2	–	674

Share of operating loss in joint ventures	–	–	–	–	–	–	–
Share of operating profit in associates	16	7	26	–	16	–	65
Gains on disposal of investments and tangible fixed assets	–	–	6	–	8	–	14

Profit on ordinary activities before tax	106	234	365	22	26	–	753

	%	%	%	%	%		%
Share of HSBC’s pre-tax profits	1.5	3.4	5.3	0.3	0.4		10.9
Cost:income ratio	71.0	44.2	42.2	52.4	92.3		52.8

	US$m	US$m	US$m	US$m	US$m		US$m
Selected balance sheet data[1]
Loans and advances to customers (net)	15,026	11,779	13,753	1,566	112		42,236
Total assets	17,025	12,720	52,653	2,476	2,883		87,757
Customer accounts	24,482	12,395	18,989	3,605	20		59,491
The following assets and liabilities were also significant to Corporate, Investment Banking and Markets:
Loans and advances to banks (net)			8,994
Debt securities, treasury bills and other eligible bills			21,414
Deposits by banks			5,413

1	Third party only.

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	Half-year to 30 June 2002

Rest of Asia-Pacific (including the Middle East)	Personal Financial Services US$m	Commercial Banking US$m	Corporate, Investment Banking & Markets US$m	Private Banking US$m	Other US$m	Inter- segment elimination US$m	Total US$m

Net interest income	307	204	277	18	(22)	–	784

Dividend income	–	–	–	–	1	–	1
Net fees and commissions	97	104	155	2	–	–	358
Dealing profits	12	17	145	13	(1)	–	186
Other income	13	4	8	–	27	(19)	33
Other operating income	122	125	308	15	27	(19)	578

Operating income	429	329	585	33	5	(19)	1,362

Operating expenses excluding goodwill amortisation	(310)	(146)	(237)	(17)	(23)	19	(714)

Operating profit/(loss) before provisions	119	183	348	16	(18)	–	648

Provisions for bad and doubtful debts	(56)	18	(14)	(1)	5	–	(48)
Provisions for contingent liabilities and commitments	–	1	13	–	–	–	14
Amounts written off fixed asset investments	–	–	(1)	–	–	–	(1)

Operating profit/(loss)	63	202	346	15	(13)	–	613

Share of operating loss in joint ventures	(1)	–	–	–	–	–	(1)
Share of operating profit in associates	6	9	20	–	20	–	55
Gains on disposal of investments and tangible fixed assets	–	3	–	–	–	–	3

Profit on ordinary activities before tax	68	214	366	15	7	–	670

	%	%	%	%	%		%
Share of HSBC’s pre-tax profits	1.2	4.0	6.7	0.3	0.1		12.3
Cost:income ratio	72.3	44.4	40.5	51.5	460.0		52.4

	US$m	US$m	US$m	US$m	US$m		US$m
Selected balance sheet data[1]
Loans and advances to customers (net)	10,696	10,111	11,940	1,134	116		33,997
Total assets	12,251	10,845	42,412	2,362	2,799		70,669
Customer accounts	21,638	11,035	14,817	3,081	41		50,612
The following assets and liabilities were also significant to Corporate, Investment Banking and Markets:
Loans and advances to banks (net)			9,910
Debt securities, treasury bills and other eligible bills			16,443
Deposits by banks			4,190

1	Third party only.

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H S B C  H O L D I N G S  P L C

Financial Review (continued)

Cash basis profit/(loss) by line of business (continued)

	Half-year to 30 June 2002

Rest of Asia-Pacific (including the Middle East)	Personal Financial Services US$m	Commercial Banking US$m	Corporate, Investment Banking & Markets US$m	Private Banking US$m	Other US$m	Inter- segment elimination US$m	Total US$m

Net interest income	326	213	284	17	(17)	–	823

Dividend income	–	–	–	–	2	–	2
Net fees and commissions	114	109	138	4	1	–	366
Dealing profits	15	20	133	11	(1)	–	178
Other income	18	5	10	–	36	(19)	50
Other operating income	147	134	281	15	38	(19)	596

Operating income	473	347	565	32	21	(19)	1,419

Operating expenses excluding goodwill amortisation	(373)	(163)	(241)	(20)	(36)	19	(814)

Operating profit/(loss) before provisions	100	184	324	12	(15)	–	605

Provisions for bad and doubtful debts	(48)	13	(4)	(2)	–	–	(41)
Provisions for contingent liabilities and commitments	–	4	–	–	–	–	4
Amounts written off fixed asset investments	–	–	(1)	–	–	–	(1)

Operating profit/(loss)	52	201	319	10	(15)	–	567

Share of operating profit in joint ventures	1	–	–	–	–	–	1
Share of operating profit in associates	7	9	22	–	20	–	58
Losses on disposal of investments and tangible fixed assets	(1)	(1)	(1)	–	–	–	(3)

Profit on ordinary activities before tax	59	209	340	10	5	–	623

	%	%	%	%	%		%
Share of HSBC’s pre-tax profits	1.2	4.1	6.7	0.2	0.1		12.3
Cost:income ratio	78.9	47.0	42.7	62.5	171.4		57.4

	US$m	US$m	US$m	US$m	US$m		US$m
Selected balance sheet data[1]
Loans and advances to customers (net)	11,812	10,795	12,963	1,392	116		37,078
Total assets	13,471	11,624	46,380	2,336	2,824		76,635
Customer accounts	22,613	11,600	16,506	3,413	40		54,172
The following assets and liabilities were also significant to Corporate, Investment Banking and Markets:
Loans and advances to banks (net)			9,249
Debt securities, treasury bills and other eligible bills			19,094
Deposits by banks			4,830

1	Third party only.

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North America1

Cash basis profit/(loss) before tax

	Half-year to

	30 June 2003 US$m	30 June 2002 US$m	31 December 2002 US$m

Personal Financial Services	474	276	329
USA	301	267	252
Canada	16	23	36
Mexico	151	–	23
Other	6	(14)	18

Consumer Finance [2]	605	–	–
USA	585	–	–
Canada	20	–	–
Mexico	–	–	–
Other	–	–	–

Total Personal Financial Services	1,079	276	329
USA	886	267	252
Canada	36	23	36
Mexico	151	–	23
Other	6	(14)	18

Commercial Banking	299	169	266
USA	152	107	174
Canada	70	77	85
Mexico	72	(1)	10
Other	5	(14)	(3)

Corporate, Investment Banking and Markets	484	250	244
USA	377	233	214
Canada	61	17	30
Mexico	49	–	3
Other	(3)	–	(3)

Private Banking	38	45	12
USA	38	40	13
Canada	–	–	–
Mexico	1	–	–
Other	(1)	5	(1)

Other	(67)	(116)	(91)
USA	(87)	(116)	(93)
Canada	1	(1)	–
Mexico	–	–	–
Other	19	1	2

Total	1,833	624	760
USA	1,366	531	560
Canada	168	116	151
Mexico	273	(1)	36
Other	26	(22)	13

1	NorthAmerica includes Group entities in Panama and Mexico which were previously included in Latin America (subsequently renamed South America). Figures for the first half of 2002 have been restated to reflect this change.
2	Comprises Household since the date of acquisition.

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H S B C  H O L D I N G S  PLC

Financial Review (continued)

Profit before tax

	Half-year to

North America	30 June 2003			30 June 2002	31 December 2002

	Total US$m	Household[1] US$m	Rest of HSBC US$m	US$m	US$m

Net interest income	4,630	2,649	1,981	1,292	1,440

Dividend income	22	7	15	12	12
Net fees and commissions	1,075	388	687	492	492
Dealing profits	238	–	238	75	86
Other income	393	158	235	123	210
Other operating income	1,728	553	1,175	702	800

Total operating income	6,358	3,202	3,156	1,994	2,240

Staff costs	(1,593)	(602)	(991)	(765)	(772)
Premises and equipment	(319)	(75)	(244)	(166)	(190)
Other	(936)	(412)	(524)	(296)	(355)
Depreciation	(106)	(29)	(77)	(64)	(67)
	(2,954)	(1,118)	(1,836)	(1,291)	(1,384)
Goodwill amortisation	(231)	(107)	(124)	(67)	(79)

Operating expenses	(3,185)	(1,225)	(1,960)	(1,358)	(1,463)

Operating profit before provisions	3,173	1,977	1,196	636	777

Provisions for bad and doubtful debts	(1,670)	(1,479)	(191)	(182)	(118)
Provisions for contingent liabilities and commitments	2	–	2	(1)	4
Amounts written off fixed asset investments	(4)	–	(4)	(1)	(8)

Operating profit	1,501	498	1,003	452	655

Share of operating profit/(loss) in joint ventures	8	–	8	(2)	–
Share of operating profit in associates	3	–	3	2	6
Gains on disposal of investments and tangible fixed assets	90	2	88	105	20

Profit on ordinary activities before tax	1,602	500	1,102	557	681

	%	%	%	%	%
Share of HSBC’s pre-tax profits (cash basis)	26.6	8.8	17.8	11.4	15.0
Share of HSBC’s pre-tax profits	26.2	8.2	18.0	11.0	14.8
Cost:income ratio (excluding goodwill amortisation)	46.5	34.9	58.2	64.7	61.8

Period-end staff numbers (full-time equivalent)	63,302	28,644	34,658	19,293	34,207

	US$m	US$m	US$m	US$m	US$m
Selected balance sheet data[2]
Loans and advances to customers (net)	193,032	100,016	93,016	78,721	77,589
Loans and advances to banks (net)	13,368	–	13,368	8,669	10,391
Debt securities, treasury bills and other eligible bills	43,024	3,899	39,125	43,583	39,270
Total assets	283,133	122,389	160,744	142,671	142,032

Deposits by banks	10,766	–	10,766	9,856	9,972
Customer accounts	105,419	1	105,418	82,384	90,137

1	Since the date of acquisition.
2	Third party only.

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Fuelled by fiscal stimulus and a further interest rate reduction, the US economy resumed growth in the first half of 2003. The sustainability and pace of this growth, however, remained uncertain as continuing restructuring activity in the corporate sector produced higher unemployment rates. Business investment remained cautious, awaiting greater confidence on economic conditions. Consumer spending, however, was resilient, underpinned by a strong housing market which, driven by falls in long- term interest rates, afforded a record number of households the opportunity to remortgage to the lowest interest rates for over 40 years. Equity markets recovered some lost ground with the S&P 500 rising 11 per cent in the period.

      In June 2003, the Federal Reserve Bank reduced the Fed Funds interbank borrowing rate 25 by basis points to 1 per cent, the first reduction since November 2002.

      The Canadian economy continued to outperform the economies of the other G7 member countries. However, GDP growth did slow during the first half of 2003, primarily because of the effects of the slowing US economy. In response to inflationary pressures in the early part of the year, the Bank of Canada raised the overnight lending rate on two occasions, each by 25 basis points. However, with the Canadian dollar strengthening against the US dollar, and inflation worries easing, the overnight rate was decreased by 25 basis points in July 2003.

      The Mexican economy proved resilient during the first half of 2003, with declining inflation and subdued economic growth. Higher oil prices boosted international reserves and helped Mexico complete the full repayment of its obligations under the Brady bonds issued in the late 1980s.

      On 28 March 2003, HSBC completed its acquisition of Household International, Inc. at a purchase price of US$14.8 billion, expanding its existing North American business significantly. The addition of Household’s substantial consumer lending portfolio increased the proportion of HSBC’s assets in North America to 29 per cent of the Group.

      Household’s results for the period from 29 March to 30 June 2003 are tabulated separately in order to highlight their significance to HSBC’s overall performance in North America. HSBC’s results also benefited from the US$272 million contribution from GFBital, HSBC’s November 2002

Mexican acquisition. The following discussion of HSBC’s North American performance highlights the impact of the additions of Household and GFBital. The description ‘on an underlying basis’ is used to describe performance excluding these acquisitions.

      HSBC’s operations in North America contributed US$1,833 million to the Group’s cash basis profit before tax in the first half of 2003, compared with US$624 million in the comparable period in 2002, representing 27 per cent of HSBC’s cash basis profit before tax.

      On an underlying basis, HSBC’s cash basis profit before tax in North America in the first half of 2003 was US$954 million, US$330 million, or 53 per cent, higher than the same period in 2002.

      HSBC’s Personal Financial Services businesses generated profits before tax on a cash basis of US$474 million, US$198 million, or 72 per cent, higher than the first half of 2002.

      Net interest income increased by US$423 million, or 66 per cent, mainly as a result of the inclusion of GFBital. In GFBital, net interest income expanded as, in response to an intensive sales campaign, customer deposits grew and were deployed advantageously in a high local interest rate environment. In addition, the asset mix improved with higher yielding credit card, motor vehicle finance and payroll loan portfolios all growing annually by over 20 per cent. On an underlying basis, growth in net interest income of US$71 million, or 11 per cent, was driven by a US$1.4 billion growth in residential mortgage balances in the United States and Canada. In both countries, the low interest rate environment proved attractive to new homebuyers and encouraged existing homeowners to refinance their mortgages, generating both fees and additional margin for the bank.

      The first half of 2003 also benefited from the impact of the successive cuts in interest rates during 2002 in the United States. Spreads widened on deposits as they repriced, increasing net interest margin to 4.52 per cent, a 66 basis point improvement from the comparable period in 2002.

      HSBC’s distribution channels in North America raised fees and commission income to new highs as customer transaction volumes in banking services were strong. In Mexico, credit card and ATM fees showed encouraging growth, as did commission on

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H S B C  H O L D I N G S  PLC

Financial Review (continued)

international remittances. Increased fees in Canada reflected higher insurance and investment sales. In the United States, higher fees from deposit-related service charges and bankcard fees were more than offset by lower income relating to mortgage servicing rights.

      Operating expense growth, on a cash basis, of US$436 million, was substantially all attributable to the addition of GFBital, which contributed US$373 million, or 86 per cent, of the growth. In Mexico, savings in operating expenses were derived from merging GFBital with HSBC’s existing operations in the country. These savings funded investment to improve technology support for GFBital’s branch network. On an underlying basis, operating expenses increased by US$63 million, or 12 per cent, mainly due to increases in corporate pension and incentive compensation costs.

      The charge for bad and doubtful debts was US$86 million, of which GFBital contributed US$49 million. On an underlying basis, provisions in personal financial services were generally flat in the United States and Canada while Panama improved by US$20 million from the prior year.

      In Consumer Finance, Household has contributed US$605 million to cash basis pre-tax profit since becoming a member of HSBC on 28 March 2003. There was modest growth across all consumer portfolios during this period: growth in the real estate secured portfolio was mainly in the correspondent business; MasterCard and Visa growth was mainly in the General Motors portfolio; and the private label and motor vehicle finance portfolios benefited from acquisitions during the quarter.

      Since acquisition, Household’s funding costs on new issues have been lower as its credit spreads decreased reflecting its improved credit rating upon joining the HSBC Group. This benefit is already largely reflected in Household’s net interest income through the amortisation of the fair value adjustments made relating to its debt in issue as at the date of acquisition. These fair value adjustments, which adjusted the book value of debt to fair value at the date of acquisition and therefore reflected the spread improvement already in the market at that date, are being amortised in line with the residual maturity of the debt. Assuming credit spreads remain consistent, savings on future debt issues will replace these fair value adjustments as the issues are priced to reflect Household’s improved credit standing.

      Included within staff costs are one-off retention payments arising on the change of control amounting to US$52 million.

      The charge for bad and doubtful debts reflected the current climate of rising unemployment and increased levels of bankruptcies. The deterioration in credit quality, and the provisioning impact, was in line with expectations.

      In HSBC’s North American Commercial Banking operations, cash basis profit before tax of US$299 million for the first half of 2003 improved by US$130 million or 77 per cent against the comparable period in 2002. On an underlying basis, HSBC generated cash basis profit before tax of US$226 million, US$57 million, or 34 per cent, higher than the first half of 2002. In the United States, business-to-business e-commerce began to take effect.

      Net interest income on an underlying basis increased by US$31 million or 8 per cent. This reflected increases in commercial real estate lending in New York together with the benefit of lower funding costs. Adjusting to a weaker economic environment, HSBC disposed of its US$0.8 billion equipment leasing portfolio in the first half of 2003.

      On an underlying basis, other operating income rose by US$2 million reflecting increases in deposit, standby letter of credit and trade fees, most notably in the New York City market.

      GFBital accounted for US$82 million of the growth in operating expenses in Commercial Banking. Underlying operating expenses increased by US$20 million or 8 per cent, driven by higher pension costs and incentive compensation expenses in the United States and higher staff costs in Canada.

      On an underlying basis, provisions for bad debts in Commercial Banking reflected an improved credit environment in North America and fell by US$43 million or 43 per cent. The low interest rate environment, declining credit spreads and improving stock market performance all contributed to this improvement.

      The Corporate, Investment Banking and Markets business generated cash basis profit before tax of US$484 million for the first half of 2003,

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US$234 million, or 94 per cent, higher than the comparable period in 2002.

      On an underlying basis, the Corporate, Investment Banking and Markets business reported a cash basis profit before tax of US$434 million, US$184 million or 74 per cent higher than the first half of 2002. This represented 45 per cent of HSBC’s North American underlying earnings. This result reflected higher customer sales arising from broader product offerings for structured financing and hedging solutions together with favourable trading conditions for the Global Markets business.

      HSBC’s North American securities trading and debt capital markets business, HSBC Securities (USA) Inc., was substantially restructured and refocused towards the end of 2002 and this was reflected in first half 2003 financial performance. Government and agency securities arbitrage activities were wound down, and corporate bond trading returned to profitability. This contrasted with the heavy losses suffered in 2002 as a result of debt spreads widening, particularly in the telecommunications and auto sectors. The turnaround in performance added US$75 million to profit before tax. Elsewhere, in line with the strategy to expand and deepen the overall relationship with selected large US corporate customers, fees from equity capital markets activities grew strongly. As part of servicing its institutional customer base, Global Markets New York further expanded into structuring credit derivative trades which allowed clients to risk manage their portfolios more actively while generating fees and trading revenues for HSBC.

      Underlying net interest income of US$323 million was US$50 million higher than the comparable period in 2002. This was largely attributable to the initiatives at HSBC Securities Inc. which eliminated large arbitrage trading portfolios. These historically contributed dealing profits but incurred significant funding costs. Net interest income in both Canada and the United States also benefited from good balance sheet management and effective interest rate positioning.

      Underlying total other operating income improved from US$256 million in the first half of

2002 to US$381 million. HSBC expanded its capabilities in derivatives trading and higher profits were earned from the growth in demand for the structuring of tailored solutions for corporate and institutional customers. Against a background of historically low interest rates and generally more volatile currency markets, improved foreign exchange and domestic dollar book trading activity resulted in a combined US$90 million improvement over the first half of 2002.

      In Mexico, dealing profits of US$39 million were strong as volatility in the exchange rate between US dollars and Mexican pesos led to foreign exchange gains in the first quarter of the year, and the decline in local interest rates during the second quarter led to favourable results from money market activity.

      Operating expenses were lower than in the comparable period for 2002, primarily due to the restructuring undertaken in HSBC Securities (USA) Inc.

      The charge for bad and doubtful debts of US$25 million was broadly in line with the US$21 million incurred in the first half of 2002. There were no significant trends in credit quality observable in terms of non-performing and criticised assets although a large number of accounts which were potentially problematic at the end of 2002 were able to refinance and restructure successfully in the very strong debt markets in the first half of 2003.

      Profits on the disposal of investments declined by US$48 million in the first half of 2002, which included a higher level of securities disposals arising from the restructuring of investment portfolios.

      HSBC’s Private Banking operations in North America contributed US$38 million to cash basis profit before tax. Net interest income was in line with 2002. An increase in net fees and commissions and other income of US$35 million, or 53 per cent, primarily reflected the inclusion of HSBC Wealth and Tax Advisory Services Inc (WTAS) that became operational in the second half of 2002. Also, global private banking fees increased for international clients. Operating expenses increased by US$35 million, primarily as a result of including WTAS.

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H S B C  H O L D I N G S  PLC

Financial Review (continued)

Cash basis profit/(loss) by line of business

	Half year to 30 June 2003
North America	Personal Financial Services US$m	Consumer Finance[1] US$m	Total Personal Financial Services US$m	Commercial Banking US$m	Corporate, Investment Banking & Markets US$m	Private Banking US$m	Other US$m	Inter- segment elimination US$m	Total US$m

Net interest income	1,063	2,642	3,705	543	362	60	(40)	–	4,630

Dividend income	–	7	7	–	14	–	1	–	22
Net fees and commissions	306	389	695	134	167	80	(1)	–	1,075
Dealing profits	1	–	1	9	226	2	–	–	238
Other income	132	159	291	59	27	21	11	(16)	393
Other operating income	439	555	994	202	434	103	11	(16)	1,728

Operating income	1,502	3,197	4,699	745	796	163	(29)	(16)	6,358

Operating expenses excluding goodwill amortisation	(967)	(1,115)	(2,082)	(369)	(338)	(124)	(57)	16	(2,954)

Operating profit/(loss) before provisions	535	2,082	2,617	376	458	39	(86)	–	3,404

Provisions for bad and doubtful debts	(86)	(1,479)	(1,565)	(79)	(25)	(1)	–	–	(1,670)
Provisions for contingent liabilities and commitments	–	–	–	2	–	–	–	–	2
Amounts written off fixed asset investments	–	–	–	–	(4)	–	–	–	(4)

Operating profit/(loss)	449	603	1,052	299	429	38	(86)	–	1,732

Share of operating profit in joint ventures	8	–	8	–	–	–	–	–	8
Share of operating profit in associates	–	–	–	–	–	–	3	–	3
Gains on disposal of investments and tangible fixed assets	17	2	19	–	55	–	16	–	90

Profit/(loss) on ordinary activities before tax	474	605	1,079	299	484	38	(67)	–	1,833

	%	%	%	%	%	%	%		%
Share of HSBC’s pre-tax profits	6.9	8.8	15.7	4.3	7.0	0.6	(1.0)		26.6
Cost:income ratio	64.4	34.9	44.3	49.5	42.5	76.1	(196.6)		46.5

	US$m	US$m	US$m	US$m	US$m	US$m	US$m		US$m
Selected balance sheet data[2]
Loans and advances to customers (net)	38,650	99,900	138,550	29,003	23,428	2,050	1		193,032
Total assets	46,217	119,971	166,188	36,735	75,960	2,936	1,314		283,133
Customer accounts	47,641	1	47,642	22,704	27,640	7,336	97		105,419
The following assets and liabilities were also significant to Corporate, Investment Banking and Markets:
Loans and advances to banks (net)					12,784
Debt securities, treasury bills and other eligible bills					33,603
Deposits by banks					10,326
1	Comprises Household since the date of acquisition.
2	Third party only.

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	Half-year to 30 June 2002
North America	Personal Financial Services US$m	Commercial Banking US$m	Corporate, Investment Banking & Markets US$m	Private Banking US$m	Other US$m	Inter- segment elimination US$m	Total US$m

Net interest income	640	391	273	60	(72)	–	1,292

Dividend income	–	–	12	–	–	–	12
Net fees and commissions	226	92	144	31	(1)	–	492
Dealing profits	(35)	8	97	6	(1)	–	75
Other income	36	42	3	35	19	(12)	123
Other operating income	227	142	256	72	17	(12)	702

Operating income	867	533	529	132	(55)	(12)	1,994

Operating expenses excluding goodwill amortisation	(531)	(264)	(359)	(89)	(60)	12	(1,291)

Operating profit/(loss) before provisions	336	269	170	43	(115)	–	703

Provisions for bad and doubtful debts	(58)	(101)	(21)	(1)	(1)	–	(182)
Provisions for contingent liabilities and commitments	–	–	(1)	1	(1)	–	(1)
Amounts written off fixed asset investments	–	–	(1)	–	–	–	(1)

Operating profit/(loss)	278	168	147	43	(117)	–	519

Share of operating loss in joint ventures	(2)	–	–	–	–	–	(2)
Share of operating profit in associates	–	–	–	2	–	–	2
Gains on disposal of investments and tangible fixed assets	–	1	103	–	1	–	105

Profit/(loss) on ordinary activities before tax	276	169	250	45	(116)	–	624

	%	%	%	%	%		%
Share of HSBC’s pre-tax profits	5.1	3.1	4.5	0.8	(2.1)		11.4
Cost:income ratio	61.2	49.5	67.9	67.4	(109.1)		64.7

	US$m	US$m	US$m	US$m	US$m		US$m
Selected balance sheet data[1]
Loans and advances to customers (net)	29,592	25,352	21,847	1,928	2		78,721
Total assets	36,411	28,109	75,509	2,475	167		142,671
Customer accounts	37,075	15,281	21,212	8,747	69		82,384
The following assets and liabilities were also significant to Corporate, Investment Banking and Markets:
Loans and advances to banks (net)			8,244
Debt securities, treasury bills and other eligible bills			42,997
Deposits by banks			9,306
1	Third party only.

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H S B C  H O L D I N G S  PLC

Financial Review (continued)

Cash basis profit/(loss) by line of business (continued)

	Half-year to 31 December 2002

North America	Personal Financial Services US$m	Commercial Banking US$m	Corporate, Investment Banking & Markets US$m	Private Banking US$m	Other US$m	Inter- segment elimination US$m	Total US$m

Net interest income	712	453	266	57	(48)	–	1,440

Dividend income	–	–	12	–	–	–	12
Net fees and commissions	211	130	124	30	(3)	–	492
Dealing profits	(28)	10	107	3	(6)	–	86
Other income	90	19	58	43	10	(10)	210
Other operating income	273	159	301	76	1	(10)	800

Operating income	985	612	567	133	(47)	(10)	2,240

Operating expenses excluding goodwill amortisation	(641)	(303)	(290)	(117)	(43)	10	(1,384)

Operating profit/(loss) before provisions	344	309	277	16	(90)	–	856

Provisions for bad and doubtful debts	(18)	(49)	(45)	(1)	(5)	–	(118)
Provisions for contingent liabilities and commitments	–	2	3	(1)	–	–	4
Amounts written off fixed asset investments	–	–	(8)	–	–	–	(8)

Operating profit/(loss)	326	262	227	14	(95)	–	734

Share of operating profit/(loss) in joint ventures	1	–	–	(1)	–	–	–
Share of operating profit/(loss) in associates	2	–	–	(2)	6	–	6
Gains/(losses) on disposal of investments and tangible fixed assets	–	4	17	1	(2)	–	20

Profit/(loss) on ordinary activities before tax	329	266	244	12	(91)	–	760

	%	%	%	%	%		%
Share of HSBC’s pre-tax profits	6.5	5.3	4.8	0.2	(1.8)		15.0
Cost:income ratio	65.1	49.5	51.1	88.0	(91.5)		61.8

	US$m	US$m	US$m	US$m	US$m		US$m
Selected balance sheet data[1]
Loans and advances to customers (net)	37,922	25,361	12,604	1,701	1		77,589
Total assets	46,777	29,166	63,161	2,707	221		142,032
Customer accounts	46,002	17,717	19,396	6,969	53		90,137
The following assets and liabilities were also significant to Corporate, Investment Banking and Markets:
Loans and advances to banks (net)			9,948
Debt securities, treasury bills and other eligible bills			34,926
Deposits by banks			9,545

1	Third party only.

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South America1

Cash basis profit/(loss) before tax

	Half-year to

	30 June 2003 US$m	30 June 2002 US$m	31 December 2002 US$m

Personal Financial Services	16	1	(34)
Brazil	2	(2)	13
Argentina	13	1	(46)
Other	1	2	(1)

Commercial Banking	50	37	42
Brazil	33	20	34
Argentina	17	16	11
Other	–	1	(3)

Corporate, Investment Banking and Markets	(17)	63	(31)
Brazil	8	80	45
Argentina	(26)	(20)	(81)
Other	1	3	5

Private Banking	–	(6)	(6)
Brazil	–	(2)	1
Argentina	–	–	–
Other	–	(4)	(7)

Other	21	(10)	(90)
Brazil	3	(17)	(45)
Argentina	15	(47)	(44)
Other	3	54	(1)

Total	70	85	(119)
Brazil	46	79	48
Argentina	19	(50)	(160)
Other	5	56	(7)

1	Formerly described as Latin America, which included Group entities in Panama and Mexico which are now included in North America. Figures for the first half of 2002 have been restated to reflect this change.

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H S B C  H O L D I N G S  P L C

Financial Review (continued)

Profit/(loss) before tax

	Half-year to

South America	30 June 2003 US$m	30 June 2002 US$m	31 December 2002 US$m

Net interest income	252	396	249

Dividend income	1	15	–
Net fees and commissions	150	179	145
Dealing profits	72	80	67
Other income	107	88	22
Other operating income	330	362	234

Total operating income	582	758	483

Staff costs	(230)	(301)	(271)
Premises and equipment	(55)	(63)	(50)
Other	(127)	(184)	(146)
Depreciation	(19)	(29)	(16)
	(431)	(577)	(483)

Goodwill amortisation	(3)	(5)	(19)

Operating expenses	(434)	(582)	(502)

Operating profit/(loss) before provisions	148	176	(19)

Provisions for bad and doubtful debts	(32)	(84)	(33)
Provisions for contingent liabilities and commitments	–	–	(31)
Loss from foreign currency redenomination in Argentina	(34)	(45)	(23)
Amounts written off fixed asset investments	(15)	(2)	(34)

Operating profit/(loss)	67	45	(140)

Gains on disposal of investments and tangible fixed assets	–	35	2

Profit/(loss) on ordinary activities before tax	67	80	(138)

	%	%	%
Share of HSBC’s pre-tax profits (cash basis)	1.0	1.5	(2.3)
Share of HSBC’s pre-tax profits	1.1	1.6	(3.0)
Cost:income ratio (excluding goodwill amortisation)	74.1	76.1	100.0

Period-end staff numbers (full-time equivalent)	25,381	26,147	25,522

	US$m	US$m	US$m
Selected balance sheet data[1]
Loans and advances to customers (net)	3,849	3,146	3,028
Loans and advances to banks (net)	1,739	1,195	1,665
Debt securities, treasury bills and other eligible bills	1,519	1,646	1,450
Total assets	10,093	9,236	8,491
Deposits by banks	568	646	661
Customer accounts	6,197	4,666	4,863

1	Third party only.

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The first half of 2003 showed preliminary signs of recovery across the region following the economic and political uncertainty experienced during 2002.

      Notably, the Argentine economy showed signs of improvement during the first half of 2003. Inflation fell from 28 per cent in June 2002 to 10 per cent, and the peso appreciated from 3.60 to the US dollar in May 2002 to 2.80 at June 2003. Unemployment fell and tax revenues increased. Economic activity accelerated with growth in export and import substitution businesses. In April 2003, the government issued a tranche of bonds designed to provide partial compensation to financial institutions for the pesification of assets and liabilities at different exchange rates which took place in 2001. Notwithstanding the progress made, there remain significant issues which the newly elected government needs to address, including the restructuring of government debt and the renegotiation of utility rates. Questions over potential future dollarisation and a resolution to continue amparos remain issues for the financial sector.

      In Brazil, the first half of 2003 was a relatively calm period compared with the turmoil seen in the second half of 2002. The Central Bank Rate (SELIC) was stable at 18.5 per cent during the first half of 2002 but rose from 25 per cent to 26.5 per cent during the first half of 2003. The real was relatively stable until June 2002 when it fell to 2.86 against the US dollar. Average inflation was 16 per cent in the first half of 2003 compared with 7 per cent for the first six months of 2002. Market sentiment stabilised in 2003 as the new government demonstrated commitment to meeting IMF targets and overall fiscal discipline. However, the trend of rising unemployment, seen in the first half of 2002, has continued in 2003. While the level of economic activity was higher in the first quarter of 2003 compared with 2002, the pace of growth slowed in the second quarter of 2003.

      HSBC’s operations in South America reported a cash basis profit before tax of US$70 million, a decrease of US$15 million, or 18 per cent, compared with 2002. This amounted to 1 per cent of HSBC’s total equivalent profit. At constant exchange rates, profit before tax was US$36 million higher than in 2002.

      The following commentary is based on constant exchange rates.

      Personal Financial Services in South America contributed a cash basis profit before tax of US$16 million, an improvement of US$26 million on the first half of 2002.

      Net interest income increased by US$10 million, or 5 per cent compared with the first half of 2002. Personal lending balances grew strongly in Brazil due to targeted marketing campaigns. In Argentina, net interest income was US$3 million lower than the first half of 2002, largely due to lower CER, an inflation adjustment accrued on the pesified loans.

      Other operating income of US$143 million was 30 per cent higher than the same period in 2002. This reflected an increase in credit-related fee income, generated by an increase in customer lending volumes, higher account services fee income and improved performance in the insurance and pension fund business in Argentina, while income from cards grew by 33 per cent in Brazil. Significant growth was achieved in the cards business in Brazil with some 1.2 million cards in circulation, 36 per cent higher than in 2002.

      Cash basis operating expenses for the first half of 2003 were broadly in line with the same period last year. In Brazil, staff cost savings partly offset an increase in the transactional taxation charge on higher operating income. Operating expenses in Argentina were US$10 million lower than the first half of 2002 following downsizing in the economic crisis.

      The provision for bad and doubtful debts in the personal sector of US$71 million was US$28 million higher than the first half of 2002.

      Commercial Banking in South America contributed a cash basis profit before tax of US$50 million. These profits were US$21 million, or 72 per cent higher than the same period in 2002.

      Net interest income increased by US$17 million, or 28 per cent, to US$77 million. In Brazil, successful targeted marketing campaigns with increased focus on customer segmentation and the implementation of customer relationship management systems led to significant growth in loans, overdraft and working capital products. In Argentina, net interest income increased by US$7 million, reflecting lower peso rates paid on deposits.

      Other operating income increased by US$7 million, or 15 per cent, in the first half of 2003 while

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H S B C  H O L D I N G S  P L C

Financial Review (continued)

credit-related fee income grew as the current account customer base expanded. In addition, the introduction of a new fee pricing structure increased volumes of assets under management, and lower tax on withdrawals also contributed to the increase.

      Total operating expenses on a cash basis rose by US$3 million, or 4 per cent, to US$73 million in 2003. This reflected increased marketing initiatives in Brazil together with the implementation of a sales structure to support business development. Levels of transactional taxation on the higher operating income also rose. Costs in Argentina were in line with the prior year.

      The charge for bad and doubtful debts of US$8 million was broadly in line with the prior year.

      Corporate, Investment Banking and Markets in South America recorded a cash basis loss before tax of US$17 million.

      Profit before tax in Brazil was US$8 million, compared with US$57 million in the first half of 2002. In Argentina, loss before tax was US$26 million, an improvement of US$6 million.

      The net interest expense was attributable to the high cost of funding non-performing assets in Argentina and a reduction in treasury spreads in Brazil. In Corporate Banking, the lack of attractive risks held back demand for credit, as banks sought to build high quality assets, restricting the growth of net interest income.

      Dealing profits increased, primarily due to higher profits from foreign exchange trading in

Brazil from intra-day trading on the back of volatility in the real.

      Cash basis operating expenses were broadly in line with the same period last year.

      In the corporate sector, net provisions were in line with the prior year. New specific provisions were raised against a range of industry sectors. Higher interest rates, the real devaluation and a reduced availability of foreign currency funding contributed to the difficult market conditions that these customers encountered.

      The US$15 million written off fixed asset investments reflected a provision raised in June 2003 in Argentina in relation to certain government bonds.

      Private Banking’s breakeven position compared with a loss of US$6 million in the first half of 2002. This increase primarily reflected the non-recurrence of a bad debt in 2002. Cash basis operating expenses declined, reflecting lower staff costs and advertising expenditure.

      Within the Other line of business, there was a further US$59 million release of the US$347 million (at constant exchange rates) special general provision raised in 2001 in respect of Argentina. This release follows a period of improving market conditions.

      Provisions for contingent liabilities and commitments reflected court decisions (amparos) relating to formally frozen denominated customer deposits required to be settled at the prevailing market rate.

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Cash basis profit/(loss) by line of business

	Half-year to 30 June 2003

South America	Personal Financial Services US$m	Commercial Banking US$m	Corporate, Investment Banking & Markets US$m	Private Banking US$m	Other US$m	Inter- segment elimination US$m	Total US$m

Net interest income	226	77	(60)	–	9	–	252

Dividend income	–	–	–	–	1	–	1
Net fees and commissions	108	43	22	5	(28)	–	150
Dealing profits	–	4	63	1	4	–	72
Other income	35	7	27	–	54	(16)	107
Other operating income	143	54	112	6	31	(16)	330

Operating income	369	131	52	6	40	(16)	582

Operating expenses excluding goodwill amortisation	(283)	(73)	(49)	(6)	(36)	16	(431)

Operating profit before provisions	86	58	3	–	4	–	151

Provisions for bad and doubtful debts	(71)	(8)	(12)	–	59	–	(32)
Provisions for contingent liabilities and commitments	1	–	4	–	(5)	–	–
Loss from foreign currency redenomination in Argentina	–	–	–	–	(34)	–	(34)
Amounts written off fixed asset investments	–	–	(15)	–	–	–	(15)

Operating profit/(loss)	16	50	(20)	–	24	–	70

Gains/(losses) on disposal of investments and tangible fixed assets	–	–	3	–	(3)	–	–

Profit/(loss) on ordinary activities before tax	16	50	(17)	–	21	–	70

	%	%	%	%	%		%
Share of HSBC’s pre-tax profits	0.2	0.7	(0.2)	0.0	0.3		1.0
Cost:income ratio	76.7	55.7	94.2	100.0	90.0		74.1

	US$m	US$m	US$m	US$m	US$m		US$m
Selected balance sheet data[1]
Loans and advances to customers (net)	1,605	716	1,507	21	–		3,849
Total assets	3,030	1,430	4,769	57	807		10,093
Customer accounts	1,832	1,263	2,985	53	64		6,197
The following assets and liabilities were also significant to Corporate, Investment Banking and Markets:
Loans and advances to banks (net)			941
Debt securities, treasury bills and other eligible bills			1,051
Deposits by banks			444
1	Third party only.

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H S B C  H O L D I N G S  PLC

Financial Review (continued)

Cash basis profit/(loss) by line of business (continued)

	Half-year to 30 June 2002

South America	Personal Financial Services US$m	Commercial Banking US$m	Corporate, Investment Banking & Markets US$m	Private Banking US$m	Other US$m	Inter- segment elimination US$m	Total US$m

Net interest income	279	78	43	4	(8)	–	396

Dividend income	–	–	1	–	14	–	15
Net fees and commissions	125	51	32	7	(36)	–	179
Dealing profits	8	7	59	–	6	–	80
Other income	20	3	(4)	–	87	(18)	88
Other operating income	153	61	88	7	71	(18)	362

Operating income	432	139	131	11	63	(18)	758

Operating expenses excluding goodwill amortisation	(374)	(91)	(59)	(10)	(61)	18	(577)

Operating profit before provisions	58	48	72	1	2	–	181

Provisions for bad and doubtful debts	(57)	(11)	(11)	(5)	–	–	(84)
Loss from foreign currency redenomination in Argentina	–	–	–	–	(45)	–	(45)
Amounts written off fixed asset investments	–	–	(2)	–	–	–	(2)

Operating profit/(loss)	1	37	59	(4)	(43)	–	50

Gains/(losses) on disposal of investments and tangible fixed assets	–	–	4	(2)	33	–	35

Profit/(loss) on ordinary activities before tax	1	37	63	(6)	(10)	–	85

	%	%	%	%	%		%
Share of HSBC’s pre-tax profits	0.0	0.7	1.2	(0.1)	(0.2)		1.5
Cost:income ratio	86.6	65.5	45.0	90.9	96.8		76.1

	US$m	US$m	US$m	US$m	US$m		US$m
Selected balance sheet data[1]
Loans and advances to customers (net)	1,234	492	1,349	71	–		3,146
Total assets	1,993	806	4,267	91	2,079		9,236
Customer accounts	1,451	764	2,312	97	42		4,666
The following assets and liabilities were also significant to Corporate, Investment Banking and Markets:
Loans and advances to banks (net)			826
Debt securities, treasury bills and other eligible bills			1,042
Deposits by banks			623
1	Third party only.

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	Half-year to 31 December 2002

South America	Personal Financial Services US$m	Commercial Banking US$m	Corporate, Investment Banking & Markets US$m	Private Banking US$m	Other US$m	Inter- segment elimination US$m	Total US$m

Net interest income	260	48	(48)	2	(13)	–	249

Dividend income	–	–	–	–	–	–	–
Net fees and commissions	93	36	35	5	(24)	–	145
Dealing profits	2	2	61	(3)	5	–	67
Other income	(9)	1	(14)	–	48	(4)	22
Other operating income	86	39	82	2	29	(4)	234

Operating income	346	87	34	4	16	(4)	483

Operating expenses excluding goodwill amortisation	(317)	(56)	(47)	(7)	(60)	4	(483)

Operating profit /(loss) before provisions	29	31	(13)	(3)	(44)	–	–

Provisions for bad and doubtful debts	(43)	11	(4)	(2)	5	–	(33)
Provisions for contingent liabilities and commitments	(19)	–	–	–	(12)	–	(31)
Loss from foreign currency redenomination in Argentina	–	–	–	–	(23)	–	(23)
Amounts written off fixed asset investments	(1)	–	(20)	–	(13)	–	(34)

Operating profit/(loss)	(34)	42	(37)	(5)	(87)	–	(121)

Gains/(losses) on disposal of investments and tangible fixed assets	–	–	6	(1)	(3)	–	2

Profit/(loss) on ordinary activities before tax	(34)	42	(31)	(6)	(90)	–	(119)

	%	%	%	%	%		%
Share of HSBC’s pre-tax profits	(0.7)	0.9	(0.6)	(0.1)	(1.8)		(2.3)
Cost:income ratio	91.6	64.4	138.2	175.0	375.0		100.0

	US$m	US$m	US$m	US$m	US$m		US$m
Selected balance sheet data[1]
Loans and advances to customers (net)	1,094	505	1,401	28	–		3,028
Total assets	2,062	704	4,273	37	1,415		8,491
Customer accounts	1,366	934	2,477	44	42		4,863
The following assets and liabilities were also significant to Corporate, Investment Banking and Markets:
Loans and advances to banks (net)			987
Debt securities, treasury bills and other eligible bills			977
Deposits by banks			609
1	Third party only.

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H S B C  H O L D I N G S  PLC

Financial Review (continued)

Critical Accounting Policies

 Introduction

The results of HSBC Holdings plc are sensitive to the accounting policies, assumptions and estimates that underlie the preparation of its consolidated financial statements. The accounting policies used in the preparation of the consolidated financial statements are consistent with and are described in greater detail in Note 2 in the ‘Notes on the Financial Statements’ on pages 197 to 202 of the Annual Report and Accounts 2002.

       When preparing the financial statements, it is the directors’ responsibility under UK company law to select suitable accounting policies and to make judgements and estimates that are reasonable and prudent. Under UK GAAP, Financial Reporting Standard (‘FRS’) 18 ‘Accounting policies’ requires the Group to adopt the most appropriate accounting policies in order to give a true and fair view.

       HSBC also provides details of its net income and shareholders’ equity calculated in accordance with US GAAP. US GAAP differs in certain respects from UK GAAP. Details of these differences are set out in Note 25 in the ‘Notes on the Financial Statements’ on pages 106 to 116.

      The accounting policies that are deemed critical to the Group’s results and financial position, in terms of materiality and the degree of judgement and estimates involved, are discussed below.

Provisions for bad and doubtful debts

 HSBC’s accounting policy for provisions for bad and doubtful debts on customer loans is described in Note 2(b) in the ‘Notes on the Financial Statements’ on pages 197 to 199 of the Annual Report and Accounts 2002. The process by which this policy is applied is described on pages 66 to 69.

Specific provisions

 Specific provisions are established either on a portfolio basis or on a case-by-case basis depending on the nature of the exposure and the manner in which risks inherent in that exposure are managed. In addition, provisions for the sovereign risk inherent in cross-border credit exposures are established for certain countries; this element is not currently significant.

       When specific provisions are raised on a portfolio basis, the most important factors are:

•	the roll or loss rates set for each category; and

•	the periods embedded in the calculations of roll and loss rates which are designed to reflect only losses inherent at the reporting date and not future losses.

The factor over which management has most discretion are the periods used in the roll and loss rate calculations. These are kept under continuous review based on the incidence of losses experienced.

The portfolio basis is applied to all of Household’s consumer portfolios as well as the following in the rest of HSBC:

•	small corporate accounts (typically less than US$15,000) in certain countries;

•	residential mortgages overdue but less than 90 days overdue; and

•	credit cards and other unsecured consumer lending products.

When establishing specific provisions on a case-by-case basis, the most important factors are:

•	the amount and timing of cashflows forecast to be received from the borrower; and

•	the enforceability of any security held and the amount which may be recovered from its sale.

In many cases, the determination of these factors will be judgemental, because either the security may not be readily marketable or the cashflows will require an assessment of the customer’s future performance. HSBC’s practice is to make conservative estimates of these factors and to review and update them regularly.

This method of determining provisions is applied to most corporate loans and, with the exception of Household, which utilises portfolio analysis, to residential mortgages 90 days or more overdue.

HSBC has no individual loans where changes in the underlying factors upon which specific bad and doubtful debt provisions have been established could

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cause a material change to the Group’s reported results.

General provisions

General provisions augment specific provisions and provide cover for loans which are impaired at the balance sheet date but which will not be identified as such until some time in the future. HSBC requires each operating company to maintain a general provision which is determined by taking into account the structure and risk characteristics of each company’s loan portfolio. Provisions held against homogenous portfolios of assets which are not overdue and which have neither been restructured nor are in bankruptcy (see Risk Management) are classified as general rather than specific.

The most important factors in determining general loan loss provisions are:

•	historical roll and loss rates for each separately identified portfolio;

•	the period between losses occurring and the establishment of a specific provision for this loss; and

•	management’s judgement as to whether, in current economic and credit conditions, probable inherent losses are likely to be greater or less than those suggested by historical experience.

The main areas of judgement are in determining the period during which inherent losses emerge and assessing whether current economic conditions are likely to produce credit default rates and loss severity in line with historical precedent. These factors are kept under continuous review based on an analysis of economic forecasts, industry sector performance, insolvency and bankruptcy statistics, together with details of the rate and nature of losses experienced.

Goodwill impairment

HSBC’s accounting policy for goodwill is described in Note 2(d)(v) in the ‘Notes on the Financial Statements’ on pages 199 to 200 of the Annual Report and Accounts 2002.

      In accordance with the requirements of FRS 10 ‘Goodwill and intangible assets’, HSBC reviews goodwill arising on the acquisition of subsidiary undertakings, joint ventures and interests in associates at the end of the first full year after an acquisition, and whenever there is an indication that impairment may have taken place. Impaired goodwill is accounted for in accordance with FRS 11 ‘Impairment of fixed assets and goodwill’. Indications of impairment include any events or changes in circumstance that cast doubt on the recoverability of the carrying amount of goodwill.

If management believes that a possible impairment is indicated in respect of a particular entity, the valuations of each of the entity’s relevant ‘Income Generating Units’ (IGUs) are compared with their respective carrying values (including related goodwill). The IGU valuations are derived from a discounted cashflow model. Management judgement is involved in three elements of the process of identifying and evaluating goodwill impairment.

First, other than at the end of the first full year after acquisition, the decision that a possible impairment of goodwill has occurred is a matter of management judgement. While this is exercised in accordance with guidelines contained in FRS 11, the interpretation of the guidance, particularly whether the indications of impairment are sufficient to warrant a full impairment test, is essentially subjective. It should be noted, however, that the identification of a requirement to undertake an impairment test in respect of a particular IGU does not, in itself, give rise to any impairment charge for the goodwill associated with that unit.

Second, management judgement is required in deriving discounted cashflow valuations of IGUs. These valuations are sensitive to the cashflows in the initial periods for which detailed forecasts are available, and to assumptions regarding the long-term sustainable growth rates of cashflows thereafter. While the acceptable range within which underlying assumptions can be applied is governed by the requirement for resulting forecasts to be compared with actual performance and verifiable economic data in future years, the cashflow forecasts necessarily reflect management’s view of future business prospects.

Third, the cost of capital assigned to an individual IGU and used to discount its future cashflows has a significant effect on its valuation. The cost of capital percentage is generally derived from an appropriate capital asset pricing model, which itself depends on a number of financial and economic variables which are established on the basis of management’s judgement.

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H S B C  H O L D I N G S  PLC

Financial Review (continued)

Where management’s judgement is that the expected cashflows of an IGU have declined and/or that its cost of capital has increased, the effect will be to reduce the estimated fair value of the IGU. If this results in an estimated fair value that is lower than the carrying value of the IGU, an impairment of goodwill will be recorded.

Valuation of unquoted and illiquid debt and equity securities

HSBC’s accounting policy for these instruments is described in Note 2(c) in the ‘Notes on the Financial Statements’ on page 199 in the Annual Report and Accounts 2002.

HSBC carries debt and equity securities held for trading purposes at fair value. For those debt and equity securities not held for trading purposes, and carried in the accounts at amortised historical cost, consideration as to whether any such asset should be written down to reflect a permanent impairment takes into account the fair value of the relevant security.

The fair value determined for unquoted and illiquid debt and equity securities reflects management’s assessment of the value of these securities. This assessment may look to a valuation of comparable securities for which an independent price can be established or use a discounted cashflow model (particularly for debt securities) or model the valuation of complex illiquid securities based on a components approach where independent pricing is available for the underlying components.

The main factors which management considers when applying a cashflow model are:

•	the likelihood and expected timing of future cashflows on the instrument. These cashflows are usually governed by the terms of the instrument, although management judgement may be required in situations where the ability of the counterparty to service the instrument in accordance with its contractual terms is in doubt; and

•	an appropriate discount rate for the instrument. Again, management determines this rate, based on its assessment of the appropriate spread of the rate for the instrument over the risk free rate.

When valuing instruments by reference to

comparable securities, management takes into account the maturity, structure and rating of the security to which the position held is being compared.

When valuing instruments on a model basis using the fair value of underlying components, management additionally takes into account model tracking error and liquidity.

In assessing the valuation of securities, management also takes account of the size of the position held relative to market liquidity and prevailing market conditions. When considered appropriate, the assessed fair value of the securities is reduced to reflect the amount which management estimates could be realised on their sale.

Changes in any of the assumptions used in the management valuation will give rise to changes in the recorded fair value of unquoted securities where the securities affected are carried in the accounts at fair value. Such changes in the carrying value will flow directly through the profit and loss account. For securities carried at amortised cost a permanent diminution in value may result from changes in their estimated fair value if management changes its assumptions regarding the above variables. In such circumstances, it will also be necessary for management to exercise judgement as to whether or not the indicative change in estimated fair value arising from revisions to the underlying valuation assumptions are only temporary.

Future accounting developments

The Accounting Standards Board (‘ASB’) (UK GAAP) and the Financial Accounting Standards Board (US GAAP) have issued the following accounting standards, which become fully effective in future financial statements. HSBC is currently reviewing the likely impact of these statements.

UK GAAP

FRS 17 ‘Retirement benefits’ was issued in December 2000. When applied in full, FRS 17 will replace SSAP 24 ‘Accounting for pension costs’. There are also amendments to other accounting standards and UITF Abstracts.

FRS 17 requires that financial statements report at fair value the assets and liabilities arising from an

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employer’s retirement benefit obligations and any related funding. The operating costs of providing retirement benefits to employees are recognised in the accounting periods in which the benefits are earned by the employees, and the related finance costs and any changes in value of the assets and liabilities are recognised in the accounting periods in which they arise.

Under FRS 17 as originally issued, the primary statement impact was to have been recognised from 1 January 2003. In November 2002, the ASB issued an amendment to FRS 17 which defers the full accounting impact of FRS 17 until 1 January 2005. In the period until full implementation the transitional disclosures required by FRS 17 will be included in the ‘Notes on the Financial Statements’ in the Annual Report and Accounts. The effect on reserves at 31 December 2002, if the FRS 17 pension liability were to be recognised, would be a reduction of US$2,333 million.

US GAAP

Statement of Financial Accounting Standards (‘SFAS’) 149 ‘Amendment of Statement 133 on Derivative Instruments and Hedging Activities’ was issued in April 2003. This statement amends and clarifies accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under SFAS 133. The statement is effective for contracts entered into or modified after 30 June 2003, except as stated below, and for hedging relationships designated after 30 June 2003. The guidelines are to be applied prospectively. The provisions of SFAS 149 that relate to SFAS 133 implementation issues, effective for fiscal quarters that began prior to 15 June 2003, should continue to be applied in accordance with their respective dates. Adoption is not expected to have a material impact on HSBC’s US GAAP financial statements.

SFAS 150 ‘Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity’ was issued in May 2003. This limited scope statement will prescribe changes to the classification of preferred securities of subsidiary trusts and to the accounting for forward purchase contracts issued by a company in its own stock. The statement will require all preferred securities of subsidiary trusts to be classified as debt on the consolidated balance sheet and the related dividends to be recognised as interest expense. The statement will also require that each forward purchase contract issued by a company in its own stock with alternative settlement methods be recorded as an asset or liability and be measured at fair value with changes in fair value being recorded in earnings. The statement is effective for financial instruments entered into or modified after 31 May 2003, and otherwise is effective on or after 1 July 2003. SFAS 150 has no impact on HSBC’s US GAAP financial statements, as all securities whose classification would have been affected by the implementation of SFAS 150 have been reclassified in the financial statements presented at 30 June 2003.

FASB Interpretation No. 46 ‘Consolidation of Variable Interest Entities’ was issued in January 2003.

The Interpretation identifies an entity as a Variable Interest Entity (‘VIE’) if:

•	the total equity investment at risk is not sufficient for the entity to finance its activities without support from other parties; or

•	the equity investors do not have the characteristics of a controlling financial interest.

HSBC will be required to consolidate a VIE if it has a variable interest which will absorb a majority of the VIE’s losses or receive a majority of its residual returns, or both. HSBC should consolidate the assets and liabilities of a VIE initially at their fair values at the date HSBC is first required to consolidate the VIE. Management has performed a review of HSBC’s VIEs in order to provide the disclosures required in respect of VIEs both where HSBC is, and is not likely to be, the primary beneficiary.

HSBC fully implemented FIN 46 for VIEs created or acquired after 31 January 2003 but implemented the transitional provisions of FIN 46 for VIEs existing at that date. Details of the expected impact of the Interpretation on HSBC’s financial statements are set out on pages 115 to 116.

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H S B C  H O L D I N G S  P L C

Financial Review (continued)

Risk management

All HSBC’s activities involve analysis, evaluation, acceptance and management of some degree of risk or combination of risks. The most important types of risk are credit risk (which includes cross-border risk), liquidity risk, market risk and operational risk. Market risk includes foreign exchange, interest rate and equity price risks.

      HSBC’s risk management policy is designed to identify and analyse these risks, to set appropriate risk limits, and to monitor the risks and limits continually by means of reliable and up-to-date administrative and information systems. HSBC continually modifies and enhances its risk management policies and systems to reflect changes in markets and products and in best practice risk management processes. Training, individual responsibility and accountability together with a disciplined, cautious and conventional culture of control lie at the heart of HSBC’s management of risk.

      The Group Executive Committee, comprising executive Directors and Group General Managers appointed by the Board of Directors, formulates risk management policy, monitors risk and regularly reviews the effectiveness of HSBC’s risk management policies.

Credit risk management

Credit risk is the risk that financial loss arises from the failure of a customer or counterparty to meet its obligations under a contract. It arises principally from lending, trade finance, treasury and leasing activities. HSBC has dedicated standards, policies and procedures to control and monitor all such risks.

      Within Group Head Office, Group Credit and Risk is mandated to provide high level centralised management of credit risk for HSBC on a worldwide basis. Group Credit and Risk is headed by a Group General Manager who reports to the Group Chief Executive, and its responsibilities include the following:

•	Formulating high level credit policies. These are embodied in HSBC standards, with which all HSBC’s operating companies are required to comply in formulating and recording in dedicated manuals their own more detailed credit policies and procedures. All such credit policies and procedures are monitored by Group Credit and Risk.

•	Establishing and maintaining HSBC’s large credit exposure policy. This policy sets controls over the maximum level of HSBC’s exposure to customers and customer groups and other risk concentrations in an approach which is designed to be more conservative than internationally accepted regulatory standards. All operating companies within HSBC are required to adopt it.

•	Issuing lending guidelines to HSBC’s operating companies on the Group’s attitude towards and appetite for lending to, inter alia, specified market sectors, industries and products. Each HSBC operating company and major business unit is required to base its own lending guidelines on HSBC’s guidelines, regularly update them and make them available to all credit and marketing executives.

•	Undertaking an independent review and objective assessment of risk. Group Credit and Risk assesses all commercial non-bank credit facilities over designated limits originated by all HSBC’s operating companies, prior to the facilities being offered to customers. Operating companies may not proceed to confirm credit approval without the concurrence of Group Credit and Risk. Similarly, renewals and reviews of commercial non-bank facilities over designated levels are subject to the concurrence of Group Credit and Risk.

•	Controlling exposures to banks and financial institutions. HSBC’s credit and settlement risk limits to counterparties in the finance and government sectors are approved centrally to optimise the use of credit availability and avoid excessive risk concentration. A dedicated unit within Group Credit and Risk controls and manages these exposures on a global basis using centralised systems and automated processes. Full authority is devolved to the unit by the HSBC operating companies in which exposures are booked.

•	Controlling cross-border exposures. Country and cross-border risk is managed by a dedicated unit within Group Credit and Risk using centralised systems, through the imposition of country limits with sub-limits by maturity and type of business. Country limits are determined by taking into account economic and political

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factors, and applying local business knowledge. Transactions with countries deemed to be high risk are considered on a case-by-case basis.

•	Controlling exposures to certain industries. Group Credit and Risk controls HSBC’s exposure to the shipping and aviation industries, and closely monitors exposures to other industries such as telecommunications and commercial real estate. Where necessary, restrictions are imposed on new business, or exposure within HSBC’s operating companies is capped.

•	Maintaining HSBC’s universal facility grading process. HSBC’s non-bank grading structure contains a minimum of seven grades, the first three of which are applied to differing levels of satisfactory risk. Of the four unsatisfactory grades, grades 6 and 7 are non-performing loans. For banks, the grading structure involves nine tiers, five of which cover satisfactory risk. The responsibility for setting facility grades rests with the final approving executive in each case. Facility grades are reviewed frequently and amendments, where necessary, are implemented promptly. Progressively HSBC is moving towards an expanded facility grading framework which will allow a more detailed analysis of risk largely based on probability of default measurement.

•	Reviewing the efficiency and effectiveness of operating companies’ credit approval processes. Regular reports are provided to Group Credit and Risk on the credit quality of local portfolios and corrective action is taken where necessary.

•	Reporting to senior executives on aspects of the HSBC loan portfolio. Group Executive Committee, Group Audit Committee and the Board receive regular reports covering:

−	risk concentrations and exposure to industry sectors;
−	large customer group exposures;
−	emerging market debt and provisioning;
−	large non-performing accounts and provisions;
−	specific segments of the portfolio: real estate, telecommunications, aviation, shipping and credit cards, as well as ad hoc reviews; and
−	country limits and cross-border exposures.
•	Managing and directing credit-related systems initiatives. HSBC has a centralised database of large corporate, sovereign and bank facilities and is currently rolling out a new standard corporate credit application system.

•	Providing advice and guidance to HSBC’s operating companies in order to promote best practice throughout the Group on credit-related issues such as:
−	regulatory matters;
−	environmental policy;
−	credit scoring and portfolio provisioning;
−	new products;
−	training courses; and
−	credit-related reporting.

•	Acting as the primary interface for credit-related issues on behalf of HSBC Holdings with external parties including the Bank of England, the UK Financial Services Authority (‘FSA’), rating agencies, corporate analysts and counterparts in the world’s major banks and non-bank financial institutions.

Responsibility for the quality and performance of the credit portfolios in each of the Group’s operating companies rests with local management. Each operating company is required to implement credit policies, procedures and lending guidelines which conform to HSBC requirements, within credit approval authorities delegated from the Board of Directors of HSBC Holdings to the local Chief Executive Officer. In each major subsidiary, management includes a Chief Credit Officer, who reports to his local Chief Executive Officer on credit-related issues and also has a functional reporting line to the Group General Manager, Group Credit and Risk.

Each operating company is responsible for all assets in its portfolio, including those subject to central control by Group Credit and Risk, and for managing its own risk concentrations on market sector, geographical and product bases. Local systems are in place throughout the Group to enable operating companies to control and monitor exposures by customer and counterparty.

Special attention is paid to problem loans. When appropriate, specialist units are established by HSBC’s operating companies to provide customers with intensive management and control support in order to maximise recoveries of doubtful debts.

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H S B C  H O L D I N G S  P L C

Financial Review (continued)

Regular audits of operating companies’ credit processes are undertaken by HSBC’s Internal Audit function. Audits include consideration of the completeness and adequacy of credit manuals and lending guidelines, an in-depth analysis of a representative sample of accounts, and an overview of homogenous portfolios of similar assets to assess the quality of the loan book and other exposures. Individual accounts are reviewed to ensure that facility grades are appropriate, that credit procedures have been properly followed and that, where an account or portfolio evidences probability of default, adequate provisions are raised. Internal Audit will discuss with management facility gradings they consider to be inappropriate, and their subsequent recommendations for revised grades must then be assigned to the facilities concerned.

Provisions for bad and doubtful debts

It is HSBC’s policy that each operating company makes provisions for bad and doubtful debts promptly when required and on a prudent and consistent basis in accordance with established Group guidelines.

HSBC’s grading process for credit facilities extended by members of its group is designed to highlight exposures requiring greater management attention based on a higher probability of default. Management regularly reviews the appropriateness of grades assigned to facilities, and amendments, where necessary, are required to be undertaken promptly. Management also regularly performs an assessment of the adequacy of the established provision for bad and doubtful debts by conducting a detailed review of the loan portfolio, comparing performance and delinquency statistics against historical trends and undertaking an assessment of current economic conditions. Particular attention is paid to those borrowers and portfolio segments classified below satisfactory grades.

Suspended and non-accrual interest

In most circumstances loans are designated as non-performing as soon as management has doubts as to the ultimate collectability of principal or interest or when contractual payments of principal or interest are 90 days overdue. When a loan is designated as non-performing, interest is not normally credited to the profit and loss account but either interest accruals will cease (‘non-accrual loans’) or interest will be credited to an interest suspense account in the balance sheet which is netted against the relevant loan (‘suspended interest’).

In certain operating subsidiaries, interest income on credit cards and motor vehicle finance may continue to be included in earnings after the account is 90 days overdue provided that a suitable provision is raised against the portion of accrued interest which is considered to be irrecoverable.

The designation of a loan as non-performing and the suspension of interest may be deferred for up to 12 months in either of the following situations:

•	cash collateral is held covering the total of principal and interest due and the right to set-off is legally sound; or

•	the value of net realisable tangible security is considered more than sufficient to cover the full repayment of all principal and interest due and credit approval has been given to the rolling-up or capitalisation of interest payments. This exception is used infrequently.

On receipt of cash (other than from the realisation of security), the overall risk is re-evaluated and, if appropriate, suspended or non-accrual interest is recovered and taken to the profit and loss account. Amounts received from the realisation of security are applied to the repayment of outstanding indebtedness, with any surplus used to recover specific provisions and then suspended interest.

There are two types of provision, specific and general, as discussed below.

Specific provisions

Specific provisions represent the quantification of actual and inherent losses from homogenous portfolios of assets and individually identified accounts. Specific provisions are deducted from loans and advances in the balance sheet. Following the acquisition of Household, the majority of specific provisions are now determined on a portfolio basis.

Portfolios

For homogenous portfolios of assets such as credit cards, other unsecured consumer lending, motor vehicle financing and residential mortgage loans, two alternative methods are used to calculate specific provisions:

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•	When appropriate information is available, the Group utilises roll rate methodology (a statistical analysis of historical trends of the probability of default and amount of consequent loss assessed at each time period for which payments are overdue), other historical data and an evaluation of current economic conditions, to calculate an appropriate level of specific provision.

•	In other cases, when information to adopt a roll rate methodology is insufficient or unreliable, the Group adopts a formulaic approach which allocates progressively higher loss rates as the period of time for which a customer’s loan is overdue extends.

These portfolio provisions are generally reassessed monthly and charges for new provisions, or releases of existing provisions, are calculated for each separately identified portfolio.

As information becomes available it is the Group’s intention to extend the use of the roll rate methodology to all homogenous portfolios of assets for calculating specific provisions.

Individually identified accounts

Specific provisions on individually identified accounts are determined by an evaluation of the exposures on a case by case basis. This procedure is applied to all corporate accounts with the exception of small exposures (typically less than US$15,000) in certain countries, and, with the exception of Household, which utilises portfolio analysis, to all residential mortgages which are 90 days or more past due. In determining such provisions, account is taken of the following factors:

•	the Group’s aggregate exposure to the customer (including contingent liabilities);

•	the likely dividend available on liquidation or bankruptcy;

•	the extent of other creditors’ commitments ranking ahead of, or pari passu with, the Group;

•	the complexity of determining the aggregate amount and ranking of all creditor claims and the extent to which legal and insurance uncertainties are evident;

•	the amount and timing of expected receipts and recoveries;
•	the realisable value of security and likelihood of successful repossession;

•	the deduction of any costs involved in recovery of amounts outstanding; and

•	if loans are not in local currency, the ability of the borrower to obtain the relevant foreign currency.

Group policy requires a review of the level of specific provisions on individual facilities above materiality guidelines at least half-yearly or more regularly where individual circumstances require. This will normally include the revaluation of collateral held (including reconfirmation of its enforceability) and a review of actual and anticipated receipts. For significant commercial and corporate debts, specialised loan ‘work-out’ teams with experience in insolvency and specific markets are used. Utilising this expertise enables likely losses on individual exposures to be assessed more accurately. Releases on individually calculated specific provisions are recognised whenever the Group has reasonable evidence that the established estimate of loss has been reduced.

Cross-border exposures

Specific provisions are established in respect of cross border exposures to countries assessed by management to be vulnerable to foreign currency payment restrictions. This assessment includes analysis of both economic and political factors. Economic factors include the level of external indebtedness, the debt service burden and access to external sources of funds to meet the debtor country’s financing requirements. Political factors taken into account include assessment of the stability of the country and its government, potential threats to security and the quality and independence of the legal system.

Provisions are applied to all exposures within these countries unless these exposures:

•	are fully performing and of less than one year’s duration; or

•	are mitigated by acceptable security cover held outside the country concerned; or

•	are represented by securities held for trading purposes where there is a liquid securities market, and which are marked to market daily.

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H S B C  H O L D I N G S  P L C

Financial Review (continued)

General provisions

General provisions augment specific provisions and provide cover for loans which are impaired at the balance sheet date but which will not be identified as such until some time in the future. HSBC requires each operating company to maintain a general provision, which is determined by taking into account:

•	historical loss experience in portfolios of similar risk characteristics (for example, by industry sector, by loan grade or by product);

•	the estimated period between a loss occurring and that loss being identified and evidenced by the establishment of a specific provision against that loss; and

•	management’s judgement as to whether the current economic and credit conditions are such that the actual level of inherent losses is likely to be greater or less than that suggested by historical experience.

The estimated period between a loss occurring and its identification as evidenced by the establishment of a specific provision for this loss is determined by management for each identified portfolio.

In general, the periods used vary between four and nine months.

In normal circumstances historical experience is the most objective and accurate framework in which to assess inherent loss within each portfolio. Other than for Household, historical loss experience is generally benchmarked against the weighted average annual rate of new provisions (net of recoveries for personal lending) over a five-year period.

In certain circumstances, such as Argentina in 2001, economic conditions are such that it is clear that historical loss experience provides little evidence as to the inherent loss. In such circumstances, management uses its judgement supported by relevant experience from similar situations to determine an appropriate provision.

The basis used to establish general provisions within each reporting entity is documented and reviewed by senior Group credit management for conformity with Group policy.

Charge-offs

Loans (and the related provisions) are normally
charged off, either partially or in full, when there is no realistic prospect of recovery of these amounts and when the proceeds from the realisation of security have been received. Unsecured consumer loans are routinely charged off between 180 and 270 days overdue or earlier in the case of bankruptcy.

US banks typically write off problem lending more quickly than is the practice in the UK. This practice means that HSBC’s reported level of credit risk elements and associated provisions are likely to be higher than for comparable US banks.

New specific provisions, rather than amounts charged off, should therefore be taken as indicative of current loss trends.

Restructuring of loans

Restructuring activity is designed to maximise cash recovery on accounts which are overdue by slowing down the formal steps in collection management to allow qualifying customers to repair or renegotiate their accounts; normally this will involve resetting an overdue consumer account to current status. It is permitted only when evidence suggests that the resumption of contractual payments which may have been renegotiated is probable. Restructuring policies are continually reviewed and their application varies depending upon the nature of the market, the product and the availability of empirically based data. Provisioning policies take due account of the increased propensity to default of restructured accounts.

Restructuring activity is used most commonly within consumer finance portfolios, particularly those of Household. At 30 June 2003, the total value of Household’s customer loans in the United States that had been restructured was approximately US$16.5 billion representing some 16.3 per cent of this portfolio. The majority of restructured amounts was in respect of real estate secured lending.

In addition, Household uses other account management techniques, typically on a more limited basis, such as extended payment arrangements, approved external debt management plans, deferring foreclosure, modification, loan rewrites and/or deferral of payments pending a change in circumstances. When using such techniques, the account may be treated as current. The amount of such loans not classified as restructured at 30 June 2003 was approximately US$1.1 billion.

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Assets acquired

Assets acquired in exchange for advances in order to achieve an orderly realisation continue to be reported as advances. The asset acquired is recorded at the fair value of the advance disposed of at the date of the exchange and subsequent provisions are based on any further deterioration in value.

Loan portfolio

Loans and advances to customers are well spread across the various industrial sectors, as well as geographically.
At constant exchange rates, loans and advances to customers (excluding the finance sector and settlement accounts) grew by US$120.8 billion, or 36 per cent during the first half of 2003 of which US$107.9 billion, or 33 per cent, related to the acquisition of Household. Excluding the impact of Household, personal lending grew by 4 per cent and loans and advances to the commercial and corporate customer base (excluding governments) grew by less than 2 per cent.

Gross loans and advances to customers

	31 December 2002	On acquisition of Household	Exchange variance	Under- lying change	30 June 2003
	US$m	US$m	US$m	US$m	US$m
Personal
Residential mortgages	96,984	39,055	2,729	7,610	146,378
Hong Kong SAR Government Home Ownership Scheme	7,255	–	–	(470)	6,785
Other personal	48,562	68,718	1,595	2,937	121,812

Total personal	152,801	107,773	4,324	10,077	274,975

Corporate and commercial
Commercial, industrial and international trade	79,015	–	3,326	21	82,362
Commercial real estate	29,267	–	1,006	1,511	31,784
Other property-related	15,347	–	357	275	15,979
Government	8,953	–	281	(275)	8,959
Other commercial	40,674	157	1,516	1,265	43,612

Total corporate and commercial	173,256	157	6,486	2,797	182,696

Financial
Non-bank financial institutions	27,487	–	649	2,993	31,129
Settlement accounts	8,385	–	135	20,421	28,941

Total financial	35,872	–	784	23,414	60,070

Total gross loans and advances to customers	361,929	107,930	11,594	36,288	517,741

The commentary below excludes the impact of foreign exchange translation movements and the acquisition of Household except where stated.

Residential mortgages increased by US$7.6 billion, or 8 per cent, of which US$2.6 billion arose in Household post acquisition. Including Household, mortgages comprised 28 per cent of total gross loans to customers at 30 June 2003. Residential mortgages in Europe increased by US$3.8 billion, of which US$3.6 billion arose in UK Banking reflecting the success of a number of marketing initiatives, including competitive pricing and First Direct’s Offset mortgage product, and the continuing high level of mortgage refinancing activity in the market. Residential mortgage lending in Hong Kong declined, as the property market weakened and demand fell. The suspension of the sale of new homes under the Hong Kong SAR Government Home Ownership Scheme also contributed to the fall. In the rest of Asia-Pacific, residential mortgages grew by US$2.0 billion with strong growth in Australia and from the acquisition of AMP Bank’s mortgage portfolio in New Zealand.

Other personal lending increased by US$2.9 billion, or 6 per cent, of which US$1.5 billion arose in Household post acquisition. Including Household other personal lending increased to 24 per cent of total gross loans to customers at 30 June

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H S B C  H O L D I N G S  PLC

Financial Review (continued)

2003. There was strong growth in the UK with credit card balances increasing by 6 per cent.

      Corporate and commercial lending (excluding settlement accounts) grew by less than 2 per cent reflecting subdued corporate loan demand.

The following tables analyse loans by industry sector and by the location of the principal operations of the lending subsidiary or, in the case of The Hongkong and Shanghai Banking Corporation Limited, HSBC Bank plc, HSBC Bank Middle East and HSBC Bank USA operations by the location of the lending branch.

Customer loans and advances by industry sector

				At 30 June 2003

	Europe	Hong Kong	Rest of Asia- Pacific	North America	South America	Gross loans and advances to customers	Gross loans by customer type as a % of total gross loans
	US$m	US$m	US$m	US$m	US$m	US$m	%
Personal
Residential mortgages	43,648	23,540	9,990	68,927	273	146,378	28.4
Hong Kong SAR Government Home Ownership Scheme	–	6,785	–	–	–	6,785	1.3
Other personal	36,244	6,963	6,539	70,640	1,426	121,812	23.5

Total personal	79,892	37,288	16,529	139,567	1,699	274,975	53.2

Corporate and commercial
Commercial, industrial and international trade	46,791	10,870	12,584	10,796	1,321	82,362	15.9
Commercial real estate	13,484	8,131	2,896	7,199	74	31,784	6.1
Other property-related	4,547	5,105	2,018	4,262	47	15,979	3.1
Government	2,311	464	1,121	4,377	686	8,959	1.7
Other commercial[1]	23,869	7,136	6,163	5,904	540	43,612	8.4

Total corporate and commercial	91,002	31,706	24,782	32,538	2,668	182,696	35.2

Financial
Non-bank financial institutions	16,054	3,406	1,575	10,027	67	31,129	6.0
Settlement accounts	9,894	752	850	17,433	12	28,941	5.6

Total financial	25,948	4,158	2,425	27,460	79	60,070	11.6

Total gross loans and advances to customers[2]	196,842	73,152	43,736	199,565	4,446	517,741	100.0

Percentage of Group loans and advances by geographical region	38.0%	14.1%	8.4%	38.6%	0.9%	100.0%

Non-performing loans[3]	5,109	1,791	1,848	5,237	643	14,628

Non-performing loans as a percentage of gross loans and advances to customers[3]	2.6%	2.4%	4.2%	2.6%	14.5%	2.8%

Specific provisions outstanding against loans and advances	3,150	727	1,183	5,224	442	10,726

Specific provisions outstanding as a percentage of non-performing loans[3]	61.7%	40.6%	64.0%	99.8%	68.7%	73.3%

1	Other commercial includes advances in respect of agriculture, transport, energy and utilities.
2	Included within this total is credit card lending of US$43,633 million.
3	Net of suspended interest.

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Included in gross loans and advances to customers are the following numbers in respect of Household, 93 per cent of which relate to North America:

At 30 June 2003 US$m

Residential mortgages	41,635
Motor vehicle finance	7,945
MasterCard/Visa credit cards	19,222
Private label cards	14,038
Other unsecured personal lending	29,519
Corporate and commercial lending	132

Total	112,491

	At 30 June 2002

	Europe	Hong Kong	Rest of Asia-Pacific	North America	South America	Gross loans and advances to customers	Gross loans by customer type as a % of total gross loans
	US$m	US$m	US$m	US$m	US$m	US$m	%
Personal
Residential mortgages	32,447	23,821	6,638	23,976	311	87,193	24.9
Hong Kong SAR Government Home Ownership Scheme	–	7,582	–	–	–	7,582	2.2
Other personal	23,508	6,859	5,303	6,575	1,107	43,352	12.4

Total personal	55,955	38,262	11,941	30,551	1,418	138,127	39.5

Corporate and commercial
Commercial, industrial and international trade	42,276	10,094	11,658	9,011	1,261	74,300	21.2
Commercial real estate	10,688	8,273	2,347	6,173	52	27,533	7.9
Other property-related	4,016	5,030	2,294	4,152	30	15,522	4.4
Government	2,545	630	914	381	448	4,918	1.4
Other commercial[1]	21,006	6,591	5,297	4,177	435	37,506	10.7

Total corporate and commercial	80,531	30,618	22,510	23,894	2,226	159,779	45.6

Financial
Non-bank financial institutions	17,178	2,110	815	17,769	81	37,953	10.8
Settlement accounts	5,683	807	655	7,312	8	14,465	4.1

Total financial	22,861	2,917	1,470	25,081	89	52,418	14.9

Total gross loans and advances to customers[2]	159,347	71,797	35,921	79,526	3,733	350,324	100.0

Percentage of Group loans and advances by geographical region	45.5%	20.5%	10.2%	22.7%	1.1%	100.0%

Non-performing loans[3]	4,071	1,862	2,452	696	512	9,593

Non-performing loans as a percentage of gross loans and advances to customers[3]	2.6%	2.6%	6.8%	0.9%	13.7%	2.7%

Specific provisions outstanding against loans and advances	2,512	724	1,572	345	314	5,467

Specific provisions outstanding as a percentage of non-performing loans[3]	61.7%	38.9%	64.1%	49.6%	61.3%	57.0%

1	Other commercial includes advances in respect of agriculture, transport, energy and utilities.
2	Included within this total is credit card lending of US$8,468 million.
3	Net of suspended interest.

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Financial Review (continued)

Customer loans and advances by industry sector (continued)

	At 31 December 2002

	Europe	Hong Kong	Rest of Asia-Pacific	North America	South America	Gross loans and advances to customers	Gross loans by customer type as a % of total gross loans
	US$m	US$m	US$m	US$m	US$m	US$m	%
Personal
Residential mortgages	38,719	23,839	7,507	26,666	253	96,984	26.9
Hong Kong SAR Government Home Ownership Scheme	–	7,255	–	–	–	7,255	2.0
Other personal	26,748	7,066	5,900	7,836	1,012	48,562	13.4

Total personal	65,467	38,160	13,407	34,502	1,265	152,801	42.3

Corporate and commercial
Commercial, industrial and international trade	44,424	10,173	12,582	10,773	1,063	79,015	21.8
Commercial real estate	11,887	8,336	2,701	6,297	46	29,267	8.1
Other property-related	3,970	4,805	2,031	4,515	26	15,347	4.2
Government	2,164	719	933	4,575	562	8,953	2.5
Other commercial[1]	22,712	6,612	5,950	4,835	565	40,674	11.2

Total corporate and commercial	85,157	30,645	24,197	30,995	2,262	173,256	47.8

Financial
Non-bank financial institutions	15,221	2,055	931	9,231	49	27,487	7.6
Settlement accounts	2,622	347	192	5,224	–	8,385	2.3

Total financial	17,843	2,402	1,123	14,455	49	35,872	9.9

Total gross loans and advances to customers[2]	168,467	71,207	38,727	79,952	3,576	361,929	100.0

Percentage of Group loans and advances by geographical region	46.5%	19.7%	10.7%	22.1%	1.0%	100.0%

Non-performing loans[3]	4,495	1,724	2,055	1,773	476	10,523

Non-performing loans as a percentage of gross loans and advances to customers[3]	2.7%	2.4%	5.3%	2.2%	13.3%	2.9%

Specific provisions outstanding against loans and advances	2,774	688	1,321	1,482	341	6,606

Specific provisions outstanding as a percentage of non-performing loans[3]	61.7%	39.9%	64.3%	83.6%	71.6%	62.8%

1	Other commercial includes advances in respect of agriculture, transport, energy and utilities.
2	Included within this total is credit card lending of US$9,950 million.
3	Net of suspended interest.

Customer loans and advances by principal area within Rest of Asia-Pacific and South America
			At 30 June 2003

	Residential mortgages US$m	Other personal US$m	Property- related US$m	Commercial international trade and other US$m	Total US$m
Loans and advances to customers (gross)
Australia and New Zealand	4,589	393	1,467	3,159	9,608
India	316	302	9	1,313	1,940
Indonesia	12	108	26	619	765
Japan	12	62	576	2,367	3,017
Mainland China	33	3	417	1,542	1,995
Malaysia	1,647	461	312	2,675	5,095
Middle East	41	1,539	865	3,949	6,394
Singapore	1,131	2,356	959	2,196	6,642
South Korea	1,020	55	–	946	2,021
Taiwan	959	452	2	819	2,232
Thailand	26	94	50	697	867
Other	204	714	231	2,011	3,160

Total of rest of Asia-Pacific	9,990	6,539	4,914	22,293	43,736

Argentina	86	59	21	1,024[1]	1,190
Brazil	184	1,366	89	1,477	3,116
Other	3	1	11	125	140

Total of South America	273	1,426	121	2,626	4,446

1	Includes US$685 million of loan exposures to the Argentine Government received in exchange for debt securities.

			At 30 June 2002

	Residential mortgages US$m	Other personal US$m	Property- related US$m	Commercial international trade and other US$m	Total US$m
Loans and advances to customers (gross)
Australia and New Zealand	2,483	315	1,167	2,335	6,300
India	155	275	17	1,236	1,683
Indonesia	8	71	28	622	729
Japan	13	62	486	1,841	2,402
Mainland China	20	–	354	1,447	1,821
Malaysia	1,433	445	391	2,377	4,646
Middle East	36	1,431	1,011	3,181	5,659
Singapore	640	1,615	867	2,282	5,404
South Korea	689	61	14	592	1,356
Taiwan	910	411	2	1,018	2,341
Thailand	31	66	34	636	767
Other	220	551	270	1,772	2,813

Total of rest of Asia-Pacific	6,638	5,303	4,641	19,339	35,921

Argentina	100	39	20	816[1]	975
Brazil	207	1,064	47	1,271	2,589
Other	4	4	15	146	169

Total of South America	311	1,107	82	2,233	3,733

1	Includes US$444 million of loan exposures to the Argentine Government received in exchange for debt securities.

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Financial Review (continued)

Customer loans and advances by principal area within Rest of Asia-Pacific and South America (continued)
	At 31 December 2002

	Residential mortgages US$m	Other personal US$m	Property- related US$m	Commercial International trade and other US$m	Total US$m
Loans and advances to customers (gross)
Australia and New Zealand	2,742	290	1,187	2,821	7,040
India	216	288	18	1,236	1,758
Indonesia	9	91	27	581	708
Japan	12	67	592	2,010	2,681
Mainland China	29	4	298	1,410	1,741
Malaysia	1,558	453	333	2,521	4,865
Middle East	36	1,544	1,086	3,518	6,184
Singapore	960	2,023	925	2,296	6,204
South Korea	800	67	–	855	1,722
Taiwan	918	420	1	909	2,248
Thailand	26	80	26	705	837
Other	201	573	239	1,726	2,739

Total of rest of Asia-Pacific	7,507	5,900	4,732	20,588	38,727

Argentina	94	31	15	940[1]	1,080
Brazil	158	979	48	1,162	2,347
Other	1	2	9	137	149

Total of South America	253	1,012	72	2,239	3,576

1	Includes US$558 million of loan exposures to the Argentine Government received in exchange for debt securities.

Provisions against loans and advances
	Half-year to 30 June 2003

	Specific	General	Total
	US$m	US$m	US$m

At 1 January 2003	6,629	2,511	9,140
Amounts written off	(3,040)	—	(3,040)
Recoveries of advances written off in previous years	206	—	206
Charge/(credit) to profit and loss account	2,449	(75)	2,374
Acquisition of Household	4,153	500	4,653
Exchange and other movements	355	(35)	320

At 30 June 2003	10,752	2,901	13,653

– Household	4,424	450	4,874
– Rest of HSBC	6,328	2,451	8,779

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Provisions against loans and advances to customers

		At 30 June 2003		At 30 June 2002	At 31 December 2002

	Total %	Household %	Rest of HSBC %	%	%
Total provisions to gross lending[1]
Specific provisions	2.26	3.93	1.75	1.76	1.94

General provision:
Additional general provision held against Argentine risk	0.02	–	0.02	0.06	0.04
Other	0.60	0.40	0.66	0.67	0.70

Total provisions	2.88	4.33	2.43	2.49	2.68

1	Net of suspended interest, reverse repo transactions and settlement accounts.

Bad and doubtful debt provisions
	Half-year to 30 June 2003

	Europe US$m	Hong Kong US$m	Rest of Asia-Pacific US$m	North America US$m	South America US$m	Total US$m
Specific provisions
New provisions:	551	389	181	1,835	133	3,089
Household[1]	66	–	–	1,616	–	1,682
Rest of HSBC	485	389	181	219	133	1,407

Release of provisions no longer required:	(163)	(93)	(115)	(39)	(24)	(434)
Household[1]	–	–	–	–	–	–
Rest of HSBC	(163)	(93)	(115)	(39)	(24)	(434)

Recoveries of amounts previously written off:	(44)	(14)	(36)	(104)	(8)	(206)
Household[1]	(6)	–	–	(87)	–	(93)
Rest of HSBC	(38)	(14)	(36)	(17)	(8)	(113)

	344	282	30	1,692	101	2,449

General provisions
Argentine additional provision	–	–	–	–	(61)	(61)
Household[1]	–	–	–	(50)	–	(50)
Rest of HSBC	(1)	21	(4)	28	(8)	36

	(1)	21	(4)	(22)	(69)	(75)

Total bad and doubtful debt charge	343	303	26	1,670	32	2,374
Bank	(1)	–	2	–	–	1
Customer	344	303	24	1,670	32	2,373

Customer bad and doubtful debt charge as a percentage of closing gross loans and advances (annualised)	0.35%	0.84%	0.11%	1.69%	1.45%	0.92%

30 June 2003 Non-performing loans	5,109	1,791	1,848	5,237	643	14,628
Household	295	–	–	3,939	–	4,234
Rest of HSBC	4,814	1,791	1,848	1,298	643	10,394

Provisions	4,056	1,203	1,355	6,475	538	13,627
Household	233	–	–	4,641	–	4,874
Rest of HSBC	3,823	1,203	1,355	1,834	538	8,753
1	Since the date of acquisition.

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Financial Review (continued)

Bad and doubtful debt provisions (continued)
	Half-year to 30 June 2002

	Europe US$m	Hong Kong US$m	Rest of Asia-Pacific US$m	North America US$m	South America US$m	Total US$m
Specific provisions
New provisions	448	226	187	243	236	1,340
Release of provisions no longer required	(132)	(92)	(121)	(43)	(16)	(404)
Recoveries of amounts previously written off	(35)	(12)	(25)	(21)	(5)	(98)

	281	122	41	179	215	838

General provisions
Argentine additional provision	–	–	–	–	(114)	(114)
Other	(1)	(1)	7	3	(17)	(9)

	(1)	(1)	7	3	(131)	(123)

Total bad and doubtful debt charge	280	121	48	182	84	715

Customer bad and doubtful debt charge	280	121	48	182	84	715
Customer bad and doubtful debt charge as a percentage of closing gross loans and advances (annualised)	0.4%	0.3%	0.3%	0.5%	4.5%	0.4%

30 June 2002 Non-performing loans	4,071	1,862	2,452	696	512	9,593
Provisions	3,399	1,276	1,743	797	539	7,754

	Half-year to 31 December 2002

	Europe US$m	Hong Kong US$m	Rest of Asia-Pacific US$m	North America US$m	South America US$m	Total US$m
Specific provisions
New provisions	515	302	213	156	152	1,338
Release of provisions no longer required	(139)	(68)	(147)	(36)	(32)	(422)
Recoveries of amounts previously written off	(23)	(13)	(27)	(14)	(5)	(82)

	353	221	39	106	115	834

General provisions
Argentine additional provision	–	–	–	–	(82)	(82)
Other	(64)	(96)	2	12	–	(146)

	(64)	(96)	2	12	(82)	(228)

Total bad and doubtful debt charge	289	125	41	118	33	606

Customer bad and doubtful debt charge	289	125	41	118	33	606

Customer bad and doubtful debt charge as a percentage of closing gross loans and advances (annualised)	0.3%	0.3%	0.2%	0.3%	1.8%	0.3%

31 December 2002 Non-performing loans	4,495	1,724	2,055	1,773	476	10,523
Provisions	3,645	1,143	1,496	2,356	477	9,117

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The increase in the level of new specific provisions was principally driven by:
•	New provisions in North America which were US$1,592 million higher than in the first half of 2002, principally reflecting the acquisition of Household, which reported US$1,616 million of new provisions. The majority of Household’s loan assets are in the consumer finance sector and are geographically well-spread across the United States. During the period after its acquisition, Household experienced an increase in personal bankruptcy filings and a higher level of amounts becoming past due which, together with the weak US economy, contributed to the charge of US$1,616 million. The charge of US$32 million from GFBital arose from the consumer loan and credit card portfolios which are provisioned on a portfolio basis.
•	In Hong Kong, new specific provisions were US$163 million higher than the first half of 2002 reflecting the fall in the value of residential property held as collateral and higher provisions against other unsecured personal lending and credit cards in line with growth in average balances. Underlying credit quality in the personal loan books remained stable during the first half of 2003, with the delinquency rates for both mortgages and cards in line with the comparable period in 2002. There was also higher provisioning due to deterioration in one borrower in the corporate telecommunications sector.
•	New provisions in Europe were US$103 million higher than in the first half of 2002 mainly due to provisions of US$66 million in Household’s UK consumer finance business. Elsewhere in the UK, new provisions in the personal, commercial and corporate sectors were in line with the first half of 2002. The first half of 2003 saw new specific provisions reflecting weakness in the energy sector, whereas the first half of 2002 included a significant new provision against a telecommunications exposure.
•	In South America, new specific provisions decreased by US$123 million at constant exchange rates mainly reflecting the improvement in the economic conditions in
Argentina. This was offset by increased new provisions in Brazil in the personal sector, as increased interest rates led to delinquencies in the card credit and personal loan portfolio. The more difficult economic environment in Brazil also led to higher new specific provisions across a range of corporate customers.
In aggregate, releases and recoveries increased by US$138 million compared with the first half of 2002. Household contributed US$93 million of the increase due to collections and sales of charged-off accounts. In Europe, excluding Household, releases and recoveries were US$34 million higher mainly from an upgrading of corporate exposures in the telecommunications and retail sectors.
There was a general provision release of US$75 million in the first half of 2003. There was a general provision charge of US$45 million in GFBital reflecting the expected losses in new commercial lending and renewals of existing performing loans. In Household, there was a release of US$50 million as inherent losses on acquisition were reflected in increasing roll rates. In Argentina, the release of general provisions of US$61 million reflected success in collections and a significant reduction in the level of new specific provisions needed in the first half of 2003. At 30 June 2003, specific and general provisions together covered about 65 per cent of non-government loans (net of suspended interest) in Argentina.

Areas of special interest

Telecommunications industry exposure

Telecommunications industry exposure is a designated special category of exposure and is controlled under agreed caps. The exposure analysed below is well spread across geographical markets reflecting HSBC’s international footprint.

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Financial Review (continued)

Group exposure to the sector as a percentage of total loans and advances was 1.1 per cent as at 30 June 2003 compared with 1.34 per cent at 31 December 2002. This exposure had the following characteristics:
	Percentage of telecommunications industry exposure

	At 30 June 2003%	At 31 December 2002%

Investment grade under HSBC gradings	56	57
Under one year remaining maturity	20	33
Telecom operators	80	79
Telecom manufacturers	20	21
Non-performing accounts	5	6
of which provided	51	59

Argentina
The exposure of HSBC’s banking operations to Argentina at 30 June 2003 amounted to US$1.7 billion (31 December 2002: US$1.7 billion). Of this amount, US$1.4 billion was in-country exposure including US$0.6 billion of loan exposures to the Argentine Government received in exchange for debt securities. These figures are prepared in accordance with the Bank of England Country Exposure Report (Form C1) guidelines and therefore exclude the exposures of insurance subsidiaries. HSBC’s insurance subsidiaries’ exposures to Argentina as at 30 June 2003 amounted to total assets of US$0.7 billion, of which US$0.5 billion related to long-term assurance assets attributable to policyholders, mainly comprising loans to the Argentine Government received in exchange for debt securities. Overall, provisions of US$293 million were held against gross customer non-government loans of US$504 million.
During the first half of 2003 we recovered some US$70 million equivalent of credit provisions raised in 2001 as the credit portfolio stabilised and non performing accounts fell below the remaining provisions outstanding. The improved environment reflects both political and economic progress in the period. The return of a democratically elected president substantially improved the political scene and economically the country began to grow again, driven by improved sentiment and the impact on the export sector of the massive devaluation suffered since 2001.
Argentina, however, continues to face and must resolve fundamental structural challenges including reaching a settlement with its international creditors. HSBC continues to monitor developments in Argentina closely and plans to continue to operate in Argentina and contribute to a revitalised financial sector. However, HSBC is prepared to take the necessary actions if required to protect the value of its shareholders’ interests in the event of unforeseen political or economic events.
Risk elements in the loan portfolio
The SEC requires disclosure of credit risk elements under the following headings that reflect US accounting practice and classifications:
•	loans accounted for on a non-accrual basis;
•	accruing loans contractually past due 90 days or more as to interest or principal; and
•	troubled debt restructurings not included in the above.
In accordance with UK accounting practice, a number of operating companies suspend interest rather than ceasing to accrue. This additional category is also reported below, as are assets acquired in exchange for advances.

Non-performing loans and advances[1]
	30 June 2003 US$m	30 June 2002 US$m	31 December 2002 US$m

Banks	23	7	17
Customers	14,628	9,593	10,523

Total non-performing loans and advances	14,651	9,600	10,540

Total provisions cover as a percentage of non-performing loans and advances	93.2%	81.0%	86.7%

1	Net of suspended interest.

Total non-performing loans to customers increased by US$4,105 million during the first half of 2003. Household’s non-performing loans at 30 June 2003 were US$4,234 million. At 30 June 2003, non-performing loans represented 2.8 per cent of total lending compared with 2.9 per cent at 31 December 2002.
Underlying credit quality remained stable both in the UK and in France. Household’s European operations added US$295 million to

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non-performing loans. Excluding this, and at constant exchange rates, non-performing loans increased by US$105 million, or 2 per cent. The level of non-performing loans rose due to the deterioration of a small number of corporate accounts, as a result of some weakening in the power, energy and telecommunications sectors as well as in the equipment suppliers to these industries.
In Hong Kong, non-performing loans decreased slightly during the first half of 2003 despite the weakening economy.
In the rest of Asia-Pacific, non-performing loans decreased by US$207 million during the first half of 2003, due mainly to write-offs and recoveries in Malaysia, Indonesia, Singapore and mainland China.
The level of non-performing loans in North America increased significantly due to the acquisition of Household. In Mexico, there were write-offs of US$591 million in the commercial and consumer loan books as management continued to review the acquired loan assets. The level of non-performing loans elsewhere in North America remained in line with the level at 31 December 2002.
In South America, there was a decrease in non-performing loans in the first half of 2003 in local currency terms in Argentina as collections were made on a number of accounts; about 70 per cent of the non-Government customer loan book is now classified as non-performing compared with 74 per cent at 31 December 2002. In Brazil, the level of non-performing loans increased as the increased interest rate environment resulted in higher delinquencies in both the personal and commercial/corporate portfolios.
Troubled debt restructurings
US GAAP requires separate disclosure of any loans whose terms have been modified to grant concessions other than warranted by market conditions due to problems with the borrower. These are classified as “troubled debt restructurings” and are distinct from the normal restructuring activities described above. Disclosure of troubled debt restructurings may be discontinued after the first year if the debt is performing in accordance with the new terms.
Troubled debt restructurings increased significantly in Hong Kong, due to restructuring of residential mortgage loans on favourable terms, in Mexico from restructuring of commercial accounts, and in Europe arising from the restructuring of a corporate borrower in the telecommunications equipment sector.
Accruing loans past due 90 days or more
Accruing loans past due 90 days increased due to the acquisition of Household. In common with other card issuers including other parts of HSBC, Household continues to accrue interest on credit cards past 90 days until charged off at 180 days past due. Appropriate provisions are raised against the proportion of interest thought to be irrecoverable.
Potential problem loans
Credit risk elements also cover potential problem loans. These are loans where known information about possible credit problems of borrowers causes management serious doubts as to the borrowers’ ability to comply with the loan repayment terms. At 30 June 2003, all loans and advances in Argentina and all cross-border loans to Argentina which were not otherwise included as part of total risk elements, have been designated as potential problem loans.
At 30 June 2003, there were potential problem loans of US$600 million (31 December 2002: US$599 million) in respect of Argentine loans.
Risk elements
The following table provides an analysis of risk elements in the loan portfolios at 30 June 2003:

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H S B C  H O L D I N G S  PLC

Financial Review (continued)

	30 June 2003 US$m	30 June 2002 US$m	31 December 2002 US$m

Loans accounted for on a non-accrual basis
Europe	2,898	2,066	2,393
Household	295	—	—
Other	2,603	2,066	2,393
Hong Kong	204	189	247
Rest of Asia-Pacific	284	195	294
North America	4,568	625	1,624
Household	3,408	—	—
Other	1,160	625	1,624
South America	493	320	293

Total	8,447	3,395	4,851

Loans on which interest has been accrued but suspended
Europe	2,199	1,955	2,086
Household	—	—	—
Other	2,199	1,955	2,086
Hong Kong	1,571	1,653	1,460
Rest of Asia-Pacific	1,532	2,230	1,714
North America	39	60	48
Household	—	—	—
Other	39	60	48
South America	142	192	183

Total	5,483	6,090	5,491

Assets acquired in exchange for advances
Europe	25	57	26
Household	—	—	—
Other	25	57	26
Hong Kong	16	19	17
Rest of Asia-Pacific	42	28	54
North America	630	11	101
Household	531	—	—
Other	99	11	101
South America	8	—	—

Total	721	115	198

Total non-performing loans	14,651	9,600	10,540

	30 June 2003 US$m	30 June 2002 US$m	31 December 2002 US$m

Troubled debt restructurings
Europe	148	—	41
Household	—	—	—
Other	148	—	41
Hong Kong	706	352	396
Rest of Asia-Pacific	50	119	89
North America	233	4	4
Household	2	—	—
Other	231	4	4
South America	874	505	669

Total	2,011	980	1,199

Accruing loans contractually past due 90 days or more as to principal or interest
Europe	17	23	16
Household	—	—	—
Other	17	23	16
Hong Kong	195	115	193
Rest of Asia-Pacific	50	25	33
North America	1,182	48	42
Household	1,140	—	—
Other	42	48	42
South America	—	17	7

Total	1,444	228	291

Total risk elements
Europe	5,287	4,101	4,562
Household	295	—	—
Other	4,992	4,101	4,562
Hong Kong	2,692	2,328	2,313
Rest of Asia-Pacific	1,958	2,597	2,184
North America	6,652	748	1,819
Household	5,081	—	—
Other	1,571	748	1,819
South America	1,517	1,034	1,152

Total	18,106	10,808	12,030

Provisions for bad and doubtful debts as a % of total risk elements	75.4	72.0	76.0

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Liquidity and funding management

In HSBC, liquidity policy is designed to ensure that all contractual and behavioural commitments requiring to be funded can be met out of readily available and secure sources of funding. In addition, excess liquid assets are held in each market which, together with recourse to available secured funding facilities, provide further sources of funding in the event of stress conditions. Funding policy seeks to ensure that the necessary sources of funds are available at an optimised cost.

The management of liquidity and funding is carried out locally in the operating companies of HSBC and is not centralised. This is because it is HSBC policy that each legal entity should be self sufficient with regard to funding its own operations, except for certain short-term treasury requirements and small start up operations which are funded under strict guidelines from HSBC’s largest banking operations. There are also regulatory restrictions and limitations on the transfer of resources between HSBC entities to meet liquidity and funding needs across the range of currencies, markets, regulatory jurisdictions and time zones within which HSBC operates.

It is the responsibility of local management to ensure compliance with local regulatory and Group Executive Committee requirements on liquidity management. The latter vary by entity and take account of the depth and liquidity of the market in which the local financial unit operates. HSBC requires operating entities to maintain a strong liquidity position and to manage the liquidity profile of their assets, liabilities and commitments so that cash flows are appropriately balanced and all funding obligations are met when due. Liquidity is managed on a daily basis by local treasury functions, with the larger regional treasury sites providing support to smaller entities as required.

HSBC accesses professional markets in order to provide funding for operating subsidiaries that do not accept deposits, to maintain a presence in local money markets and to optimise asset and liability maturities.

Compliance with liquidity and funding requirements is monitored by local Asset and Liability Management Committees which report to Group Head Office on a regular basis. This process includes:

•	projecting cash flows by major currency and considering the level of liquid assets necessary in relation thereto;

•	monitoring balance sheet liquidity ratios against internal and regulatory requirements;

•	maintaining a diverse range of funding sources with adequate back-up facilities;

•	managing the concentration and profile of debt maturities;

•	maintaining debt financing plans;

•	monitoring depositor concentration in order to avoid undue reliance on large individual depositors and ensure a satisfactory overall funding mix; and

•	maintaining liquidity and funding contingency plans. These plans identify early indicators of stress conditions and describe actions to be taken in the event of difficulties arising from systemic or other crises while minimising any adverse long-term implications for the business.

HSBC

Current accounts and savings deposits payable on demand or at short notice form a significant part of HSBC’s funding for the majority of operating companies. HSBC places considerable importance on the stability of these deposits. This is achieved through enhancing HSBC’s brand value in terms of trust and stability across the Group’s geographically diverse retail banking network and by maintaining depositor confidence in HSBC’s capital strength.

With the exception of Household, limited use is made of wholesale market funding. In fact, in aggregate, HSBC is a liquidity provider to financial markets placing significantly more funds with other banks than it borrows.

Household funds itself principally through taking term funding in the professional markets and through securitisation of assets. At 30 June 2003, US$100.7 billion of Household’s liabilities were drawn from professional markets, utilising a range of products, maturities and currencies to avoid undue reliance on any particular funding source. Since Household became a member of the HSBC Group its access to funding has improved in terms of both the breadth of available sources and the pricing.

Although not utilised in the management of HSBC’s liquidity, consolidated figures provide a useful insight into the elements comprising the Group’s overall liquidity position.

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H S B C  H O L D I N G S  PLC

Financial Review (continued)

In aggregate, 51 per cent (31 December 2002: 46 per cent) of HSBC’s balance sheet is lent to customers and some 31 per cent (31 December 2002: 36 per cent) is held in liquid assets, namely interbank lending and debt securities.

Of total liabilities of US$983 billion at 30 June 2003, funding from customers amounted to US$548 billion, of which US$535 billion was contractually repayable within one year. However, although the contractual repayments of many customer accounts are on demand or at short notice, in practice deposit balances remain stable with deposits and withdrawals offsetting each other as customers remain confident that their funds will be available when required. Other liabilities included US$76 billion of deposits by banks (US$70 billion repayable within one year), US$26 billion of short positions in securities and US$145 billion of securities in issue.

Assets available to meet these liabilities, and to cover outstanding commitments to lend (US$56 billion), included cash, central bank balances, items in the course of collection and treasury and other bills (US$40 billion); loans to banks (US$116 billion, including US$105 billion repayable within one year); and loans to customers (US$504 billion, including US$227 billion repayable within one year). In the normal course of business, a proportion of customer loans contractually repayable within one year will be extended. In addition, HSBC held debt securities marketable at a value of US$190 billion. Of these assets, some US$45 billion of debt securities and treasury and other bills have been pledged to secure liabilities.

HSBC would meet unexpected outflows in excess of available liquid assets by selling securities and accessing additional funding sources such as inter-bank markets or securitisations.

Customer accounts and deposits by banks
	30 June 2003 US$m	30 June 2002 US$m	31 December 2002 US$m

Deposits by banks	75,771	61,455	52,933
Current	230,625	190,638	213,071
Savings and other deposits	316,922	280,140	282,367

Total	623,318	532,233	548,371

	%	%	%

Deposits by banks	12.2	11.6	9.7
Current	37.0	35.8	38.8
Savings and other deposits	50.8	52.6	51.5

Total	100.0	100.0	100.0

HSBC Holdings

HSBC Holdings’ primary source of cash is dividends from its directly and indirectly held subsidiaries. The ability of these subsidiaries to pay dividends or advance monies to HSBC Holdings depends, among other things, on their respective regulatory capital requirements, statutory reserves, and financial and operating performance.

HSBC actively manages the cash flows from its subsidiaries to maximise the amount of cash held at the holding company group level, and expects to continue doing so in the future. The wide range of HSBC’s activities means that HSBC Holdings is not dependent on a single source of profits to fund its dividends. HSBC Bank plc, HSBC Bank USA Inc, Household International Inc and The Hongkong and Shanghai Banking Corporation Limited, which currently are planned to make the largest contributions to HSBC Holdings’ cash flow, are themselves diversified banking businesses. With its accumulated liquid assets, HSBC Holdings believes that dividends from subsidiaries, coupled with debt and equity financing, will enable it to meet anticipated cash obligations.

At 30 June 2003, the short-term liabilities of HSBC Holdings totalled US$4.4 billion, including US$2.6 billion in respect of the proposed first interim dividend for 2003. In practice, the full amount of the proposed dividend may not be paid out as shareholders can elect to receive their dividend entitlement in scrip rather than in cash. Short-term assets of US$9.0 billion, consisting mainly of cash at bank and money market deposits of US$5.8 billion and other amounts (including dividends) due from HSBC undertakings of US$2.1 billion, exceeded short-term liabilities.

Market risk management

Market risk is the risk that foreign exchange rates, interest rates, including credit spreads, or equity and commodity prices will move and result in profits or losses to HSBC. Market risk arises on financial instruments which are valued at current market prices (mark-to-market basis) and those valued at cost plus any accrued interest (accruals basis). The main valuation sources are securities prices, foreign exchange rates, and interest rate yield curves.

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HSBC makes markets in exchange rate and interest rate instruments, as well as in debt, equities and other securities. Trading risks arise either from customer-related business or from position taking. Trading positions are valued on a mark-to-market basis.

In liquid portfolios, market values are determined by reference to independently sourced mid-market prices where it is reasonable to assume the positions could be sold at those prices. In less liquid markets and/or where positions have been held for extended periods, portfolios are valued by reference to bid or offer prices as appropriate.

For certain products, such as over-the-counter derivative instruments, there are no independent prices quoted in the markets. In these cases, reference is made to standard industry models, which typically utilise discounted cash flow techniques to derive market values. The models may be developed in-house or may be software vendor packages.

Where applicable, prices are amended if the transaction involves an illiquid position, particularly if its size is considered significant in comparison with the normal market trading volume in that product.

In excess of 95 per cent of HSBC’s derivative transactions are in plain vanilla instruments, primarily comprising interest rate and foreign exchange contracts, where market values are readily determinable by reference to independent prices and valuation quotes, as described above.

Occasionally, when standard industry models are not available, and there is no directly relevant market quotation, HSBC will develop its own proprietary models for performing valuations. This situation normally arises when HSBC has tailored a transaction to meet a specific customer need. All such models are checked independently by Finance and Operations departments and are subject additionally to internal audit review on an ongoing basis to ensure that the assumptions underlying the models remain valid over the lives of the transactions, which are generally less than five years.

      HSBC manages market risk through risk limits approved by its Group Executive Committee. Traded Markets Development and Risk, an independent unit within the Investment Banking and Markets operation, develops risk management policies and measurement techniques, and reviews limit utilisation on a daily basis.

Risk limits are determined for each location and, within location, for each portfolio. Limits are set by product and risk type with market liquidity being a principal factor in determining the level of limits set. Only those offices with sufficient derivative product expertise and appropriate control systems are authorised to trade derivative products. Limits are set using a combination of risk measurement techniques, including position limits, sensitivity limits, and value at risk limits at a portfolio level. Options risks are controlled through full revaluation limits in conjunction with limits on the underlying variables that determine each option’s value.

Trading value at risk (‘VAR’)

VAR is a technique that estimates the potential losses that could occur on risk positions as a result of movements in market rates and prices over a specified time horizon and to a given level of confidence.

HSBC’s VAR is calculated daily. It is predominantly calculated on a variance/co-variance basis, uses historical movements in market rates and prices, a 99 per cent confidence level and a 10-day holding period, and takes account of correlations between different markets and rates within the same risk type. The movement in market prices is calculated by reference to market data from the last two years. Aggregation of VAR from different risk types is based upon the assumption of independence between risk types.

HSBC’s VAR should be viewed in the context of the limitations of the methodology used. For example:

•	the model assumes that changes in risk factors follow a normal distribution. This may not be the case in reality, and the probability of extreme market movements may be underestimated;

•	the use of a 10-day holding period assumes that all positions can be liquidated or hedged in 10 days. This may not fully reflect the market risk arising at times of severe illiquidity, when a 10-day holding period may be insufficient to fully liquidate or hedge all positions;

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H S B C  H O L D I N G S  PLC

Financial Review (continued)

•	the use of a 99 per cent confidence level does not take into account losses that might occur beyond this level of confidence;

•	the use of historical data as a proxy for estimating future events may not encompass all potential events, particularly those which are extreme in nature;

•	the assumption of independence between risk types may not be accurate and VAR may not fully capture market risk where variables exhibit correlation;

•	VAR is calculated at the close of business, with intra-day exposures not subjected to intra-day VAR calculations on an HSBC basis; and

•	VAR does not necessarily capture all of the higher order market risks and may underestimate real market risk exposure.

HSBC recognises these limitations by augmenting the VAR limits with other position and sensitivity limit structures, as well as with stress testing, both on individual portfolios and on a consolidated basis. HSBC’s stress testing regime provides senior management with an assessment of the impact of extreme events on the market risk exposures of HSBC.

Trading VAR for HSBC is analysed in Note 22 in the ‘Notes on the Financial Statements’.

The average daily revenue earned from market risk-related treasury activities in the first half of 2003, including accrual book net interest income and funding related to dealing positions, was US$18.5 million, compared with US$15.7 million for the first half of 2002 and US$13.4 million for the second half of 2002. The standard deviation of these daily revenues was US$7.9 million compared with US$9.0 million for the first half of 2002, and US$8.7million for the second half of 2002. An analysis of the frequency distribution of daily revenues shows that there were no days with negative revenues during the first half of 2003. The most frequent result was a daily revenue of between US$20 million and US$21 million with 9 occurrences. The highest daily revenue was US$40.6 million.

Daily distribution of market risk revenues Half-year to 30 June 2003

Daily distribution of market risk revenues Half-year to 30 June 2002

Foreign exchange exposure

HSBC’s foreign exchange exposures comprise trading exposures and structural foreign currency translation exposure.

Trading exposures

Foreign exchange trading exposures comprise those which arise from foreign exchange dealing within Treasury, and currency exposures originated within HSBC’s commercial banking businesses. The latter exposures are transferred to local treasury units where they are managed, together with exposures which result from dealing activities, within limits approved by the Group Executive Committee. VAR on foreign exchange trading positions is shown in Note 22 in the ‘Notes on the Financial Statements’.

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The average one-day foreign exchange revenue in the first half of 2003 was US$3.6 million compared with US$3.2 million for the first half of 2002.

Structural currency exposure

HSBC’s main operations are in the United Kingdom, the United States, Hong Kong, France, and Brazil, although it also has operations elsewhere in Europe, the rest of Asia-Pacific, North America and South America. The main operating (or functional) currencies in which HSBC’s business is transacted are, therefore, sterling, the US dollar, the Hong Kong dollar, the euro, and the Brazilian real.

As the US dollar and currencies linked to it form the dominant currency bloc in which HSBC’s operations transact business, HSBC Holdings prepares its consolidated financial statements in US dollars. HSBC’s consolidated balance sheet is therefore affected by movements in exchange rates between all other functional currencies and the US dollar. These currency exposures, which reflect the extent to which the Group’s capital is invested in non-US dollar denominated capital investments in subsidiaries, branches and associated undertakings, are referred to as structural currency exposures. Translation gains and losses arising from these exposures are recognised in the statement of total consolidated recognised gains and losses.

HSBC’s structural foreign currency exposures are managed with the primary objective of ensuring, where practical, that HSBC’s and individual banking subsidiaries’ tier 1 capital ratios are protected from the effect of changes in exchange rates. This is usually achieved by holding qualifying tier 1 capital broadly in proportion to the corresponding foreign-currency-denominated risk-weighted assets at a subsidiary bank level. HSBC considers hedging structural foreign currency exposures only in limited circumstances, to protect the tier 1 capital ratio or the US dollar value of capital invested. Such hedging would be undertaken using forward foreign exchange contracts or by financing with borrowings in the same currencies as the functional currencies involved.

      As subsidiaries are generally able to balance adequately foreign currency tier 1 capital with foreign currency risk-weighted assets, HSBC’s foreign currency structural exposures are usually unhedged, including exposures due to foreign-

currency-denominated profits arising during the year. Selective hedges were in place during the first half of 2003. There was no material effect from foreign currency exchange rate movements on HSBC’s tier 1 capital ratio during the period.

Interest rate exposures

HSBC’s interest rate exposures comprise those originating in its treasury trading activities and structural interest rate exposures: both are managed under limits described on pages 82 and 83. Interest rate risk arises on both trading positions and accrual books.

The average daily revenue earned from treasury-related interest rate activities in the first half of 2003 was US$13.9 million compared with US$11.9 million for the first half of 2002. The interest rate risk on interest rate trading positions is set out in the trading VAR table in Note 22 in the ‘Notes on the Financial Statements’.

Structural interest rate risk

Structural interest rate risk arises from the differing repricing characteristics of commercial banking assets and liabilities, including non-interest bearing liabilities such as shareholders’ funds and some current accounts. Each operating entity assesses the structural interest rate risks which arise in its business and either transfers them to its local treasury unit for management or to separate books managed by the local Asset and Liability Management Committee (‘ALCO’). Local ALCOs regularly monitor all such interest rate risk positions, subject to interest rate risk limits agreed with HSBC Holdings. In the course of managing interest rate risk, quantitative techniques and simulation models are used where appropriate to identify and assess the potential net interest income and market value effects of these interest rate positions in different interest rate scenarios. The primary objective of this exercise is to limit potential adverse effects of interest rate movements on net interest income.

Assuming no management action in response to interest rate movements, an immediate hypothetical 100 basis points parallel fall in all yield curves worldwide on 1 July 2003 would decrease planned net interest income for the 12 months to 30 June 2004 by US$357million while a hypothetical 100 basis points parallel rise in all yield curves would

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H S B C  H O L D I N G S  PLC

Financial Review (continued)

decrease planned net interest income by US$667 million.

      Instead of assuming that all interest rates move together, HSBC’s interest rate exposures can be grouped into currency blocs whose interest rates are considered more likely to move together. The sensitivity of projected net interest income for July 2003 to June 2004 can then be described as follows:

	US dollar bloc	Rest of Americas bloc	Hong Kong dollar bloc	Rest of Asia bloc	Sterling bloc	Euro bloc	Total for year to

							30 June 2004	31 December 2003	30 June 2003
	US$m	US$m	US$m	US$m	US$m	US$m	US$m	US$m	US$m
Change in July 2003/June 2004 projected net interest income

+100 basis points shift in yield curves	(432)	93	(222)	(27)	(20)	(60)	(667)	(252)	(231)

-100 basis points shift in yield curves	302	(100)	(555)	7	(74)	64	(357)	(690)	(208)

A fall of 100 basis points would adversely affect the net interest income derived from customer deposits in the Sterling, Hong Kong Dollar, US Dollar and rest of Asia blocs as this cut would not offer scope to reduce rates on current and savings accounts by as much as the full 100 basis points. Household does not face this risk as its portfolio is wholesale funded, and as a result would benefit from falling rates. The major change in interest rate sensitivity since 31 December 2002 reflects the impact of incorporating Household’s different profile into the analysis. The exposure to interest rate movements is actively managed through treasury and local ALCOs to reflect the economic outlook.

The interest rate sensitivities set out in the table above are illustrative only and are based on a single simplified scenario. For example, the projections assume that rates of all maturities move by the same amount and, therefore, do not reflect the potential impact on net interest income of some rates changing while others remain unchanged. The projections also make other simplifying assumptions, including one that all positions run to maturity. In practice, these exposures are actively managed.

Equities exposure

HSBC’s equities exposure comprises trading equities, forming the basis of VAR, and long-term equity investments. The latter are reviewed annually by the Group Executive Committee and are regularly monitored by the subsidiaries’ ALCOs. VAR on equities trading positions is set out in Note 22 in the ‘Notes on the Financial Statements’.

Operational risk management

Operational risk is the risk of loss arising through fraud, unauthorised activities, error, omission, inefficiency, systems failure or from external events. It is inherent to every business organisation and covers a wide spectrum of issues.

HSBC manages this risk through a controls-based environment in which processes are documented, authorisation is independent and transactions are reconciled and monitored. This is supported by an independent programme of periodic reviews undertaken by internal audit, and by monitoring external operational risk events, which ensure that HSBC stays in line with best practice and takes account of lessons learned from publicised operational failures within the financial services industry.

HSBC codified its operational risk management process by issuing a high level standard in May 2002. This explains how HSBC manages operational risk by identifying, assessing, monitoring, controlling and mitigating the risk, rectifying operational risk events, and implementing any additional procedures required for compliance with local regulatory requirements. The processes undertaken to manage operational risk are determined by reference to the scale and nature of each HSBC operation. The HSBC standard covers the following:

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•	Operational risk management responsibility is assigned at a senior management level within the business operation.

•	Information systems are used to record the identification and assessment of operational risks and generate appropriate, regular management reporting.

•	Operational risks are identified by risk assessments covering operational risks facing each business and risks inherent in processes, activities and products. Risk assessment incorporates a regular review of risks identified to monitor significant changes.

•	Operational risk loss data is collected and reported to senior management. Aggregate operational risk losses are recorded and details of incidents above a materiality threshold are reported to the Group Audit Committee. This reporting commenced at the beginning of 2001.

•	Risk mitigation, including insurance, is considered where this is cost-effective.

In each of HSBC’s subsidiaries local management is responsible for implementation of the HSBC standard on operational risk, throughout their operations, within a reasonable timeframe. Subsidiaries acquired by HSBC since the standard was issued are in the process of assessing and planning the implementation of the requirements.

HSBC maintains and tests contingency facilities to support operations in the event of disasters. Additional reviews and tests were conducted following the terrorist events of 11 September 2001 to incorporate lessons learned in the operational recovery from those circumstances.

Capital management and allocation

Capital measurement and allocation

The Financial Services Authority (‘FSA’) supervises HSBC on a consolidated basis and, as such, receives information on the capital adequacy of, and sets capital requirements for, HSBC as a whole. Individual banking subsidiaries are directly regulated by their local banking supervisors, which set and monitor their capital adequacy requirements. In some jurisdictions, certain non-banking subsidiaries are subject to the supervision and capital requirements of local regulatory authorities. Since 1988, when the governors of the Group of Ten central banks agreed to guidelines for the international convergence of capital measurement and standards, the banking supervisors of HSBC’s major banking subsidiaries have exercised capital adequacy supervision in a broadly similar framework.

In implementing the European Union’s Banking Consolidation Directive, the FSA requires each bank and banking group to maintain an individually prescribed ratio of total capital to risk-weighted assets taking into account both balance sheet assets and off-balance-sheet transactions. Under the European Union’s Amending Directive to the Capital Adequacy Directive, the FSA allows banks to calculate capital requirements for market risk in the trading book using VAR techniques.

HSBC’s capital is divided into two tiers: tier 1, comprising shareholders’ funds, innovative tier 1 securities and minority interests in tier 1 capital, but excluding revaluation reserves; and tier 2, comprising general loan loss provisions, revaluation reserves, qualifying subordinated loan capital and minority and other interests in tier 2 capital. The amount of qualifying tier 2 capital cannot exceed that of tier 1 capital, and term subordinated loan capital may not exceed 50 per cent of tier 1 capital. There are also limitations on the amount of general provisions which may be included in tier 2 capital. The book values of goodwill, own shares held and intangible assets are deducted in arriving at tier 1 capital. Total capital is calculated by deducting the book values of unconsolidated investments, investments in the capital of banks, and certain regulatory items from the total of tier 1 and tier 2 capital.

Banking operations are categorised as either trading book (broadly, marked-to-market activities) or banking book (all other activities) and risk-weighted assets are determined accordingly. Banking book risk-weighted assets are measured by means of a hierarchy of risk weightings classified according to the nature of each asset and counterparty, taking into account any eligible collateral or guarantees. Banking book off-balance-sheet items giving rise to credit, foreign exchange or interest rate risk are assigned weights appropriate to the category of the counterparty, taking into account any eligible collateral or guarantees. Trading book risk-weighted assets are determined by taking into account market related risks such as foreign exchange, interest rate and equity position risks, and counterparty risk.

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H S B C  H O L D I N G S  PLC

Financial Review (continued)

Household is not directly supervised by banking regulatory bodies for the majority of its businesses but, as a result of the merger, it is subject to examination by, and the supervision of, the Federal Reserve. As part of HSBC, it is also subject to consolidated supervision by the FSA. Individual Household subsidiaries are subject to banking and insurance regulatory oversight in the relevant jurisdictions.

Capital management

It is HSBC’s policy to maintain a strong capital base to support the development of its business. HSBC seeks to maintain a prudent balance between the different components of its capital and, in HSBC Holdings, between the composition of its capital and that of its investment in subsidiaries. This is achieved by each subsidiary managing its own capital within the context of an approved annual plan which determines the optimal amount and mix of capital required to support planned business growth and meet local regulatory capital requirements and, in the case of Household, its ratings targets. Capital generated in excess of planned requirements is paid up to HSBC Holdings normally by way of dividends and represents a source of strength for HSBC.

HSBC Holdings is primarily a provider of equity capital to its subsidiaries. These investments are substantially funded by HSBC Holdings’ own equity issuance and profit retentions. Major subsidiaries usually raise their own non-equity tier 1 and subordinated debt in accordance with HSBC guidelines regarding market and investor concentration, cost, market conditions, timing and the effect on the composition and maturity profile of HSBC’s capital. The subordinated debt requirements of other HSBC companies are met internally.

HSBC recognises the impact on shareholder returns of the level of equity capital employed within HSBC and seeks to maintain a prudent balance between the advantages and flexibility afforded by a strong capital position and the higher returns on equity possible with greater leverage. In the current environment HSBC uses a benchmark tier 1 capital ratio of 8.25 per cent in considering its long-term capital planning.

Source and application of tier 1 capital
	Half-year to

	30 June 2003 US$m	30 June 2002 US$m	31 December 2002 US$m
Movement in tier 1 capital
Opening tier 1 capital	38,949	35,073	39,727
Attributable profits	4,106	3,280	2,959
Add back: goodwill amortisation	767	401	462
Dividends	(2,589)	(1,929)	(3,072)
Add back: shares issued in lieu of dividends	444	856	167
Increase in goodwill deducted	(10,919)	(999)	(2,730)
Merger reserve	12,768	—	—
Shares issued	1,069	182	156
Innovative tier 1 capital issued	1,237	—	—
Redemption of preference shares	—	(50)	—
Other (including exchange movements)	2,428	2,913	1,280

Closing tier 1 capital	48,260	39,727	38,949

Movement in risk-weighted assets
Opening risk-weighted assets	430,551	391,478	410,986
Movements	139,062	19,508	19,565

Closing risk-weighted assets	569,613	410,986	430,551

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Capital structure

The table below sets out the analysis of regulatory capital.
	30 June 2003 US$m	30 June 2002 US$m	31 December 2002 US$m
Composition of capital
Tier 1
Shareholders’ funds	70,290	51,178	52,406
Minority interests	3,521	3,434	3,306
Innovative tier 1 securities	4,964	3,570	3,647
Less : Property revaluation reserves	(1,707)	(2,292)	(1,954)
Goodwill capitalised and intangible assets	(28,007)	(15,587)	(17,855)
Own shares held[1]	(801)	(576)	(601)

Total qualifying tier 1 capital	48,260	39,727	38,949

Tier 2
Property revaluation reserves	1,707	2,292	1,954
General provisions	2,816	2,085	2,348
Perpetual subordinated debt	3,543	3,514	3,542
Term subordinated debt	14,885	9,882	12,875
Minority and other interests in tier 2 capital	556	793	775

Total qualifying tier 2 capital	23,507	18,566	21,494

Unconsolidated investments	(3,703)	(2,031)	(2,231)
Investments in other banks	(662)	(696)	(638)
Other deductions	(521)	(126)	(144)

Total capital	66,881	55,440	57,430

Total risk-weighted assets	569,613	410,986	430,551

Capital ratios (per cent):
Total capital	11.7	13.5	13.3
Tier 1 capital	8.5	9.7	9.0

1	This principally reflects shares held in trust available to fulfil HSBC’s obligations under employee share option plans.

The above figures were computed in accordance with the EU Banking Consolidation Directive.

Tier 1 capital increased by US$9.3 billion. Retained profits on a cash basis (excluding goodwill amortisation) contributed US$2.3 billion. Shares issued to fund the acquisition of Household, net of the increased goodwill, added US$4.4 billion to tier 1 capital at acquisition. The issue of tier 1 securities contributed US$1.2 billion and exchange movements on reserves and other movements also added US$1.4 billion to tier 1 capital.

The increase of US$2.0 billion in tier 2 capital mainly reflects the proceeds of capital issues, net of redemption and regulatory amortisation. Tier 2 capital also benefited from debt in issue in Household and higher levels of general provisions, mainly reflecting the acquisition of Household.
Total risk-weighted assets increased by US$139 billion. The acquisition of Household contributed US$109 billion to this increase. The remaining increase was largely due to currency translation differences together with the effect of growth in the loan book.

Risk-weighted assets by principal subsidiary

In order to give an indication of how HSBC’s capital is deployed, the table below analyses the disposition of risk-weighted assets by principal subsidiary. The risk-weighted assets are calculated using FSA rules and exclude intra-HSBC items.
	30 June 2003 US$m	30 June 2002 US$m	31 December 2002 US$m
Risk-weighted assets

Hang Seng Bank Limited	33,348	32,358	32,350
The Hongkong and Shanghai Banking Corporation Limited and other subsidiaries	92,984	85,070	87,932

The Hongkong and Shanghai Banking Corporation Limited	126,332	117,428	120,282

HSBC Private Banking Holdings (Suisse) S.A.	21,189	17,521	20,374
CCF	43,723	38,743	40,399
HSBC Bank plc and other subsidiaries	150,004	120,755	138,206

HSBC Bank plc	214,916	177,019	198,979

HSBC Bank USA	57,177	54,100	54,576

Household	108,650	—	—

HSBC Bank Canada	18,968	16,213	15,499

GFBital	7,717	—	7,853

HSBC Bank Middle East Limited	6,558	6,074	6,573

HSBC Bank Malaysia Berhad	5,025	4,334	4,713

HSBC South American operations	5,692	5,621	4,865

HSBC Holdings sub-group	890	1,031	554

Other	17,688	29,166	16,657

HSBC risk-weighted assets	569,613	410,986	430,551

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H S B C  H O L D I N G S  PLC

Financial Statements

Consolidated profit and loss account for the half-year to 30 June 2003

		Half-year to

		30 June 2003			30 June 2002	31 December 2002

	Notes	Total US$m	Household US$m	Rest of HSBC US$m	US$m	US$m

Interest receivable		18,206	3,492	14,714	14,229	14,366
Interest payable		(6,985)	(702)	(6,283)	(6,636)	(6,499)

Net interest income		11,221	2,790	8,431	7,593	7,867
Other operating income		7,286	612	6,674	5,510	5,625

Total operating income		18,507	3,402	15,105	13,103	13,492
Operating expenses excluding goodwill		(9,490)	(1,214)	(8,276)	(7,146)	(7,808)
Goodwill amortisation		(632)	(115)	(517)	(396)	(458)

Operating profit before provisions		8,385	2,073	6,312	5,561	5,226
Provisions for bad and doubtful debts	4	(2,374)	(1,539)	(835)	(715)	(606)
Provisions for contingent liabilities and commitments		(22)	—	(22)	(3)	(36)
Loss from foreign currency redenomination in Argentina	5	(34)	—	(34)	(45)	(23)
Amounts written off fixed asset investments		(60)	—	(60)	(139)	(185)

Operating profit		5,895	534	5,361	4,659	4,376
Share of operating loss in joint ventures		(124)	—	(124)	(23)	(5)
Share of operating profit in associates		92	—	92	71	64
Gains/(losses) on disposal of
– investments		264	2	262	351	181
– tangible fixed assets		(15)	—	(15)	(1)	(23)

Profit on ordinary activities before tax		6,112	536	5,576	5,057	4,593
Tax on profit on ordinary activities	6	(1,554)	(133)	(1,421)	(1,315)	(1,219)

Profit on ordinary activities after tax		4,558	403	4,155	3,742	3,374
Minority interests:
– equity		(261)	—	(261)	(278)	(227)
– non-equity		(191)	—	(191)	(184)	(188)

Profit attributable to shareholders		4,106	403	3,703	3,280	2,959
Dividends	2	(2,589)	—	(2,589)	(1,929)	(3,072)

Retained profit/(deficit) for the period		1,517	403	1,114	1,351	(113)

		US$			US$	US$
Basic earnings per ordinary share	3	0.41			0.35	0.32
Diluted earnings per ordinary share	3	0.40			0.35	0.31

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Consolidated balance sheet at 30 June 2003

			At 30 June 2003	At 30 June 2002	At 31 December 2002
		Notes	US$m	US$m	US$m
	ASSETS
	Cash and balances at central banks		9,509	5,561	7,659
	Items in the course of collection from other banks		8,706	5,894	5,651
	Treasury bills and other eligible bills		21,348	19,255	18,141
	Hong Kong SAR Government certificates of indebtedness		9,977	8,986	9,445
	Loans and advances to banks		116,012	100,965	95,496
	Loans and advances to customers	9	503,625	342,057	352,344
	Debt securities	7	189,991	172,792	175,730
	Equity shares	8	12,492	8,710	8,213
Interests in joint ventures:	gross assets		395	215	486
	gross liabilities		(310)	(71)	(296)
			85	144	190
	Interests in associates		1,177	1,042	1,116
	Other participating interests		683	47	651
	Intangible fixed assets		26,618	15,111	17,163
	Tangible fixed assets		14,548	13,988	14,181
	Other assets		56,785	44,363	45,884
	Prepayments and accrued income		11,133	7,420	7,382

	Total assets		982,689	746,335	759,246

	LIABILITIES
	Hong Kong SAR currency notes in circulation		9,977	8,986	9,445
	Deposits by banks	11,14	75,771	61,455	52,933
	Customer accounts	12,14	547,547	470,778	495,438
	Items in the course of transmission to other banks		5,965	4,112	4,634
	Debt securities in issue	13	144,502	28,683	34,965
	Other liabilities		83,874	86,642	72,090
	Accruals and deferred income		9,363	7,707	7,574
	Provisions for liabilities and charges
	– deferred taxation		1,373	1,181	1,154
	– other provisions		5,531	3,292	3,683
	Subordinated liabilities
	– undated loan capital		3,559	3,517	3,540
	– dated loan capital	15	17,189	12,199	14,831
	Minority interests
	– equity		2,193	2,253	2,122
	– non-equity		5,555	4,352	4,431

	Called up share capital	17	5,421	4,725	4,741
	Reserves	18	64,869	46,453	47,665

	Shareholders’ funds		70,290	51,178	52,406

	Total liabilities		982,689	746,335	759,246

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H S B C  H O L D I N G S  PLC

Financial Statements (continued)

Statement of total consolidated recognised gains and losses for the half-year to 30 June 2003

	Half-year to

	30 June 2003	30 June 2002	31 December 2002
	US$m	US$m	US$m

Profit for the period attributable to shareholders	4,106	3,280	2,959
Unrealised deficit on revaluation of investment properties:
Subsidiaries	(24)	—	(22)
Associates	—	—	(1)
Unrealised deficit on revaluation of land and buildings (excluding investment properties):
Subsidiaries	(214)	—	(297)
Exchange and other movements	2,208	2,432	1,349

Total recognised gains and losses for the period	6,076	5,712	3,988

Reconciliation of movements in consolidated shareholders’ funds for the half-year to 30 June 2003

	Half-year to

	30 June 2003	30 June 2002	31 December 2002
	US$m	US$m	US$m

Profit for the period attributable to shareholders	4,106	3,280	2,959
Dividends	(2,589)	(1,929)	(3,072)

	1,517	1,351	(113)
Other recognised gains and losses relating to the period	1,970	2,432	1,029
New share capital subscribed, net of costs	447	182	155
Reserve in respect of obligations under CCF share options	(17)	(31)	(10)
New share capital issued in connection with the acquisition of Household	13,405	—	—
Reserve in respect of obligations under Household share options	112	—	—
Net reserve in respect of obligations under Household 8.875 per cent Adjustable Conversion-Rate Equity Security Units	6	—	—
Amounts arising on shares issued in lieu of dividends	444	856	167

Net addition to shareholders’ funds	17,884	4,790	1,228
Shareholders’ funds at beginning of period	52,406	46,388	51,178

Shareholders’ funds at end of period	70,290	51,178	52,406

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Consolidated cash flow statement for the half-year to 30 June 2003

		Half-year to

		30 June 2003	30 June 2002	31 December 2002
	Note	US$m	US$m	US$m

Net cash inflow from operating activities	19	14,391	12,948	3,478
Dividends received from associated undertakings		45	66	48
Returns on investments and servicing of finance:
Interest paid on finance leases and similar hire purchase contracts		(18)	(14)	(15)
Interest paid on subordinated loan capital		(374)	(364)	(506)
Dividends paid to minority interests:
– equity		(317)	(284)	(196)
– non-equity		(243)	(20)	(337)
Net cash outflow from returns on investments and servicing of finance		(952)	(682)	(1,054)
Taxation paid		(1,100)	(523)	(848)
Capital expenditure and financial investments:
Purchase of investment securities		(91,237)	(66,893)	(63,278)
Proceeds from sale and maturities of investment securities		87,730	62,767	59,792
Purchase of tangible fixed assets		(657)	(756)	(967)
Proceeds from sale of tangible fixed assets		259	123	205
Net cash outflow from capital expenditure and financial investments		(3,905)	(4,759)	(4,248)
Acquisitions and disposals:
Net cash inflow/(outflow) from acquisition of and increase in stake in subsidiary undertakings		(1,151)	20	229
Purchase of interest in associated undertakings and other participating interests		(40)	(26)	(623)
Proceeds from disposal of associated undertakings and other participating interests		2	356	—
Net cash inflow/(outflow) from acquisitions and disposals		(1,189)	350	(394)
Equity dividends paid		(2,625)	(1,844)	(1,765)

Net cash inflow/(outflow) before financing		4,665	5,556	(4,783)
Financing:
Issue of ordinary share capital		432	182	155
Issue of preference share capital		1,237	—	—
Redemption of preference share capital		(208)	(50)	—
Subordinated loan capital issued		1,274	630	3,475
Subordinated loan capital repaid		(492)	(637)	(1,286)
Net cash inflow from financing		2,243	125	2,344

Increase/(decrease) in cash		6,908	5,681	(2,439)

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Notes on the Financial Statements

1	Accounting policies
The accounting policies adopted are consistent with those described in the Annual Report and Accounts 2002. Critical accounting policies are described and discussed in the Financial Review on pages 60 to 62.

2	Dividend
The Directors have declared a first interim dividend for 2003 of US$0.24 per ordinary share, an increase of 17 per cent. The dividend will be payable on 7 October 2003 to shareholders on the Register at the close of business on 22 August 2003. The dividend will be payable in cash, in US dollars, sterling or Hong Kong dollars, or a combination of these currencies, at the exchange rates on 29 September 2003, with a scrip dividend alternative. Particulars of these arrangements will be mailed to shareholders on or about 3 September 2003, and elections will be required to be made by 24 September 2003.

The dividend payable in cash on shares held through Euroclear France, the settlement and central depositary system for Euronext Paris, will be converted into euros at the exchange rate on 29 September 2003 and will be paid on 7 October 2003 through CCF, HSBC’s paying agent.

The dividend payable to holders of American Depositary Shares (‘ADSs’), each of which represents five ordinary shares, will be paid in cash in US dollars or as a scrip dividend of new ADSs on 7 October 2003 or will be invested in additional ADSs for participants in the dividend reinvestment plan operated by the depositary.

HSBC Holdings’ shares will be quoted ex-dividend in London and in Hong Kong on 20 August 2003 and in Paris on 25 August 2003. The ADSs will be quoted ex-dividend in New York on 20 August 2003.

3	Earnings and dividend per share
	Half-year to

	30 June	30 June	31 December
	2003	2002	2002
	US$	US$	US$

Basic earnings per share	0.41	0.35	0.32
Diluted earnings per share	0.40	0.35	0.31
Dividend per share	0.24	0.205	0.325

Basic earnings per ordinary share was calculated by dividing the earnings of US$4,106 million by the weighted average number of ordinary shares outstanding, excluding own shares held, of 10,066 million (first half of 2002: earnings of US$3,280 million and 9,298 million shares; second half of 2002: earnings of US$2,959 million and 9,380 million shares).

Diluted earnings per share was calculated by dividing the basic earnings, which require no adjustment for the effects of dilutive ordinary potential shares, by the weighted average number of ordinary shares outstanding, excluding own shares held, plus the weighted average number of ordinary shares that would be issued on conversion of all the dilutive potential ordinary shares (being share options outstanding not yet exercised) of 10,161 million (first half of 2002: 9,404 million shares; second half of 2002: 9,469 million shares).

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Notes on the Financial Statements (continued)

4	Bad and doubtful debts
	Half-year to

	30 June	30 June	31 December
	2003	2002	2002
	US$m	US$m	US$m
Profit and loss account charge
Loans and advances to customers:
Specific charge:
new provisions	3,088	1,406	1,272
releases	(434)	(470)	(356)
recoveries	(206)	(98)	(82)

	2,448	838	834
Net general release:
additional provision against Argentine exposures	(61)	(114)	(82)
other	(14)	(9)	(146)

	(75)	(123)	(228)

Customer bad and doubtful debt charge	2,373	715	606

Total bad and doubtful debt charge	2,374	715	606

	At	At	At
	30 June	30 June	31 December
	2003	2002	2002
	US$m	US$m	US$m
Total outstanding provisions
Loans and advances to customers:
Specific provisions	10,726	5,467	6,606
General provisions	2,901	2,287	2,511

	13,627	7,754	9,117
Loans and advances to banks:
Specific provisions	26	23	23

Total provisions	13,653	7,777	9,140

Interest in suspense	614	777	566

5	Loss from foreign currency redenomination in Argentina
The losses in the first half of 2003 arose from provisions required to fair value certain Argentine Government loans which will be swapped for Argentine Government coverage bonds, and from repaying certain deposits historically denominated in US dollars at current market rates rather than the pesification rates specified by the Argentine Government. These losses were partly offset by the sale of the Argentine Government bonds received as compensation for the losses which arose, in 2002, on the redemption by the Argentine Government of certain in-country US dollar assets and liabilities in pesos at various mandatory but different rates of exchange.

The losses in 2002 related to the further impact of pesification including revisions to Government decrees, renegotiation of banking contracts, and payments made to certain customers who had obtained court orders requiring HSBC to repay their deposits historically denominated in US dollars at current market rates rather than the pesification rate specified by the Argentine Government.

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Notes on the Financial Statements (continued)

6	Taxation
	Half-year to

	30 June	30 June	31 December
	2003	2002	2002
	US$m	US$m	US$m

UK corporation tax charge	225	322	362
Overseas taxation	1,219	736	481
Joint ventures	—	(6)	—
Associates	8	19	(2)

Current taxation	1,452	1,071	841
Deferred taxation	102	244	378

Total charge for taxation	1,554	1,315	1,219

Effective tax rate (per cent)	25.4	26.0	26.5

HSBC Holdings and its subsidiary undertakings in the United Kingdom provided for UK corporation tax at 30 per cent, the rate for the calendar year 2003 (2002: 30 per cent). Overseas tax included Hong Kong profits tax of US$250 million (first half 2002: US$253 million; second half 2002: US$155 million) provided at the rate of 17.5 per cent (2002: 16.0 per cent) on the profits assessable in Hong Kong. Other overseas taxation was provided for in the countries of operation at the appropriate rates of taxation.

At 30 June 2003, there were, in total, potential future tax benefits of approximately US$1,086 million (30 June 2002: US$842 million; 31 December 2002: US$885 million) in respect of trading losses, expenditure charged to the profit and loss account but not yet allowed for tax, and capital losses, against which a 100 per cent valuation allowance has been taken, as recoverability of these assets is currently considered remote. Should circumstances change then the treatment of these assets would be reviewed.

	30 June	30 June	31 December
	2003	2002	2002
	US$m	US$m	US$m
Analysis of overall tax charge
Taxation at UK corporate tax rate of 30%	1,834	1,517	1,378
Impact of differently taxed overseas profits in principal locations	(196)	(241)	(231)
Tax-free gains	(15)	(48)	29
Argentine losses (relieved)/unrelieved	(7)	18	69
Goodwill amortisation	238	128	133
Acquisition accounting adjustments	(115)	—	—
Prior period adjustments	(113)	(7)	(83)
Other items	(72)	(52)	(76)

Overall tax charge	1,554	1,315	1,219
Timing differences subject to deferred tax	(102)	(244)	(378)

Current tax charge	1,452	1,071	841

The acquisition accounting adjustments arise because certain assets and liabilities were revalued on the Household and GFBital acquisitions. The difference between the “fair value” of assets and liabilities, which is included in the accounts, and the previous book value is amortised to the profit and loss account over the life of the relevant assets and liabilities. This amortisation resulted in a positive impact on the profit and loss account. There is no tax associated with this adjustment to net income and so it reduces the effective tax rate.

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Notes on the Financial Statements (continued)

7	Debt securities
	At 30 June 2003		At 30 June 2002		At 31 December 2002

	Book value	Market valuation	Book value	Market valuation	Book value	Market valuation
	US$m	US$m	US$m	US$m	US$m	US$m
Issued by public bodies
Investment securities:
Government securities and US government agencies	47,618	48,504	39,466	39,961	42,706	43,591
Other public sector securities	5,902	6,357	4,621	4,766	5,369	5,670

	53,520	54,861	44,087	44,727	48,075	49,261

Other securities:
Government securities and US government agencies	30,580		32,534		27,664
Other public sector securities	1,126		1,310		1,095

	85,226		77,931		76,834

Issued by other bodies
Investment securities:
Bank and building society certificates of deposit	6,482	6,524	7,125	7,135	6,097	6,142
Other debt securities	59,531	60,586	47,474	47,841	53,753	54,494

	66,013	67,110	54,599	54,976	59,850	60,636

Other securities:
Bank and building society certificates of deposit	9,643		10,755		11,309
Other debt securities	29,109		29,507		27,737

	104,765		94,861		98,896

	189,991		172,792		175,730

	At 30 June 2003		At 30 June 2002		At 31 December 2002

	Book value	Market valuation	Book value	Market valuation	Book value	Market valuation
	US$m	US$m	US$m	US$m	US$m	US$m
Investment securities
– listed on a recognised UK exchange	17,092	17,688	16,653	16,825	17,651	18,082
– listed in Hong Kong	1,686	1,815	1,245	1,313	1,530	1,640
– listed elsewhere	53,725	54,826	46,803	47,300	50,221	51,354
– unlisted	47,030	47,642	33,985	34,265	38,523	38,821

	119,533	121,971	98,686	99,703	107,925	109,897

Other securities
– listed on a recognised UK exchange	9,612		7,625		9,158
– listed in Hong Kong	2,284		2,037		2,397
– listed elsewhere	33,037		41,497		29,434
– unlisted	25,525		22,947		26,816

	189,991		172,792		175,730

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H S B C  H O L D I N G S  PLC

Notes on the Financial Statements (continued)

The maturities of debt securities are analysed as follows:

	At 30 June 2003	At 30 June 2002	At 31 December 2002
	US$m	US$m	US$m
Investment securities:
1 year or less	31,265	27,788	30,116
5 years or less but over 1 year	55,973	44,871	46,777
Over 5 years	32,295	26,027	31,032

	119,533	98,686	107,925
Other securities:
1 year or less	23,952	21,902	25,936
5 years or less but over 1 year	26,437	30,351	26,536
Over 5 years	20,069	21,853	15,333

	70,458	74,106	67,805

8	Equity shares

	At 30 June 2003		At 30 June 2002		At 31 December 2002

	Book value	Market valuation	Book value	Market valuation	Book value	Market valuation
	US$m	US$m	US$m	US$m	US$m	US$m
Investment securities
– listed on a recognised UK exchange	750	760	604	592	563	505
– listed in Hong Kong	219	316	243	483	241	400
– listed elsewhere	1,242	1,304	1,441	1,566	1,163	1,207
– unlisted	3,406	3,777	2,392	2,559	2,866	3,127

	5,617	6,157	4,680	5,200	4,833	5,239
Other securities
– listed on a recognised UK exchange	1,702		525		670
– listed in Hong Kong	29		92		9
– listed elsewhere	5,098		3,300		2,576
– unlisted	46		113		125

	12,492		8,710		8,213

9	Loans and advances to customers

	At 30 June 2003	At 30 June 2002	At 31 December 2002
	US$m	US$m	US$m
Remaining maturity:
Repayable on demand or at short notice	59,158	48,777	48,463
3 months or less but not repayable on demand or at short notice	105,782	83,255	74,193
1 year or less but over 3 months	61,855	37,225	41,444
5 years or less but over 1 year	130,849	88,924	97,068
Over 5 years	159,608	91,630	100,293
General and specific bad and doubtful debt provisions (Note 4)	(13,627)	(7,754)	(9,117)

	503,625	342,057	352,344

Loans and advances to customers include balances which have been securitised. Certain of these balances meet the requirements for linked presentation under FRS 5 ‘Reporting the substance of transactions’. At 30 June 2003, US$2,687 million of non-recourse finance had been netted against customer loans of US$2,935 million in the balance sheet (30 June 2002: non-recourse finance US$1,723 million, customer loans US$1,967 million; 31 December 2002: non-recourse finance US$2,049 million, customer loans US$2,294 million).

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10	Household

On 28 March 2003, HSBC acquired 100 per cent of the voting common shares of Household International, Inc (‘Household’). Household is the holding company of a group of companies offering a variety of consumer lending products including consumer loans, credit cards, motor vehicle finance and credit insurance to over 50 million customers across the United States, the United Kingdom, Canada and Ireland. The total consideration of US$14,804 million comprised:

US$m
Purchase price:
Value of HSBC shares issued	13,405
Fair value of outstanding Household share options	112
Fair value of Household 8.875 per cent Adjustable Conversion-Rate Equity Security Units	21
Cash consideration paid by HSBC for Household cumulative preferred stock	1,120
Acquisition costs including stamp duty and stamp duty reserve tax	146

14,804

The acquisition of Household:
–	meets HSBC’s stated objective of growing consumer assets;
–	improves the geographical balance of HSBC’s earnings, significantly increasing the contribution from the North American business;
–	delivers HSBC national coverage in the United States for consumer lending, credit cards and credit insurance with approximately 1,300 branches in 45 states;
–	creates a top 10 credit card issuer globally, and presents a significant opportunity to achieve cost benefits by consolidating HSBC’s North American card processing business, currently outsourced, with that of Household;
–	offers opportunities to extend Household’s business model into countries and territories currently served by HSBC; and
–	provides the opportunity for significant funding, cost and revenue synergies.

HSBC’s financial statements include the results of Household’s operations commencing 29 March 2003. The assets and liabilities at the date of acquisition and the total consideration paid are set out in the following table:

	Book value	Accounting policy alignments	Revaluations	Fair value
	US$m	US$m	US$m	US$m
At date of acquisition
Items in the course of collection from other banks	840	–	–	840
Loans and advances to banks	431	–	–	431
Loans and advances to customers	81,559	21,002	716	103,277
Debt securities	3,646	(44)	–	3,602
Equity shares	697	–	(15)	682
Intangible assets	1,517	–	(1,467)	50
Tangible fixed assets	521	–	–	521
Other asset categories	10,389	(719)	1,026	10,696
Deposits by banks	(1,915)	–	–	(1,915)
Customer accounts	(895)	–	–	(895)
Debt securities in issue	(79,054)	(20,347)	(3,935)	(103,336)
Provisions for liabilities and charges	(1,890)	–	(308)	(2,198)
Subordinated liabilities	(1,145)	–	(47)	(1,192)
Other liability categories	(4,532)	162	(391)	(4,761)

Net assets acquired	10,169	54	(4,421)	5,802

Goodwill				9,002

Total consideration including costs of acquisition				14,804

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The adjustments in the above table represent the following:

Accounting policy alignments reflecting:
–	securitisations treated as sales under US GAAP but treated as financing transactions under UK GAAP; and
–	timing of expense recognition on loan origination and software costs.

Revaluations, reflecting the recognition of:
–	the fair value of financial instruments acquired;
–	the fair value of the pension scheme surplus;
–	the tax effect of other revaluations;
–	the write-off of goodwill and intangibles previously recognised on Household’s balance sheet; and
–	the fair value of separable intangibles at the date of acquisition.

The fair values of the assets and liabilities acquired have been determined on a provisional basis pending completion of the fair value appraisal process.

The total consideration paid for the acquisition of Household calculated in accordance with US GAAP was US$15,767 million. As part of the consideration for the acquisition, HSBC allotted 1,273,297,057 new ordinary shares of US$0.50. The value ascribed to each HSBC ordinary share for US GAAP purposes was US$11.28, derived from the 5-day average (12 November 2002 to 18 November 2002) of the daily HSBC ADR price at the time the bid was announced. Under UK GAAP the value of the shares issued is calculated at the date of completion and was the equivalent of US$10.57 per share.

Under US GAAP intangible assets with a total value of US$3,003 million were recognised on acquisition. Of these intangible assets US$715 million have an indefinite useful life and are not amortised but are tested for impairment annually or more frequently if events or changes in circumstances indicate that the asset might be impaired. The remaining intangible assets have finite useful lives generally ranging from 5 to 10 years over which their value less any terminal value is amortised to the profit and loss account. The value of intangible assets recognised under US GAAP is greater than that recognised under UK GAAP reflecting the different recognition criteria under US GAAP. The higher value of intangible assets recognised under US GAAP results in a lower value of goodwill arising.

The following table provides pro-forma information in respect of HSBC including Household, prepared on the basis that Household was acquired at the beginning of each of the periods disclosed:

	Half-year to

	30 June 2003	30 June 2002
	US$m	US$m

Total operating income	21,892	19,523
Profit attributable to shareholders	4,663	4,421

	US$	US$

Basic earnings per ordinary share	0.44	0.42
Diluted earnings per ordinary share	0.43	0.41

11	Deposits by banks

	At 30 June 2003	At 30 June 2002	At 31 December 2002
	US$m	US$m	US$m

Repayable on demand	28,137	21,589	18,093
With agreed maturity dates or periods of notice, by remaining maturity
– 3 months or less but not repayable on demand	36,852	32,869	27,416
– 1 year or less but over 3 months	5,387	4,406	4,804
– 5 years or less but over 1 year	3,511	1,487	1,671
– over 5 years	1,884	1,104	949

	75,771	61,455	52,933

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12	Customer accounts

	At 30 June 2003	At 30 June 2002	At 31 December 2002
	US$m	US$m	US$m

Repayable on demand	291,224	237,462	256,723
With agreed maturity dates or periods of notice, by remaining maturity
– 3 months or less but not repayable on demand	219,012	199,369	202,578
– 1 year or less but over 3 months	24,823	23,847	25,793
– 5 years or less but over 1 year	10,814	8,785	9,216
– over 5 years	1,674	1,315	1,128

	547,547	470,778	495,438

13	Debt securities in issue

	At 30 June 2003	At 30 June 2002	At 31 December 2002
	US$m	US$m	US$m
Bonds and medium-term notes, by remaining maturity
– within 1 year	28,955	3,239	2,775
– between 1 and 2 years	12,658	665	379
– between 2 and 5 years	29,724	3,979	4,857
– over 5 years	33,101	756	846

	104,438	8,639	8,857
Other debt securities in issue, by remaining maturity
– 3 months or less	26,960	10,143	14,966
– 1 year or less but over 3 months	4,793	3,592	3,833
– 5 years or less but over 1 year	7,891	5,443	6,466
– over 5 years	420	866	843

	144,502	28,683	34,965

Of the amounts noted above, US$97.2 billion of the bonds and medium term notes and US$7.0 billion of the other debt securities relate to Household. In aggregate, US$34.3 billion of this funding falls due within 1 year, of which US$12.0 billion relates to securitised assets.

14	Liabilities

	At 30 June 2003	At 30 June 2002	At 31 December 2002
	US$m	US$m	US$m
Customer accounts include
– repos	19,660	10,306	13,126
– settlement accounts	31,231	16,906	11,575

Deposits by banks include
– repos	9,502	8,359	8,271
– settlement accounts	12,487	9,767	4,988

15	Subordinated liabilities

	At 30 June 2003	At 30 June 2002	At 31 December 2002
	US$m	US$m	US$m
Dated subordinated loan capital which is repayable
– within 1 year	615	1,651	956
– between 1 and 2 years	1,024	652	862
– between 2 and 5 years	2,070	2,056	1,957
– over 5 years	13,480	7,840	11,056

	17,189	12,199	14,831

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16	Assets charged as security for liabilities

In addition to repos, HSBC has pledged assets as security for liabilities included under the following headings:

	Amount of liability secured at

	30 June 2003	30 June 2002	31 December 2002
	US$m	US$m	US$m

Deposits by banks	4,080	1,386	1,661
Customer accounts	8,148	5,510	4,204
Debt securities in issue	30,228	1,718	1,437
Other liabilities	3,851	3,619	2,884

	46,307	12,233	10,186

The amount of assets pledged to secure these liabilities is included under the following headings:

	Amount of assets pledged at

	30 June 2003	30 June 2002	31 December 2002
	US$m	US$m	US$m

Treasury bills and other eligible securities	2,041	1,513	1,673
Loans and advances to customers	37,922	3,114	2,514
Debt securities	42,464	34,740	39,126
Other	2,461	1,478	1,144

	84,888	40,845	44,457

17	Called up share capital

	Half-year to

	30 June 2003	30 June 2002	31 December 2002
	US$m	US$m	US$m

At beginning of period	4,741	4,678	4,725
Shares issued on acquisition of Household	637	–	–
Shares issued under Household 8.875 per cent Adjustable Conversion-Rate Equity Security Units	21	–	–
Shares issued to QUEST	–	–	3
Shares issued under other option schemes	1	9	6
Shares issued in lieu of dividends	21	38	7

At end of period	5,421	4,725	4,741

Following the acquisition of Household on 28 March 2003, the number of American Depositary Shares in issue, each of which represents five ordinary shares, increased to 109,776,105 at 30 June 2003 (30 June 2002: 31,884,530; 31 December 2002: 32,131,502).

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18	Reserves
	Half-year to
	30 June 2003 US$m	30 June 2002 US$m	31 December 2002 US$m

At beginning of period	47,665	41,710	46,453
Retained profit/(loss) for the half-year	1,517	1,351	(113)
Premium arising on new shares issued under Quest, net of costs	–	–	65
Merger reserve on acquisition of Household	12,768	–	–
Reserve in respect of obligations under Household share options	112	–	–
Reserves in respect of obligations under Household 8.875 per cent
Adjustable Conversion-Rate Equity Security Units	21	–	–
New share capital subscribed under other option schemes, net of costs	410	173	81
Reserve in respect of obligations under CCF share options	(17)	(31)	(10)
Arising on shares issued in lieu of dividends	444	856	167
Unrealised deficit on revaluation of investment properties:
Subsidiaries	(24)	–	(22)
Associates	–	–	(1)
Unrealised deficit on revaluation of land and buildings (excluding investment properties)	(214)	–	(297)
Capitalisation of share premium account on scrip dividend issue and associated costs	(21)	(38)	(7)
Exchange and other movements	2,208	2,432	1,349

At end of period	64,869	46,453	47,665

The reserves of HSBC include property revaluation reserves amounting to US$1,707 million (31 December 2002: US$1,954 million; 30 June 2002: US$2,292 million).

19	Reconciliation of operating profit to net cash flow from operating activities

	Half-year to
	30 June 2003 US$m	30 June 2002 US$m	31 December 2002 US$m

Operating profit	5,895	4,659	4,376
Change in prepayments and accrued income	(2,450)	156	199
Change in accruals and deferred income	1,682	447	(257)
Interest on finance leases and similar hire purchase contracts	20	15	21
Interest on subordinated loan capital	479	445	417
Depreciation and amortisation	1,298	941	1,103
Amortisation of discounts and premiums	254	9	(17)
Provisions for bad and doubtful debts	2,374	715	606
Loans written off net of recoveries	(2,834)	(888)	(1,043)
Provisions for liabilities and charges	591	462	417
Provisions utilised	(457)	(948)	(383)
Amounts written off fixed asset investments	60	139	185

Net cash inflow from trading activities	6,912	6,152	5,624
Change in items in the course of collection from other banks	(2,215)	(119)	243
Change in treasury bills and other eligible bills	(118)	460	255
Change in loans and advances to banks	(14,353)	11,320	5,230
Change in loans and advances to customers	(52,514)	(32,940)	(2,392)
Change in other securities	(6,335)	(7,523)	10,066
Change in other assets	(881)	(5,947)	(1,108)
Change in deposits by banks	20,923	7,806	(11,311)
Change in customer accounts	51,214	20,505	10,656
Change in items in the course of transmission to other banks	1,331	314	402
Change in debt securities in issue	6,201	1,585	1,350
Change in other liabilities	7,248	14,092	(15,672)
Elimination of exchange differences 1	(3,022)	(2,757)	135

Net cash inflow from operating activities	14,391	12,948	3,478

1	Adjustment to bring changes between opening and closing balance sheet amounts to average rates. This is not done on a line-by-line basis, as it cannot be determined without unreasonable expense.

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Notes on the Financial Statements (continued)

20	Financial instruments, contingent liabilities and commitments

	At 30 June 2003 US$m	At 30 June 2002 US$m	At 31 December 2002 US$m
Contract amounts
Contingent liabilities:
Acceptances and endorsements	5,321	4,191	4,711
Guarantees and assets pledged as collateral security	50,243	45,181	46,527
Other	24	14	17

	55,588	49,386	51,255

Commitments:
Documentary credits and short-term trade-related transactions	6,795	6,403	6,131
Forward asset purchases and forward forward deposits placed	661	238	1,464
Undrawn note issuing and revolving underwriting facilities	497	288	85
Undrawn formal standby facilities, credit lines and other commitments to lend
– over 1 year	50,327	38,900	41,734
– 1 year and under	336,365	159,915	176,215

	394,645	205,744	225,629

The table above gives the nominal principal amounts of third party off-balance-sheet transactions

The contract amounts of contingent liabilities and commitments represent the amounts at risk should contracts be fully drawn upon and the client default. The total of the contract amounts is not representative of future liquidity requirements.

The following table summarises the contract amounts of third party and internal derivatives held for trading purposes by product type.

	At 30 June 2003	At 30 June 2002	At 31 December 2002
	US$m	US$m	US$m

Exchange rate	1,181,536	927,667	916,631
Interest rate	2,512,132	1,697,203	1,965,167
Equities	56,707	49,332	48,594
Credit derivatives	32,477	6,176	17,424

The following table summarises the contract amounts of third party and internal derivatives held for risk management purposes by product type.

	At 30 June 2003	At 30 June 2002	At 31 December 2002
	US$m	US$m	US$m

Exchange rate	102,594	78,402	77,302
Interest rate	343,697	235,930	267,973
Equities	264	551	318
Credit derivatives	25	226	20

For exchange rate, interest rate, credit and equities contracts, the notional or contractual amounts of these instruments indicate the nominal value of transactions outstanding at the balance sheet date; they do not represent amounts at risk.

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21	Off-balance-sheet risk-weighted and replacement cost amounts

	At 30 June 2003	At 30 June 2002	At 31 December 2002
	US$m	US$m	US$m
Risk-weighted amounts
Contingent liabilities	32,581	30,486	30,785
Commitments	24,044	19,877	21,003
Replacement cost amounts
Exchange rate	18,601	17,475	15,256
Interest rate	39,625	16,301	26,676
Equities	2,272	1,712	1,922
Credit derivatives	379	81	272
Benefit of netting	(31,677)	(16,130)	(23,822)

	29,200	19,439	20,304

The replacement amounts are stated after deducting cash collateral meeting the offset criteria of FRS 5 as follows:

	At 30 June 2003	At 30 June 2002	At 31 December 2002
	US$m	US$m	US$m

Offset against assets	2,925	610	1,992

Risk-weighted amounts are assessed in accordance with the Financial Services Authority’s guidelines which implement the Basel agreement on capital adequacy and depend on the status of the counterparty and the maturity characteristics.

The replacement cost of contracts represents the mark-to-market on all third party contracts with a positive value, i.e. an asset to HSBC. Replacement cost is, therefore, a close approximation of the credit risk for these contracts as at the balance sheet date. The actual credit risk is measured internally and is the sum of the positive mark-to-market value and an estimate for the future fluctuation risk, using a future risk factor.

22	Market risk management

HSBC’s market risk management process is discussed in the ‘Financial Review’ on pages 82 to 84 from the paragraph under the heading ‘Market risk management’ to the paragraph ended ‘impact of extreme events on the market risk exposures of HSBC’.

Trading VAR for HSBC at 30 June 2003 was US$80.9 million, compared with US$71.6 million at 31 December 2002.

	At 30 June 2003 US$m	Minimum during the first half 2003 US$m	Maximum during the first half 2003 US$m	Average for the first half 2003 US$m	At 31 December 2002 US$m

Total trading activities	80.9	48.7	94.7	68.5	71.6
Foreign exchange trading positions	10.8	1.2	26.1	14.8	12.9
Interest rate trading positions	76.2	43.1	90.7	61.1	63.2
Equities trading positions	18.3	15.2	23.1	19.2	27.1

23	Litigation

HSBC, through a number of its subsidiary undertakings, is named in and is defending legal actions in various jurisdictions arising from its normal business. None of these proceedings is regarded as material litigation.

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Note on the Financial Statements (continued)

24	Interim Report and statutory accounts

The information in this Interim Report is unaudited and does not constitute statutory accounts within the meaning of section 240 of the Companies Act 1985 (the Act). The Interim Report 2003 was approved by the Board of Directors on 4 August 2003. The statutory accounts for the year ended 31 December 2002 have been delivered to the Registrar of Companies in England and Wales in accordance with section 242 of the Act and filed with the US Securities and Exchange Commission. The auditor has reported on those accounts. Its report was unqualified and did not contain a statement under section 237(2) or (3) of the Act.

25	Differences between UK GAAP and US GAAP

The consolidated financial statements of HSBC are prepared in accordance with UK generally accepted accounting principles (‘GAAP’) which differ in certain significant respects from US GAAP. The following is a summary of the significant differences applicable to HSBC:

UK GAAP		US GAAP

Leasing
•	Finance lease income is recognised so as to give a constant rate of return on the net cash investment in the lease, taking into account tax payments and receipts associated with the lease.	•	Unearned income on finance leases is taken to income at a rate calculated to give a constant rate of return on the investment in the lease, but generally no account is taken of the tax flows generated by the lease.

•	Leases are categorised as finance leases when the substance of the agreement is that of a financing transaction and the lessee assumes substantially all of the risks and benefits relating to the asset. All other leases are categorised as operating leases.	•	Leases are classified as capital leases when any of the criteria outlined under Statement of Financial Accounting Standards (‘SFAS’) 13 ‘Accounting for Leases’ are met.

•	Operating leased assets are depreciated over their useful lives so that, for each asset, rentals less depreciation are recognised at a constant periodic rate of return on the net cash invested in that asset. Rentals receivable under operating leases are accounted for on a straight-line basis over the lease term.	•	Operating leased assets are depreciated so that in each period the depreciation charge is at least equal to that which would have arisen on a straight line basis.

Shareholders’ interest in the long-term assurance fund
•	The value placed on HSBC’s interest in long-term assurance business includes a prudent valuation of the discounted future earnings expected to emerge from business currently in force, taking into account factors such as recent experience and general economic conditions, together with the surplus retained in the long-term assurance funds. These are determined annually in consultation with independent actuaries and are included in ‘Other assets’.	•	The net present value of these profits is not recognised. Acquisition costs and fees are deferred and amortised in accordance with SFAS 97 ‘Accounting and Reporting by Insurance Enterprises for Certain Long-Duration Contracts and for Realised Gains and Losses from the Sale of Investments’.

•	Changes in the value of HSBC’s interest in long-term assurance business are calculated on a post-tax basis and are reported in the profit and loss account as part of ‘Other operating income’ after adjusting for taxation.

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UK GAAP	US GAAP

Share compensation schemes
•	Options granted under executive share option schemes are granted at market price and no compensation costs are recognised under the ‘intrinsic value method’.

•	Employees in save-as-you-earn schemes are granted shares at a 20 per cent discount to market price at the date of grant. No compensation cost is recognised for such awards.

•	The fair value of shares awarded under longer term and other restricted share award schemes is charged to compensation cost over the period in respect of which performance conditions apply. To the extent the award is adjusted by virtue of performance conditions being met or not, the compensation cost is adjusted in line with this.

•	SFAS 123 ‘Accounting for stock based compensation’ encourages a fair value method of accounting for stock-based compensation plans. Under the fair value method, compensation cost is measured at the date of grant based on the value of the award and is recognised over the service period, which is usually the vesting period. Where options lapse before their costs have been fully recognised, any costs previously recognised relating to lapsed options are written back.

Costs of software for internal use
•	HSBC generally expenses costs of software developed for internal use. If it can be shown that conditions for capitalisation are met under FRS 10 ‘Goodwill and intangible assets’ or FRS 15 ‘Tangible fixed assets’, the software is capitalised and amortised over its useful life.

•	Web site design and content development costs are capitalised only to the extent that they lead to the creation of an enduring asset delivering benefits at least as great as the amount capitalised.

•	The American Institute of Certified Public Accountants’ (‘AICPA’) Statement of Position 98-1 ‘Accounting for the costs of computer software developed or obtained for internal use’ requires that all costs incurred in the preliminary project and post implementation stages of internal software development be expensed. Costs incurred in the application development stage must be capitalised and amortised over their estimated useful life. Web site design costs are capitalised and web site content development costs are expensed as they are incurred.

Goodwill
•	Goodwill arising on acquisitions of subsidiary undertakings, associates or joint ventures prior to 1998 was charged against reserves in the year of acquisition.

•	For acquisitions made on or after 1 January 1998, goodwill is included in the balance sheet and amortised over its estimated useful life on a straight-line basis. UK GAAP allows goodwill previously eliminated against reserves to be reinstated, but does not require it. In common with many other UK companies, HSBC elected not to reinstate such goodwill on the grounds that it would not materially assist the understanding of readers of its accounts who were already familiar with UK GAAP.

•	Goodwill acquired up to 30 June 2001 was capitalised and amortised over its useful life but not more than 25 years. The amortisation of previously acquired goodwill ceased from 31 December 2001.

•	SFAS 142 ‘Goodwill and other intangible assets’ requires that goodwill should not be amortised but should be tested for impairment annually at the reporting unit level by applying a fair-value-based test.

•	The goodwill of a reporting unit should be tested for impairment between annual tests in response to events or changes in circumstance which could result in an impairment.

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H S B C  H O L D I N G S  PLC

Notes on the Financial Statements (continued)

UK GAAP	US GAAP

Goodwill (continued)
•	Goodwill included in the balance sheet is tested for impairment when necessary by comparing the recoverable amount of an entity with the carrying value of its net assets, including attributable goodwill. The recoverable amount of an entity is the higher of its value in use, generally the present value of the expected future cash flows from the entity, and its net realisable value.

•	At the date of disposal of subsidiaries, associates or joint ventures, any unamortised goodwill or goodwill charged directly against reserves is included in HSBC’s share of the undertakings’ total net assets in the calculation of the gain on disposal.

•	Where quoted securities are issued as part of the purchase consideration in an acquisition, the fair value of those securities for the purpose of determining the cost of acquisition is the market price at the date of completion.

•	Where quoted securities are issued as part of the purchase consideration in an acquisition, the fair value of those securities for the purpose of determining the cost of acquisition is the average market price of the securities for a reasonable period before and after the date that the terms of the acquisition are agreed and announced.

Intangible assets
•	An intangible asset should be recognised separately from goodwill where it is identifiable and controlled. It is identifiable only if it can be disposed of or settled separately without disposing of the whole business. Control requires legal rights or custody over the item.

•	An intangible asset purchased as part of a business combination should be capitalised at market value or, if not readily ascertainable, at fair value.

•	An intangible asset should be recognised separately from goodwill when it arises from contractual or other legal rights or if it is separable, e.g. it is capable of being separated or divided from the acquired entity and sold, transferred, licensed, rented, or exchanged in combination with a related contract, asset or liability. The effect of this is that certain intangible assets such as trademarks and customer relationships are recognised under US GAAP, although such assets will not be recognised under UK GAAP.

•	Intangible assets should be initially recognised at fair value. An intangible asset with a finite useful life is amortised over the period for which it contributes to the future cash flows of the entity. An intangible asset with an indefinite useful life is not amortised but is tested for impairment annually or more frequently if events or changes in circumstances indicate that the asset might be impaired.

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UK GAAP

Property
•	HSBC values its properties on an annual basis and adjustments arising from such revaluations are taken to reserves. HSBC depreciates non-investment properties based on their cost or revalued amounts. No depreciation is charged on investment properties other than leaseholds with 20 years or less to expiry.

Accruals accounted derivatives
•	Non-trading derivatives are those which are held for hedging purposes as part of HSBC’s risk management strategy against assets, liabilities, positions or cash flows measured on an accruals basis. Non-trading transactions include qualifying hedges and positions that synthetically alter the characteristics of specified financial instruments.

•	Non-trading derivatives are accounted for on an equivalent basis to the underlying assets, liabilities or net positions. Any profit or loss arising is recognised on the same basis as that arising from the related assets, liabilities or positions.

•	To qualify as a hedge, a derivative must effectively reduce the price or interest rate risk of the asset, liability or anticipated transaction to which it is linked and be designated as a hedge at inception of the derivative contract. Accordingly, changes in the market value of the derivative must be highly correlated with changes in the market value of the underlying hedged item at inception of the hedge and over the life of the hedge contract. If these criteria are met, the derivative is accounted for on the same basis as the underlying hedged item. Derivatives used for hedging purposes include swaps, forwards and futures.

•	Interest rate swaps are also used to alter synthetically the interest rate characteristics of financial instruments. In order to qualify for synthetic alteration, a derivative instrument must be linked to specific individual, or pools of similar, assets or liabilities by the notional principal and interest rate risk of the associated instruments, and must achieve a result that is consistent with defined risk management objectives. If these criteria are met, accrual based accounting is applied, i.e. income or expense is recognised and accrued to the next settlement date in accordance with the contractual terms of the agreement.
US GAAP

•	US GAAP does not permit revaluations of property, although it requires recognition of asset impairment. Any realised surplus or deficit is, therefore, reflected in income on disposal of the property. Depreciation is charged on all properties based on cost.

•	All derivatives must be recognised as either assets or liabilities in the balance sheet and be measured at fair value ( SFAS 133 ‘Accounting for derivative instruments and for hedging activities’).

•	The accounting for changes in the fair value of a derivative (that is, gains and losses) depends on the intended use of the derivative and the resulting designation as described below:

	–	For a derivative designated as hedging exposure to changes in the fair value of a recognised asset or liability or a firm commitment, the gain or loss is recognised in earnings in the period of change together with the associated loss or gain on the hedged item attributable to the risk being hedged. Any resulting net gain or loss represents the ineffective element of the hedge.

	–	For a derivative designated as hedging exposure to variable cash flows of a recognised asset or liability, or of a forecast transaction, the derivative’s gain or loss associated with the effective portion of the hedge is initially reported as a component of other comprehensive income and subsequently reclassified into earnings when the forecast transaction affects earnings. The ineffective portion is reported in earnings immediately.

	–	For net investment hedges in which derivatives hedge the foreign currency exposure of a net investment in a foreign operation, the change in fair value of the derivative associated with the effective portion of the hedge is included as a component of other comprehensive income, together with the associated loss or gain on the hedged item. The ineffective portion is reported in earnings immediately.

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H S B C  H O L D I N G S  PLC

Notes on the Financial Statements (continued)

UK GAAP	US GAAP

Accruals accounted derivatives (continued)
•	Any gain or loss arising on the termination of a qualifying derivative is deferred and amortised to earnings over the original life of the terminated contract. Where the underlying asset, liability or position is sold or terminated, the qualifying derivative is immediately marked-to-market through the profit and loss account.

•	Derivatives that do not qualify as hedges or synthetic alterations at inception are marked-to-market through the profit and loss account, with gains and losses included within ‘Dealing profits’.

–	In order to apply hedge accounting it is necessary to comply with documentation requirements and to demonstrate the effectiveness of the hedge on an ongoing basis.

–	For a derivative not designated as a hedging instrument, the gain or loss is recognised in earnings in the period of change in fair value.

Investment securities
•	Debt securities and equity shares intended to be held on a continuing basis are disclosed as investment securities and are included in the balance sheet at cost less provision for any permanent diminution in value. Other participating interests are accounted for on the same basis. Premiums or discounts on dated investment securities purchased at other than face value are amortised through the profit and loss account over the period from date of purchase to date of maturity and included in ‘interest income’. Any profit or loss on realisation of these securities is recognised in the profit and loss account as it arises and included in ‘Gains on disposal of investment securities’.

•	SSAP 20 ‘Foreign currency translation’ requires foreign currency exchange differences on foreign currency-denominated monetary items, including securities, to be recognised in the profit and loss account.

•	Other debt securities and equity shares held for trading purposes are included in the balance sheet at market value. Changes in the market value of such assets are recognised in the profit and loss account as ‘Dealing profits’.

•	All debt securities and equity shares are classified and disclosed within one of the following three categories: held-to-maturity; available-for-sale; or trading (SFAS 115 ‘Accounting for certain investments in debt and equity securities’).

•	Held-to-maturity debt securities are measured at amortised cost.

•	Available-for-sale securities are measured at fair value with unrealised holding gains and losses excluded from earnings and are reported net of applicable taxes and minority interests in a separate component of shareholders’ funds. Foreign exchange gains or losses on foreign currency denominated available-for-sale securities are also excluded from earnings and recorded as part of the same separate component of shareholders’ funds.

•	A decline considered other than temporary in fair value below cost of an available-for-sale or held-to-maturity security is treated as a realised loss and included in earnings. This lower fair value is then treated as the cost basis for the security.

•	Trading securities are measured at fair value with unrealised holding gains and losses included in earnings.

Foreign currency
•	A company’s local currency is the currency of the primary economic environment in which it operates and generates net cash flows. Foreign exchange differences arising when translating non-local currency assets and liabilities into the local currency are reported in the profit and loss account (SSAP 20 ‘Foreign currency translation’).

•	An entity’s functional currency is the currency of the primary economic environment in which it operates. An entity operating in a single economic environment may have only one functional currency. Foreign exchange differences arising when translating non-functional currency assets and liabilities into the local currency are reported in the profit and loss account (SFAS 52 ‘Foreign currency translation’).

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UK GAAP	US GAAP

Own shares held
•	UK GAAP allows for the inclusion of own shares held within equity shares.

•	AICPA Accounting Research Bulletin 51 ‘Consolidated financial statements’ requires a reduction in shareholders’ equity for own shares held.

Dividends payable
•	Dividends declared after the period end are recorded in the period to which they relate.

•	Dividends are recorded in the period in which they are declared.

Deferred taxation
•	Deferred tax is generally provided in the accounts for all timing differences, subject to the assessment of the recoverability of deferred tax assets.

•	Fair value adjustments on acquisition are treated as if they were timing differences arising in the acquired entity’s own accounts. Deferred tax is recognised on fair value adjustments where they give rise to deferral or acceleration of taxable cash flows.

•	Deferred tax liabilities and assets are recognised in respect of all temporary differences. A valuation allowance is raised against any deferred tax asset where it is more likely than not that the asset, or a part thereof, will not be realised (SFAS 109 ‘Accounting for income taxes’).

•	The deferred taxation impact of all temporary differences arising from fair value adjustments on acquisition is recognised as part of the purchase accounting adjustment.

Sale and repurchase transactions (‘repos’) and reverse repos
•	Repos and reverse repos are accounted for as if the collateral involved remains with the transferor. On the balance sheet, repos are included within ‘Deposits by banks’ or ‘Customer accounts’ and reverse repos are included within ‘Loans and advances to banks’ or ‘Loans and advances to customers’.

•	Repos and reverse repos transacted under agreements that give the transferee the right by contract or custom to sell or repledge collateral give rise to the following adjustments and disclosures (SFAS 140 ‘Accounting for transfers and servicing of financial assets and extinguishments of liabilities’):

	–	For repos, where the transferee has the right to sell or repledge the collateral, the transferor reports the securities separately in the Financial Statements from other securities not so encumbered.

	–	For reverse repos, where the transferee has the right to sell or repledge the collateral, the transferee does not recognise the pledged asset but discloses the fair value of the collateral. If the transferee sells collateral pledged to it, the proceeds from the sale and the transferee’s obligation to return the collateral are recognised.

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H S B C  H O L D I N G S  PLC

Notes on the Financial Statements (continued)

UK GAAP	US GAAP

Loan origination
•	Fee and commission income is accounted for in the period when receivable, except when it is charged to cover the costs of a continuing service to, or risk borne for, the customer, or is interest in nature. In these cases, it is recognised on an appropriate basis over the relevant period.

•	Loan origination costs are generally expensed as incurred. As permitted by UK GAAP, HSBC applies a restricted definition of the incremental, directly attributable origination expenses that are deferred and subsequently amortised over the life of the loans.

•	Certain loan fee income and direct loan origination costs are amortised to the profit and loss account over the life of the loan as an adjustment to interest income (SFAS 91 ‘Accounting for non-refundable fees and costs associated with originating or acquiring loans and initial direct costs of leases’.)

Pension costs
•	Pension costs, based on actuarial assumptions and methods, are charged so as to allocate the cost of providing benefits over the average remaining service lives of employees.

•	SFAS 87 ‘Employers’ accounting for pensions’ prescribes a similar method of actuarial valuation but requires assets to be assessed at fair value and the assessment of liabilities to be based on current settlement rates. Certain variations from regular cost are allocated in equal amounts over the average remaining service lives of current employees.

Securitisations
•	FRS 5 ‘Reporting the substance of transactions’ requires that the accounting for securitised receivables is governed by whether the originator has access to the benefits of the securitised assets and exposure to the risks inherent in those benefits and whether the originator has a liability to repay the proceeds of the note issue:

	–	The securitised assets should be derecognised in their entirety and a gain or loss on sale recorded where the originator retains no significant benefits and no significant risks relating to those securitised assets.

	–	The securitised assets and the related finance should be consolidated under a linked presentation where the originator retains significant benefits and significant risks relating to those securitised assets but where the downside exposure is limited to a fixed monetary amount and certain other conditions are met.

	–	The securitised assets and the related finance should be consolidated on a gross basis where the originator retains significant benefits and significant risks relating to those securitised assets and does not meet the conditions required for linked presentation.

•	SFAS 140 ‘Accounting for transfers and servicing of finance assets and extinguishments of liabilities’ requires that receivables that are sold to a special purpose entity and securitised can only be derecognised and a gain or loss on sale recognised if the originator has surrendered control over those securitised assets.

•	Control has been surrendered over transferred assets if and only if all of the following conditions are met:

	–	The transferred assets have been put presumptively beyond the reach of the transferor and its creditors, even in bankruptcy or other receivership.

	–	Each holder of interests in the transferee (i.e. holder of issued notes) has the right to pledge or exchange their beneficial interests, and no condition constrains this right and provides more than a trivial benefit to the transferor.

	–	The transferor does not maintain effective control over the assets through either an agreement that obligates the transferor to repurchase or to redeem them before their maturity or through the ability to unilaterally cause the holder to return specific assets, other than through a clean-up call.

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UK GAAP

Securitisations (continued)

Acceptances
•	Acceptances outstanding are not included in the consolidated balance sheet.

Profit and loss presentation
•	The following items are separately disclosed in the profit and loss account:

	–	Provisions for contingent liabilities and commitments.

	–	Amounts written off fixed asset investments.

	–	Gains on disposal of investments and tangible fixed assets.

US GAAP

	–	If these conditions are not met the securitised assets should continue to be consolidated.

•	There are no provisions for linked presentation of securitised assets and the related finance.

•	Acceptances outstanding and matching customer liabilities are included in the consolidated balance sheet.

	–	Classified as ‘Operating expenses’.

	–	Deducted within ‘Other operating income’.

	–	Classified as ‘Other operating income’.

The following tables summarise the significant adjustments to consolidated net income and shareholders’ equity which would result from the application of US GAAP:

	Half-year to

	30 June	30 June	31 December
	2003	2002	2002
	US$m	US$m	US$m
Net income
Attributable profit of HSBC (UK GAAP)	4,106	3,280	2,959
Lease financing	(74)	(35)	(33)
Shareholders’ interest in long-term assurance fund	(248)	(60)	54
Pension costs	41	(104)	42
Stock-based compensation	(69)	(127)	(113)
Goodwill	648	399	446
Internal software costs	(36)	80	(14)
Revaluation of property	14	30	46
Purchase accounting adjustments	(161)	(41)	56
Accruals accounted derivatives	311	(406)	627
Other-than-temporary decline in value of available-for-sale securities	(3)	(51)	(71)
Foreign exchange differences on available-for-sale securities	(1,553)	(1,744)	(453)
Foreign exchange losses on Argentine overseas funding	26	(450)	60
Loan origination	63	—	—
Securitisations	(75)	—	—
Taxation: US GAAP	—	(3)	(27)
on reconciling items	229	611	(136)
	229	608	(163)
Minority interest in reconciling items	151	77	1

Estimated net income (US GAAP)	3,370	1,456	3,444

	US$	US$	US$
Per share amounts (US GAAP)
Basic earnings per ordinary share	0.33	0.16	0.37
Diluted earnings per ordinary share	0.33	0.15	0.36

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H S B C  H O L D I N G S  PLC

Notes on the Financial Statements (continued)

		At 30 June 2003 US$m	At 30 June 2002 US$m	At 31 December 2002 US$m
	Shareholders’ equity
	Shareholders’ funds (UK GAAP)	70,290	51,178	52,406
	Lease financing	(492)	(353)	(406)
	Shareholders’ interest in long-term assurance fund	(1,144)	(897)	(875)
	Pension costs	(2,552)	(1,335)	(2,522)
	Goodwill	916	2,262	2,575
	Internal software costs	645	672	669
	Revaluation of property	(2,046)	(2,700)	(2,273)
	Purchase accounting adjustments	4,708	112	213
	Accruals accounted derivatives	1,245	51	782
	Fair value adjustment for available-for-sale securities	2,520	1,216	2,040
	Own shares held	(724)	(567)	(549)
	Dividend payable	2,589	1,929	3,069
	Loan origination	63	–	–
	Securitisations	(27)	–	–
Taxation:	US GAAP	159	133	154
	on reconciling items	(1,296)	261	256
		(1,137)	394	410
	Minority interest in reconciling items	247	342	292

	Estimated shareholders’ equity (US GAAP)	75,101	52,304	55,831

	Half-year to

	30 June 2003 US$m	30 June 2002 US$m	31 December 2002 US$m
Movement in shareholders’ equity (US GAAP)
Balance brought forward	55,831	48,444	52,304
Estimated net income	3,370	1,456	3,444
Dividends	(3,069)	(2,700)	(1,932)
Foreign exchange gains on available-for-sale securities	1,553	1,744	453
Minimum pension liability	–	–	(1,159)
Stock-based compensation	69	127	113
Accruals accounted derivatives	152	38	104
Change in fair value of available-for-sale securities	483	(75)	773
Foreign exchange movements on Argentine overseas funding	(26)	450	(60)
Deferred tax on US GAAP adjustments	(523)	(365)	125
Equity issued on acquisition of Household under US GAAP	14,501	–	–
Amounts arising on shares issued in lieu of dividends	444	856	167
New share capital subscribed net of costs	394	182	155
Other foreign exchange movements and other items	1,922	2,147	1,344

Balance carried forward	75,101	52,304	55,831 `

Total assets

Total assets at 30 June 2003, incorporating adjustments arising from the application of US GAAP, are estimated to be US$969,107 million

(30 June 2002: US$747,501 million; 31 December 2002: US$763,565 million).

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Foreign exchange differences on investment securities

Within individual legal entities HSBC holds securities in a number of different currencies which are classified as available-for-sale. For example, within the private bank in Switzerland, which has the US dollar as its reporting currency, HSBC holds euro-denominated bonds which are funded in euros and Swiss franc securities funded in Swiss francs. No foreign exchange exposure arises from this because, although the value of the assets in US dollar terms changes according to the exchange rate, there is an identical offsetting change in the US dollar value of the related funding. Under UK GAAP, both the assets and the liabilities are translated at closing exchange rates and the differences between historical book value and current value are reflected in foreign exchange dealing profits where they offset. This reflects the economic substance of holding currency assets financed by currency liabilities.

However, under US accounting rules, the change in value of the investments is taken directly to reserves while the offsetting change in US dollar terms of the borrowing is taken to earnings. This leads to an accounting result which does not reflect either the underlying risk position or the economics of the transactions. It is also a situation that will reverse on the earlier of the maturity or sale of the asset.

A similar difference arises when foreign currency exposure on foreign currency assets is covered using forward contracts but the Group does not manage these hedges to conform with the detailed US designation requirements.

As a result, HSBC’s US GAAP profits for the first half of 2003 were reduced by some US$1.6 billion compared with the Group’s UK GAAP profits. However, future periods will report offsetting increases in US GAAP profits as positions unwind. No difference in shareholders’ equity arises between UK GAAP and US GAAP as a result of this item.

The reduction in US GAAP profits mainly reflects the weakening of the US dollar against other currencies in the first half of 2003. The HSBC entities with US dollar or US dollar-linked reporting currencies holding significant amounts of non-US dollar securities reported gains on the retranslation of these securities under UK GAAP. Under US GAAP these gains were transferred from net income and shown as movements in reserves, so reducing US GAAP reported income.

Variable interest entities (VIEs)

Application of FIN 46

In January 2003, the FASB issued Interpretation 46 (‘FIN’ 46), ‘Consolidation of Variable Interest Entities’. FIN 46 requires consolidation of VIEs in which HSBC is the primary beneficiary and new disclosures about VIEs.

HSBC fully implemented FIN 46 for VIEs created or acquired after 31 January 2003 but implemented the transitional provisions of FIN 46 for VIEs existing at that date. To comply with the transitional provisions of FIN 46, HSBC has evaluated its structures existing at 30 June 2003 to determine whether it is reasonably likely that HSBC would be required to consolidate or disclose information about each VIE’s nature, purpose, size and activities, together with HSBC’s maximum exposure to loss. HSBC is also required to disclose the anticipated effect of adoption of FIN 46 on its financial statements.

Nature, purpose and activities of VIEs with which HSBC is involved

HSBC makes limited use of VIE structures in its business and principally engages in these transactions to facilitate client needs. The use by HSBC of a VIE structure in a business transaction is thus commercially driven. Utilisation of a VIE occurs after careful consideration has been given to the most appropriate structure needed to achieve HSBC’s control and risk allocation objectives and to ensure the most efficient structure from a taxation and regulatory perspective.

Business activities within HSBC where VIEs are utilised primarily include asset-backed commercial paper conduit activity, securitisation, and public and private sector infrastructure related projects and funds.

Under UK GAAP, HSBC consolidates entities in which it has a controlling financial interest. As UK GAAP normally requires a risks and rewards approach to consolidation, HSBC’s interests in entities deemed to be VIEs may result in differences in accounting and disclosure treatment under US GAAP.

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H S B C  H O L D I N G S  PLC

Notes on the Financial Statements (continued)

VIEs existing on 31 January 2003 where HSBC is the primary beneficiary

Under US GAAP, HSBC will be required to consolidate VIEs existing at 31 January 2003, where it is the primary beneficiary, with effect from 1 July 2003.

At 30 June 2003, the aggregate size of such VIEs was as follows:

Activity	Total assets
US$m
Asset-backed commercial paper conduits	2,909
Securitisation vehicles	2,163

5,072

 The third party liabilities of these entities are supported by the collateral held by the issuing VIEs. The total liabilities of these entities are not significantly different from their total assets.

Under UK GAAP, HSBC currently consolidates the above VIEs, except for one commercial paper conduit with total assets and liabilities of US$1,013 million at 30 June 2003.

VIEs existing on 31 January 2003 where HSBC is not the primary beneficiary

At 30 June 2003, the aggregate size of VIEs where HSBC is not the primary beneficiary is as follows:

Activity	Size	HSB Cmaximum exposure to loss
	US$m	US$m

Asset-backed commercial paper conduits	2,715	1,930
Securitisation vehicles	263	21
Public and private sector infrastructure projects and funds	3,985	434
Investment funds	1,842	2

	8,805	2,387

In respect of commercial paper conduits and securitisation vehicles, HSBC’s exposure to loss generally arises through back-up liquidity facility commitments. In respect of infrastructure projects, HSBC’s exposure to loss generally arises through on-balance sheet financing of these projects. In respect of investment funds, HSBC’s exposure to loss reflects ‘seed capital’ investments in these funds.

 In addition, HSBC revised the structure of one existing commercial paper conduit, which continues not to be consolidated under UK and US GAAP, as HSBC will not absorb the majority of expected losses for this entity.

VIEs created or acquired after 31 January 2003

HSBC has fully applied the provisions of FIN 46 for entities created or acquired after 31 January 2003, including all VIEs held by Household, as follows:

VIEs where HSBC is the primary beneficiary
Activity	Total assets
US$m

Asset-backed commercial paper conduits	17
Low income housing tax credit partnerships	462

479

VIEs where HSBC is not the primary beneficiary Activity	Size	HSBC maximum exposure to loss
	US$m	US$m

Asset-backed commercial paper conduits	369	309
Low income housing tax credit partnerships	40	12

	409	321

The consolidation treatment of the above entities is the same under US and UK GAAP.

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H S B C  H O L D I N G S  PLC

Independent Review Report by KPMG Audit Plc to HSBC Holdings plc

Introduction

We have reviewed the financial information set out on pages 90 to 116. The financial information is the responsibility of, and has been approved by, the Directors.

Review work performed

We conducted our review in accordance with standards established by the American Institute of Certified Public Accountants. A review of interim financial information consists principally of applying analytical procedures and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with generally accepted auditing standards, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Review conclusion

Based on our review, we are not aware of any material modifications that should be made to the financial information referred to above for it to be in conformity with accounting principles generally accepted in the United Kingdom.

Generally accepted accounting principles in the United Kingdom vary in certain respects from generally accepted accounting principles in the United States as discussed in Note 25.

KPMG Audit Plc Chartered Accountants London	4 August 2003

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H S B C  H O L D I N G S  PLC

ADDITIONAL INFORMATION

1	Directors’ Interests
According to the registers of Directors’ interests maintained by HSBC Holdings pursuant to section 325 of the Companies Act 1985 and section 352 of the Securities and Futures Ordinance of Hong Kong, the Directors of HSBC Holdings at 30 June 2003 had the following interests, all beneficial unless otherwise stated, in the shares and loan capital of HSBC and its associated corporations:
	At 30 June 2003
	At 1 January 2003		Beneficial owner	Child under 18 or spouse	Trustee		Beneficiary of a trust		Jointly with another person	Other		Equity derivatives		Total	Percentage of ordinary shares in issue
HSBC Holdings ordinary shares of US$0.50
W F Aldinger	32,658,707	[1]	—	—	40,125	[2]	17,068,128	[3]	—	—		14,475,774	[4]	31,584,027	0.29
Sir John Bond	735,070		311,737	3,399	—		528,592	[5]	62,831	—		2,798	[6]	909,357	0.01
R K F Ch’ien	24,273		45,009	—	—		—		—	—		—		45,009	0.00
C F W de Croisset	38,611,219		36,745	—	—		34,512,375	[7]	—	—		3,036,000	[8]	37,585,120	0.35
W R P Dalton	370,075		35,675	—	—		318,216	[5]	—	—		2,798	[6]	356,689	0.00
Baroness Dunn	136,172		115,574	—	—		—		—	24,000	[2]	—		139,574	0.00
D G Eldon	312,062		—	889	—		284,438	[5]	45,331	—		—		330,658	0.00
D J Flint	294,220		49,024	1,839	—		325,992	[5]	—	—		29,617	[6]	406,472	0.00
W K L Fung	328,000		328,000	—	—		—		—	—		—		328,000	0.00
S K Green	452,946		138,609	14,772	—		373,030	[5]	45,000	—		3,070	[6]	574,481	0.01
S Hintze	—		2,000	—	—		—		—	—		—		2,000	0.00
A W Jebson	278,486		56,720	—	—		340,923	[5]	—	—		1,434	[6]	399,077	0.00
Sir John Kemp-Welch	406,800		50,000	5,000	381,800	[2]	—		—	—		—		436,800	0.00
Lord Marshall	7,578		7,808	—	—		—		—	—		—		7,808	0.00
Sir Brian Moffat	5,640		—	—	—		—		5,640	—		—		5,640	0.00
Sir Mark Moody-Stuart	5,840		5,000	840	—		—		—	—		—		5,840	0.00
S W Newton	—		5,000	—	—		—		—	—		—		5,000	0.00
H Sohmen	2,886,774		—	382,138	—		—		—	2,504,636	[9]	—		2,886,774	0.03
C S Taylor	500		9,500	—	—		—		—	—		500	[10]	10,000	0.00
Sir Brian Williamson	14,500		14,939	—	—		—		—	—		—		14,939	0.00

1	Interests at 25 April 2003 – date of appointment.
2	Non-beneficial.
3	Following the acquisition of Household in March 2003, outstanding options and other equity-based awards over Household shares were converted into rights to receive HSBC Holdings ordinary shares in the same ratio as the offer for Household (2.675 HSBC Holdings ordinary shares for each Household common share) and HSBC Holdings ordinary shares, which may be used to satisfy the exercise of these options or equity-based awards, were purchased by the HSBC (Household) Employee Benefit Trust 2003. Mr Aldinger has options over 13,136,925 HSBC Holdings ordinary shares, further details of which are set out in the section headed ‘share options’ below. However, as a potential beneficiary of the Trust he is deemed to have a technical interest in all of the 16,125,320 shares held by the Trust. The number shown above therefore comprises the 16,125,320 HSBC Holdings ordinary shares held by the Trust at 30 June 2003 and Mr Aldinger’s award of 942,808 HSBC Holdings ordinary shares held under the Restricted Share Plan, further details of which are set out on page 121.
4	Comprises options to acquire 13,136,925 HSBC Holdings ordinary shares following the conversion of options held over shares of Household (further details of which are set out in the section headed ‘share options’ below) and 267,769.8 listed American Depositary Shares, representing 1,338,849 HSBC Holdings ordinary shares, which under the Securities and Futures Ordinance of Hong Kong are categorised as equity derivatives.
5	Awards held under the Restricted Share Plan, further details of which are set out on page 121.
6	Options to acquire HSBC Holdings ordinary shares, further details of which are set out in the section headed ‘share options’ below.
7	Following the acquisition of CCF in 2000, CCF shares issued following the exercise of options over CCF shares became exchangeable for HSBC Holdings ordinary shares in the same ratio as the exchange offer for CCF (13 HSBC Holdings ordinary shares for each CCF share) and HSBC Holdings ordinary shares, which may be used to satisfy the exchange of CCF shares for HSBC Holdings shares following exercise of these options, were purchased by the HSBC Holdings General Employee Benefit Trust. Mr de Croisset has options over CCF shares that are exchangeable for 2,418,000 HSBC Holdings ordinary shares, further details of which are set out in the section headed ‘share options’ below. However, as a potential beneficiary of the Trust, he is deemed to have a technical interest in all 34,512,375 HSBC Holdings ordinary shares held by the Trust at 30 June 2003.
8	Comprises options to acquire 618,000 HSBC Holdings ordinary shares under the HSBC Holdings Group Share Option Plan and options over CCF shares that are exchangeable for 2,418,000 HSBC Holdings ordinary shares, further details of which are set out in the section headed ‘share options’ below.
9	Interests held by private investment companies.
10	Under the Securities and Futures Ordinance of Hong Kong interests in listed American Depositary Shares are categorised as equity derivatives.

Sir John Bond has an interest as beneficial owner in £290,000 of HSBC Capital Funding (Sterling 1) L.P. 8.208 per cent Non-cumulative Step-up Perpetual Preferred Securities, which he held throughout the period.

D G Eldon has an interest as beneficial owner in 300 Hang Seng Bank Limited ordinary shares of HK$5.00 each, which he held throughout the period.

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S K Green has an interest as beneficial owner in €75,000 of HSBC Holdings plc 5½ per cent Subordinated Notes 2009 and in £100,000 of HSBC Bank plc 9 per cent Subordinated Notes 2005, which he held throughout the period.

H Sohmen has a corporate interest in £1,200,000 of HSBC Bank plc 9 per cent Subordinated Notes 2005 and his spouse has an interest in US$3,000,000 of HSBC Bank plc Senior Subordinated Floating Rate Notes 2009, which were held throughout the period. H Sohmen's spouse also has an interest in 107,800 ordinary shares of US$100 each in International United Shipping and Investment Company, an associated corporation of HSBC, representing 35 per cent of the ordinary shares in issue, which she held throughout the period. During the period, H Sohmen ceased to have a corporate interest in US$3,000,000 of HSBC Capital Funding (Dollar 1) L.P. 9.547 per cent Non-cumulative Step-up Perpetual Preferred Securities, Series 1, which were sold, and ceased to have a corporate interest in US$2,900,000 of HSBC Finance Nederland BV 7.40 per cent securities 2003, which were redeemed.

As Directors of CCF S.A., C F W de Croisset, W R P Dalton and S K Green each have an interest as beneficial owner in one share of €5 each in that company, which they held throughout the period. The Directors have waived their rights to receive dividends on these shares and have undertaken to transfer these shares to HSBC on ceasing to be Directors of CCF.

Share options

At 30 June 2003, the undernamed Directors held options to acquire the number of HSBC Holdings ordinary shares of US$0.50 each set against their respective names. The options were awarded for nil consideration at exercise prices equivalent to the market value at the date of award, except that options awarded under the HSBC Holdings savings-related share option plans before 2001 are exercisable at a 15 per cent discount to the market value at the date of award and those awarded since 2001 at a 20 per cent discount. The options are categorised as unlisted physically settled share options under the Securities and Futures Ordinance of Hong Kong.

Except as otherwise indicated, no options were exercised or lapsed during the period and there are no remaining performance criteria conditional upon which the outstanding options are exercisable. The market value of the ordinary shares at 30 June 2003 was £7.16. The highest and lowest market values during the period were £7.425 and £6.31. Market value is the mid-market price derived from the London Stock Exchange Daily Official List on the relevant date.

	Options held at 1 January 2003		Options awarded during period		Options exercised during period		Options held at 30 June 2003		Exercise price (£)	Date of award	Exercisable from	[1]	Exercisable until
Sir John Bond	75,000	[2]	—		75,000	[3]	—		3.3334	1 Apr 1996	1 Apr 1999		1 Apr 2006
	2,798		—		—		2,798	[4]	6.0299	10 Apr 2000	1 Aug 2005		31 Jan 2006
C F W de Croisset	206,000		—		—		206,000	[5]	8.7120	23 Apr 2001	23 Apr 2004		23 Apr 2011
	206,000		—		—		206,000	[5]	8.4050	7 May 2002	7 May 2005		7 May 2012
	—		206,000	[6]	—		206,000	[5]	6.9100	2 May 2003	2 May 2006		1 May 2013
W R P Dalton	22,704		—		22,704	[7]	—		2.4062	12 Oct 1993	12 Oct 1996		12 Oct 2003
	30,273		—		30,273	[7]	—		2.8376	8 Mar 1994	8 Mar 1997		8 Mar 2004
	36,000		—		36,000	[7]	—		2.1727	7 Mar 1995	7 Mar 1998		7 Mar 2005
	36,000	[2]	—		36,000	[7]	—		3.3334	1 Apr 1996	1 Apr 1999		1 Apr 2006
	2,798		—		—		2,798	[4]	6.0299	10 Apr 2000	1 Aug 2005		31 Jan 2006
D G Eldon	36,000		—		36,000	[8]	—		2.1727	7 Mar 1995	7 Mar 1998		7 Mar 2005
	40,500	[2]	—		40,500	[8]	—		3.3334	1 Apr 1996	1 Apr 1999		1 Apr 2006
D J Flint	27,000	[2]	—		—		27,000		3.3334	1 Apr 1996	1 Apr 1999		1 Apr 2006
	2,617		—		—		2,617	[4]	6.3224	2 May 2002	1 Aug 2007		31 Jan 2008
S K Green	2,498	[4]	—		—		—	[9]	6.7536	11 Apr 2001	1 Aug 2006		31 Jan 2007
	—		3,070	[4]	—		3,070	[4]	5.3496	23 Apr 2003	1 Aug 2008		31 Jan 2009
A W Jebson	1,434		—		—		1,434	[4]	6.7536	11 Apr 2001	1 Aug 2004		31 Jan 2005

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H S B C  H O L D I N G S  PLC

ADDITIONAL INFORMATION (continued)

1	May be advanced to an earlier date in certain circumstances, e.g. retirement.
2	The exercise of these options was conditional upon the growth in earnings per share over a three-year period being equal to or greater than a composite rate of inflation (comprising 50 per cent of the Hong Kong Composite Consumer Price Index, 35 per cent of the UK Retail Price Index and 15 per cent of the USA All Urban Consumer Price Index) plus 2 per cent per annum. This condition has been satisfied.
3	At the date of exercise, 31 March 2003, the market value per share was £6.49.
4	Options awarded under the HSBC Holdings Savings-Related Share Option Plan.
5	Options awarded under the HSBC Holdings Group Share Option Plan.
6	Vesting of 50 per cent of the award is subject to the performance tests described in the 'Directors' Remuneration Report' in the 2002 Annual Report and Accounts.
7	At the date of exercise, 5 March 2003, the market value per share was £6.70.
8	At the date of exercise, 27 May 2003, the market value per share was £7.20.
9	Options lapsed on 9 April 2003 following closure of the associated savings-related account by the Director.

At 30 June 2003, C F W de Croisset held options to acquire CCF shares of €5 each as set out in the table below. On exercise of these options, each CCF share will be exchanged for 13 HSBC Holdings ordinary shares of US$0.50 each. The options were granted by CCF for nil consideration at a 5 per cent discount to the market value at the date of award. No options over CCF shares of €5 each were awarded to or exercised by C F W de Croisset during the period.

Options held at 1 January 2003	Exercise price per share (€)	Options held at 30 June 2003	Equivalent HSBC Holdings ordinary shares at 30 June 2003	Date of award	Exercisable from	Exercisable until

CCF S.A. shares of €5
10,000	32.78	10,000	130,000	23 Jun 1994	23 Jun 1996	23 Jun 2004
30,000	34.00	30,000	390,000	22 Jun 1995	22 Jun 1997	22 Jun 2005
30,000	35.52	30,000	390,000	9 May 1996	9 May 1998	9 May 2006
30,000	37.05	30,000	390,000	7 May 1997	7 Jun 2000	7 May 2007
30,000	73.50	30,000	390,000	29 Apr 1998	7 Jun 2000	29 Apr 2008
28,000	81.71	28,000	364,000	7 Apr 1999	7 Jun 2000	7 Apr 2009
28,000	142.50	28,000	364,000	12 Apr 2000	1 Jan 2002	12 Apr 2010

At 30 June 2003, W F Aldinger held options to acquire HSBC Holdings ordinary shares as set out in the table below. These options arise from the conversion of options he held over shares of Household International, Inc. into options over HSBC Holdings shares in the same ratio as the offer for Household (2.675 HSBC Holdings ordinary shares for each Household common share) and the exercise prices per share adjusted accordingly. The Household options were granted at nil consideration.

No options over HSBC Holdings shares were awarded to or exercised by W F Aldinger from 25 April to 30 June 2003.

Options held at 25 April 2003[1]	Exercise price per share (US$)	Options held at 30 June 2003	Date of award	Exercisable from		Exercisable until

HSBC Holdings ordinary shares of US$0.50
535,000	4.74	535,000	13 Sep 1994	13 Sep 1995		13 Sep 2004
971,025	5.09	971,025	7 Feb 1995	7 Feb 1996		7 Feb 2005
971,025	7.43	971,025	13 Nov 1995	13 Nov 1996		13 Nov 2005
1,003,125	11.43	1,003,125	11 Nov 1996	11 Nov 1997		11 Nov 2006
1,203,750	14.60	1,203,750	10 Nov 1997	10 Nov 1998		10 Nov 2007
1,337,500	13.72	1,337,500	9 Nov 1998	9 Nov 1999		9 Nov 2008
1,230,500	16.96	1,230,500	8 Nov 1999	8 Nov 2000		8 Nov 2009
1,605,000	18.40	1,605,000	13 Nov 2000	13 Nov 2001		13 Nov 2010
2,140,000	21.37	2,140,000	12 Nov 2001	12 Nov 2002		12 Nov 2011
2,140,000	10.66	2,140,000	20 Nov 2002	20 Nov 2003	[2]	20 Nov 2012

1	Date of appointment.
2	535,000 options are exercisable on each of the first, second, third and fourth anniversaries of the date of award.

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Restricted Share Plan
	Awards held at 1 January 2003		Awards made during period		Monetary value of awards made during period	Awards vested during period	[1]	Monetary value of awards vested during period	Awards held at 30 June 2003	[1]	Date of award	Year in which awards may vest
					(£000)			(£000)
HSBC Holdings ordinary shares of US$0.50
W F Aldinger	—		942,808	[2]	6,403	—		—	942,808		15 Apr 2003	2004 to 2006	[3]
Sir John Bond	29,746		—		—	30,647	[4]	193	—		2 Mar 1998	2003
	67,996		—		—	—		—	70,058		4 Mar 1999	2004
	85,365		—		—	—		—	87,955		10 Mar 2000	2005
	80,001		—		—	—		—	82,427		12 Mar 2001	2006
	119,795		—		—	—		—	123,429		8 Mar 2002	2007
	—		159,873	[5]	1,100	—		—	164,723		5 Mar 2003	2008
W R P Dalton	19,833		—		—	20,433	[4]	129	—		2 Mar 1998	2003
	39,665		—		—	—		—	40,868		4 Mar 1999	2004
	38,803		—		—	—		—	39,980		10 Mar 2000	2005
	45,715		—		—	—		—	47,102		12 Mar 2001	2006
	75,660		—		—	—		—	77,955		8 Mar 2002	2007
	—		109,004	[5]	750	—		—	112,311		5 Mar 2003	2008
D G Eldon	23,796		—		—	24,516	[4]	154	—		2 Mar 1998	2003
	39,665		—		—	—		—	40,868		4 Mar 1999	2004
	38,803		—		—	—		—	39,980		10 Mar 2000	2005
	7,388	[6]	—		—	7,388	[7]	50	—		3 Apr 2000	2003
	45,715		—		—	—		—	47,102		12 Mar 2001	2006
	6,736		—		—	—		—	6,940	[6]	30 Apr 2001	2004
	50,440		—		—	—		—	51,970		8 Mar 2002	2007
	9,340		—		—	—		—	9,623	[6]	15 May 2002	2005
	—		72,669	[5]	500	—		—	74,874		5 Mar 2003	2008
	—		13,081	[8]	90	—		—	13,081		12 May 2003	2006
D J Flint	19,833		—		—	20,433	[4]	129	—		2 Mar 1998	2003
	39,665		—		—	—		—	40,868		4 Mar 1999	2004
	34,922		—		—	—		—	35,981		10 Mar 2000	2005
	57,144		—		—	—		—	58,877		12 Mar 2001	2006
	75,660		—		—	—		—	77,955		8 Mar 2002	2007
	—		109,004	[5]	750	—		—	112,311		5 Mar 2003	2008
S K Green	23,796		—		—	24,516	[4]	154	—		2 Mar 1998	2003
	39,665		—		—	—		—	40,868		4 Mar 1999	2004
	38,803		—		—	—		—	39,980		10 Mar 2000	2005
	80,001		—		—	—		—	82,427		12 Mar 2001	2006
	94,575		—		—	—		—	97,444		8 Mar 2002	2007
	—		109,004	[5]	750	—		—	112,311		5 Mar 2003	2008
								—
A W Jebson	9,917		—		—	10,216	[4]	64	—		2 Mar 1998	2003
	33,998		—		—	—		—	35,029		4 Mar 1999	2004
	31,041		—		—	—		—	31,983		10 Mar 2000	2005
	68,572		—		—	—		—	70,652		12 Mar 2001	2006
	88,270		—		—	—		—	90,948		8 Mar 2002	2007
	—		109,004	[5]	750	—		—	112,311		5 Mar 2003	2008
Unless otherwise indicated, vesting of these shares is subject to the performance tests described in the ‘Report of the Directors’ in the Annual Report and Accounts 1999, 2000, 2001 and in the 'Directors' Remuneration Report' in the Annual Report and Accounts 2002 being satisfied.
1	Includes additional shares arising from scrip dividends.
2	The market value per share on 15 April 2003 was £6.81. The shares acquired by the Trustee were purchased at an average price of £6.79.
3	The shares will vest in three equal instalments on each of the first three anniversaries of 28 March 2003 so long as Mr Aldinger remains employed on the relevant vesting date, subject to accelerated vesting upon a termination of employment by Household without cause, by Mr Aldinger for good reason or due to his death or disability.

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H S B C  H O L D I N G S  PLC

ADDITIONAL INFORMATION (continued)

4	The performance tests described in the 'Report of the Directors' in the Annual Report and Accounts 1998 have been met and the shares have vested. At the date of vesting, 31 March 2003, the market value per share was £6.49. The market value per share (adjusted for the share capital reorganisation implemented on 2 July 1999) on 2 March 1998, was £6.30.
5	The market value per share on 5 March 2003 was £6.70. The shares acquired by the Trustee of the Plan were purchased at an average price of £6.88.
6	50 per cent of D G Eldon’s discretionary bonus for 1999, 2000 and 2001 respectively was awarded in Restricted Shares with a three-year restricted period.
7	At the date of vesting, 3 April 2003, the market value per share was £6.74. The market value per share on 3 April 2000 was £7.00.
8	The market value per share on 12 May 2003 was £7.075. The shares acquired by the Trustee of the Plan were purchased at an average price of £6.88.

No directors held any short positions as defined in the Securities and Futures Ordinance of Hong Kong. Save as stated above, none of the Directors had an interest in any shares or debentures of any HSBC or associated corporation at the beginning or at the end of the period and none of the Directors, or members of their immediate families, was awarded or exercised any right to subscribe for any shares or debentures during the period.

Subsequent to the end of the period, the interests of each of Sir John Bond, W R P Dalton, D J Flint and S K Green as beneficial owners increased following the acquisition of 17 HSBC Holdings ordinary shares using their normal monthly contributions to the HSBC Holdings UK Share Ownership Plan.

The automatic reinvestment of tax credits by a Personal Equity Plan and Individual Savings Account manager has resulted in the beneficial interests of Sir John Bond increasing by 12 HSBC Holdings ordinary shares and his spouse's interests increasing by 10 HSBC Holdings ordinary shares. The automatic reinvestment of tax credits by a Personal Equity Plan and Individual Savings Account manager also resulted in the beneficial interests of D J Flint increasing by 13 HSBC Holdings ordinary shares and his spouse's interests increasing by 6 HSBC Holdings ordinary shares.

2	Share option plans
In order to align the interests of staff with those of shareholders, share options are awarded to employees under all-employee share plans and discretionary share incentive plans. The following are particulars of outstanding employee share options, including those held by employees working under employment contracts that are regarded as ‘continuous contracts’ for the purposes of the Hong Kong Employment Ordinance. The options were granted at nil consideration unless otherwise indicated. No options have been granted to substantial shareholders, suppliers of goods or services, or in excess of the individual limit for each share plan. No options were cancelled during the period. Particulars of options held by Directors of HSBC Holdings are set out on pages 119 and 120.

All-employee share plans

HSBC Holdings Savings-Related Share Option Plan

Date of award	Exercise price (£)	Exercisable from	[1]	Exercisable until	[2]	Options at 1 January 2003	Options awarded during period	[3]	Options exercised during period	[4]	Options lapsed during period	Options at 30 June 2003
HSBC Holdings ordinary shares of US$0.50
9 Apr 1997	4.5206	1 Aug 2002		31 Jan 2003		227,409	—		197,671		29,285	453
6 Apr 1998	5.2212	1 Aug 2003		31 Jan 2004		8,736,570	—		125,876		127,872	8,482,822
1 Apr 1999	5.3980	1 Aug 2004		31 Jan 2005		11,535,187	—		164,129		424,945	10,946,113
10 Apr 2000	6.0299	1 Aug 2005		31 Jan 2006		14,145,104	—		110,144		2,316,918	11,718,042
11 Apr 2001	6.7536	1 Aug 2004		31 Jan 2005		3,471,866	—		22,800		1,392,817	2,056,249
11 Apr 2001	6.7536	1 Aug 2006		31 Jan 2007		8,310,144	—		13,195		3,885,085	4,411,864
2 May 2002	6.3224	1 Aug 2005		31 Jan 2006		3,183,586	—		6,302		1,244,745	1,932,539
2 May 2002	6.3224	1 Aug 2007		31 Jan 2008		7,380,267	—		5,404		2,533,032	4,841,831
23 Apr 2003	5.3496	1 Aug 2006		31 Jan 2007		—	9,464,339		—		45,719	9,418,620
23 Apr 2003	5.3496	1 Aug 2008		31 Jan 2009		—	14,375,052		—		43,340	14,331,712

1	May be advanced to an earlier date in certain circumstances, e.g. retirement.
2	May be extended to a later date in certain circumstances, e.g. on the death of a participant, the executors may exercise the option up to six months beyond the normal exercise period.
3	The closing price per share on 22 April 2003 was £6.79.
4	The weighted average closing price of the securities immediately before the dates on which options were exercised was £6.85.

 HSBC Holdings Savings-Related Share Option Plan: Overseas Section
Date of award	Exercise price (£)	Exercisable from[1]	Exercisable until[2]	Options at 1 January 2003	Options awarded during period	Options exercised during period[3]	Options lapsed during period	Options at 30 June 2003

HSBC Holdings ordinary shares of US$0.50
9 Apr 1997	4.5206	1 Aug 2002	31 Jan 2003	84,417	–	82,129	2,288	–
6 Apr 1998	5.2212	1 Aug 2003	31 Jan 2004	3,187,395	–	36,293	33,520	3,117,582
1 Apr 1999	5.3980	1 Aug 2004	31 Jan 2005	11,836,581	–	100,297	469,622	11,266,662
10 Apr 2000	6.0299	1 Aug 2005	31 Jan 2006	24,582,865	–	183,659	6,474,244	17,924,962
11 Apr 2001	6.7536	1 Aug 2004	31 Jan 2005	9,426,806	–	42,005	2,952,581	6,432,220
11 Apr 2001	6.7536	1 Aug 2006	31 Jan 2007	2,934,534	–	6,310	1,072,854	1,855,370
2 May 2002	6.3224	1 Aug 2005	31 Jan 2006	6,195,939	–	8,512	2,178,938	4,008,489
2 May 2002	6.3224	1 Aug 2007	31 Jan 2008	2,404,887	–	2,008	930,264	1,472,615
23 Apr 2003	5.3496	1 Aug 2006	31 Jan 2007	–	10,4594	–	–	10,459
23 Apr 2003	5.3496	1 Aug 2008	31 Jan 2009	–	10,4884	–	–	10,488
8 May 2003	5.3496	1 Aug 2006	31 Jan 2007	–	17,868,5615	–	–	17,868,561
8 May 2003	5.3496	1 Aug 2008	31 Jan 2009	–	6,584,0335	–	–	6,584,033

1	May be advanced to an earlier date in certain circumstances, e.g. retirement.
2	May be extended to a later date in certain circumstances, e.g. on the death of a participant, the executors may exercise the option up to six months beyond the normal exercise period.
3	The weighted average closing price of the securities immediately before the dates on which options were exercised was £6.84.
4	The closing price per share on 22 April 2003 was £6.79.
5	The closing price per share on 7 May 2003 was £7.10.

 HSBC Holdings Savings-Related Share Option Scheme: USA Section

Date of award	Exercise price (£)	Exercisable from[1]	Exercisable until[2]	Options at 1 January 2003[1]	Options exercised during period	Options lapsed during period	Options at 30 June 2003
HSBC Holdings ordinary shares of US$0.50
24 Aug 1998	3.7768	1 Jul 2003	31 Dec 2003	2,382,468	12,529	–	2,369,939
10 Aug 1999	6.3078	1 Jul 2004	31 Dec 2004	1,493,406	5,778	–	1,487,628

No options were awarded during the period.

1	May be advanced to an earlier date in certain circumstances, e.g. retirement.
2	May be extended to a later date in certain circumstances, e.g. on the death of a participant, the executors may exercise the option up to six months beyond the normal exercise period.
3	The weighted average closing price of the securities immediately before the dates on which options were exercised was £7.05.

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H S B C  H O L D I N G S  PLC

Additional Information (continued)

Discretionary share incentive plans

HSBC Holdings Executive Share Option Scheme

Date of award	Exercise price (£)	Exercisable from[1]	Exercisable until[2]	Options at 1 January 2003	Options exercised during period[3]	Options lapsed during period	Options at 30 June 2003
HSBC Holdings ordinary shares of US$0.50
12 Oct 1993	2.4062	12 Oct 1996	12 Oct 2003	22,704	22,704	–	–
8 Mar 1994	2.8376	8 Mar 1997	8 Mar 2004	171,774	57,516	–	114,258
7 Mar 1995	2.1727	7 Mar 1998	7 Mar 2005	411,750	108,000	–	303,750
1 Apr 1996	3.3334	1 Apr 1999	1 Apr 2006	1,160,951	293,000	6,750	861,201
24 Mar 1997	5.0160	24 Mar 2000	24 Mar 2007	1,521,737	106,125	–	1,415,612
12 Aug 1997	7.7984	12 Aug 2000	12 Aug 2007	14,625	–	–	14,625
16 Mar 1998	6.2767	16 Mar 2001	16 Mar 2008	2,663,488	98,532	–	2,564,956
29 Mar 1999	6.3754	3 Apr 2002	29 Mar 2009	44,423,416	1,683,909	333,094	42,406,413
10 Aug 1999	7.4210	10 Aug 2002	10 Aug 2009	244,350	–	10,350	234,000
31 Aug 1999	7.8710	31 Aug 2002	31 Aug 2009	4,000	–	–	4,000
3 Apr 2000	7.4600	3 Apr 2003	3 Apr 2010	29,206,539	7,700	369,312	28,829,527

1	May be advanced to an earlier date in certain circumstances, e.g. retirement.
2	May be extended to a later date in certain circumstances, e.g. on the death of a participant, the executors may exercise the option up to twelve months beyond the normal exercise period.
3	The weighted average closing price of the securities immediately before the dates on which options were exercised was £7.02.
The HSBC Holdings Executive Share Option Scheme was replaced by the HSBC Holdings Group Share Option Plan on 26 May 2000. No options have been granted under the Scheme since that date.

HSBC Holdings Group Share Option Plan
Date of award	Exercise price (£)	Exercisable from	Exercisable until[1]	Options at 1 January 2003	Options awarded during period[2]	Options exercised during period	Options lapsed during period	Options at 30 June 2003
HSBC Holdings ordinary shares of US$0.50
4 Oct 2000	9.6420	4 Oct 2003	4 Oct 2010	419,463	–	–	–	419,463
23 Apr 2001	8.7120	23 Apr 2004	23 Apr 2011	48,790,498	–	–	423,877	48,366,621
30 Aug 2001	8.2280	30 Aug 2004	30 Aug 2011	363,430	–	–	1,375	362,055
7 May 2002	8.4050	7 May 2005	7 May 2012	56,125,144	–	–	570,859	55,554,285
30 Aug 2002	7.4550	30 Aug 2005	30 Aug 2012	468,550	–	–	5,000	463,550
2 May 2003	6.9100	2 May 2006	2 May 2013	–	57,471,110	–	4,000	57,467,110

1	May be extended to a later date in certain circumstances, e.g. on the death of a participant, the executors may exercise the option up to twelve months beyond the normal exercise period.
2	The closing price per share on 1 May 2003 was £6.76.

CCF S.A. and subsidiary company plans

When it was acquired in July 2000 CCF and certain of its subsidiary companies operated employee share option plans under which options could be granted over their respective shares. With the exception of the Banque Eurofin plan, under which further options can be granted, no further options will be granted under any of these subsidiary company plans.

Particulars of each grant of options under the CCF S.A. and Banque Eurofin plans are set out below, together with summary particulars of options outstanding under the other subsidiary company plans.

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CCF S.A. shares of €5

Date of award	Exercise price (€)	Exercisable from	Exercisable until	Options at 1 January 2003	Options exercised during period[1]	Options lapsed during period	Options at 30 June 2003

4 May 1993	33.69	4 May 1995	4 May 2003	100	–	100	–
23 Jun 1994	32.78	23 Jun 1996	23 Jun 2004	10,800	–	–	10,800
22 Jun 1995	34.00	22 Jun 1997	22 Jun 2005	56,130	1,000	–	55,130
9 May 1996	35.52	9 May 1998	9 May 2006	96,500	4,000	–	92,500
7 May 1997	37.05	7 Jun 2000	7 May 2007	360,630	39,000	–	321,630
29 Apr 1998	73.50	7 Jun 2000	29 Apr 2008	673,400	48,360	–	625,040
7 Apr 1999	81.71	7 Jun 2000	7 Apr 2009	794,700	–	–	794,700
12 Apr 2000	142.50	1 Jan 2002	12 Apr 2010	856,500	–	–	856,500

1	On exercise of the options, the CCF shares will be exchanged for HSBC Holdings ordinary shares of US$0.50 each in the same ratio as for the acquisition of CCF (13 HSBC Holdings shares for each CCF share). At 30 June 2003 HSBC Holdings General Employee Benefit Trust held 34,512,375 HSBC Holdings ordinary shares of US$0.50 each which may be exchanged for CCF shares arising from the exercise of the options.

Banque Chaix shares of €16

Range of exercise prices (€)	Range of dates exercisable from	Range of dates exercisable until	Options at 1 January 2003	Options exercised during period	Options lapsed during period	Options at 30 June 2003

94.52 — 105.94	10 Jul 2002 — 7 Jun 2005	10 Oct 2003 — 7 Dec 2005	30,000	–	–	30,000

Banque de Baecque Beau shares of no par value

Range of exercise prices (€)	Range of dates exercisable from	Range of dates exercisable until	Options at 1 January 2003	Options exercised during period	Options lapsed during period	Options at 30 June 2003

32.88 — 61.66	17 Oct 2002 — 22 Dec 2003	17 Oct 2003 — 22 Dec 2005	40,000	28,500	–	11,500

Banque de Savoie shares of €16

Range of exercise prices (€)	Range of dates exercisable from	Range of dates exercisable until	Options at 1 January 2003	Options exercised during period	Options lapsed during period	Options at 30 June 2003

61.85 — 69.52	24 Dec 2003 — 14 Jun 2005	24 Jun 2004— 14 Dec 2005	15,100	–	–	15,100

Banque du Louvre shares no par value

Exercise price (€)	Exercisable from	Exercisable until	Options at 1 January 2003	Options exercised during period	Options lapsed during period	Options at 30 June 2003

154.75	7 Sep 2005	7 Oct 2007	74,200	–	7,900	66,300

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H S B C  H O L D I N G S  PLC

Additional Information (continued)

Banque Dupuy de Parseval shares of €20

Range of exercise prices (€)	Range of dates exercisable from	Range of dates exercisable until	Options at 1 January 2003	Options exercised during period	Options lapsed during period	Options at 30 June 2003

33.31— 39.48	1 Jul 2003 — 8 Jun 2005	1 Oct 2003 — 8 Sept 2005	20,000	–	–	20,000

Banque Eurofin shares of €16

Date of award	Exercise Price (€)	Exercisable from	Exercisable until	Options at 1 January 2003	Options exercised during period	Options lapsed during period	Options at 30 June 2003

30 Nov 1998 1	25.92	30 Nov 2001	29 Nov 2003	3,500	3,500	–	–
21 Dec 1999	48.78	21 Dec 2000	21 Dec 2009	60,500	–	–	60,500
15 May 2001	93.60	15 May 2002	15 May 2011	57,700	–	–	57,700
1 Oct 2002	100.00	1 Oct 2005	2 Oct 2012	51,100	–	–	51,100

1	Consideration of €1.52 per share paid on grant of options.

CCF Banque Privée Internationale shares of no par value

Exercise price (€)	Exercisable from	Exercisable until	Options at 1 January 2003	Options exercised during period	Options lapsed during period	Options at 30 June 2003

116.93	9 Mar 2005	31 Dec 20010	17,500	–	1,600	15,900

Crédit Commercial du Sud Ouest shares of €15.25

Range of exercise prices (€)	Range of dates exercisable from	Range of dates exercisable until	Options at 1 January 2003	Options exercised during period	Options lapsed during period	Options at 30 June 2003

85.68 — 102.29	7 Nov 2002 — 7 Jun 2005	7 Nov 2003 — 7 Dec 2005	28,125	5,625	–	22,500

Netvalor shares of €415

Exercise price (€)	Range of dates exercisable from	Range of dates exercisable until	Options at 1 January 2003	Options exercised during period	Options lapsed during period	Options at 30 June 2003

415	22 Dec 2004 — 19 Dec 2005	22 Dec 2006— 19 Dec 2007	5,750	–	20	5,730

Sinopia Asset Management shares of €0.5

Range of exercise prices (€)	Range of dates exercisable from	Range of dates exercisable until	Options at 1 January 2003	Options exercised during period	Options lapsed during period	Options at 30 June 2003[1]

8.61— 21.85	18 Mar 2003 — 18 Feb 2005	18 Sep 2003 — 18 Aug 2005	315,900	84,800	–	231,100

1	On exercise of the options, the Sinopia shares will be exchanged for HSBC Holdings ordinary shares of US$0.50 each in the ratio of 2.143 HSBC Holdings shares for each Sinopia share. At 30 June 2003 HSBC Holdings General Employee Benefit Trust held 493.539 HSBC Holdings ordinary shares of US$0.50 each which may be exchanged for Sinopia Asset Management shares arising from the exercise of the options.

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Union de Banques à Paris shares of €16

Range of exercise prices (€)	Range of dates exercisable from	Range of dates exercisable until	Options at 1 January 2003	Options exercised during period	Options lapsed during period	Options at 30 June 2003

19.97 – 47.81	25 Nov 2003 – 12 Jul 2005	25 May 2004 – 12 Jan 2006	80,500	–	1,900	78,600

Household International, Inc. and subsidiary company plans

Following the acquisition of Household on 28 March 2003, all outstanding options and equity-based awards over Household common shares were converted into rights to receive HSBC Holdings ordinary shares in the same ratio as the share exchange offer for Household (2.675 HSBC Holdings ordinary shares for each Household common share) and the exercise prices per share adjusted accordingly. No further options will be granted under any of these plans.

All outstanding options and other equity-based awards over Household common shares granted prior to 14 November 2002 vested on completion of the acquisition. Options and equity-based awards granted after 14 November 2002 will be exercisable on their original terms, save that they have been adjusted to reflect the exchange ratio.

Household International, Inc.
1984 Long-Term Executive Incentive Compensation Plan

Date of award	Exercise price (US$)	Exercisable from	Exercisable until	Options at 28 March 2003	Options exercised during period	[1]	Options lapsed during period	Options at 30 June 2003
HSBC Holdings ordinary shares of US$0.50
1 Feb 1994	4.16	1 Feb 1995	1 Feb 2004	1,272,776	711,132		–	561,644
13 Sep 1994	4.74	13 Sep 1995	13 Sep 2004	1,337,500	106,395		–	1,231,105
7 Feb 1995	5.09	7 Feb 1996	7 Feb 2005	3,101,525	209,053		–	2,892,472
10 May 1995	5.91	10 May 1996	10 May 2005	48,150	–		–	48,150
17 Jul 1995	6.42	17 Jul 1996	17 Jul 2005	40,125	–		–	40,125
13 Nov 1995	7.43	13 Nov 1996	13 Nov 2005	2,449,232	–		–	2,449,232

1	The weighted average closing price of the securities immediately before the dates on which options were exercised was £7.33.

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Additional Information (continued)

Household International, Inc.
1996 Long-Term Executive Incentive Compensation Plan

Date of award	Exercise price (US$)	Exercisable from		Exercisable until	Options at 28 March 2003	Options exercised during period	Options lapsed during period	Options at 30 June 2003
HSBC Holdings ordinary shares of US$0.50
11 Nov 1996	11.43	11 Nov 1997		11 Nov 2006	2,587,394	–	–	2,587,394
14 May 1997	11.29	14 May 1998		14 May 2007	200,630	–	–	200,630
21 Oct 1997	14.16	21 Oct 1998		21 Oct 2007	200,625	–	200,625	–
10 Nov 1997	14.60	10 Nov 1998		10 Nov 2007	4,224,670	–	–	4,224,670
15 Jun 1998	17.08	15 Jun 1999		15 Jun 2008	802,500	–	–	802,500
1 Jul 1998	19.21	1 Jul 1999		1 Jul 2008	80,250	–	–	80,250
9 Nov 1998	13.71	9 Nov 1999		9 Nov 2008	5,139,010	–	200,625	4,938,385
17 May 1999	16.99	17 May 2000		17 May 2009	334,375	–	–	334,375
3 Jun 1999	16.32	3 Jun 2000		3 Jun 2009	200,625	–	–	200,625
31 Aug 1999	13.96	31 Aug 2000		31 Aug 2009	345,077	–	–	345,077
8 Nov 1999	16.96	8 Nov 2000		8 Nov 2009	5,020,310	–	150,469	4,869,841
30 Jun 2000	15.70	30 Jun 2001		30 Jun 2010	26,846	–	–	26,846
8 Feb 2000	13.26	8 Feb 2001		8 Feb 2010	100,312	–	33,437	66,875
13 Nov 2000	18.40	13 Nov 2001		13 Nov 2010	6,512,958	–	133,750	6,379,208
12 Nov 2001	21.37	12 Nov 2002		12 Nov 2011	7,705,072	–	133,750	7,571,322
25 Feb 2002	18.44	25 Feb 2003		25 Feb 2012	401,250	–	401,250	–
20 Nov 2002	10.66	20 Nov 2003	[1]	20 Nov 2012	7,446,133	–	40,125	7,406,008

1	25 per cent of the original award is exercisable on each of the first, second, third and fourth anniversaries of the date of award. May be advanced to an earlier date in certain circumstances e.g. retirement.

Household International, Inc.
1996 Long-Term Executive Incentive Compensation Plan[1]

Date of award	Exercise price (US$)	Exercisable from	[2]	Exercisable until	[2]	Rights at 28 March 2003	Rights exercised during period	Rights lapsed during period	Rights at 30 June 2003
HSBC Holdings ordinary shares of US$0.50
15 Nov 2002	nil	15 Nov 2005		15 Nov 2007		9,228	–	2,006	7,222
20 Nov 2002	nil	20 Nov 2005		20 Nov 2007		2,053,238	–	45,225	2,008,013
2 Dec 2002	nil	2 Dec 2005		2 Dec 2007		10,701	–	–	10,701
16 Dec 2002	nil	16 Dec 2005		16 Dec 2007		37,852	–	2,006	35,846
20 Dec 2002	nil	20 Dec 2005		20 Dec 2007		185,914	–	–	185,914
2 Jan 2003[3]	nil	2 Jan 2006		2 Jan 2008		1,338	–	–	1,338
15 Jan 2003[4]	nil	15 Jan 2006		15 Jan 2008		33,438	–	–	33,438
3 Feb 2003[5]	nil	3 Feb 2006		3 Feb 2008		12,044	–	–	12,044
14 Feb 2003[6]	nil	14 Feb 2006		14 Feb 2008		307,893	–	–	307,893
3 Mar 2003[7]	nil	3 Mar 2006		3 Mar 2008		2,676	–	–	2,676

1	Awards of Restricted Stock Rights which represent a right to receive shares if the employee remains in the employment of Household at the date of vesting.
2	Restricted Stock Rights vest one-third on each of the third, fourth and fifth anniversaries of the date of award. Vesting may be advanced to an earlier date in certain circumstances e.g. retirement.
3	The closing price per share on 1 Jan 2003 was £6.865.
4	The closing price per share on 14 Jan 2003 was £7.05.
5	The closing price per share on 2 Feb 2003 was £6.31.
6	The closing price per share on 13 Feb 2003 was £6.57.
7	The closing price per share on 2 Mar 2003 was £6.84.

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Household International, Inc.
Deferred Fee Plan for Directors[1]

Dates of deferral	Prices (US$)	Deferral period	Shares deferred at 28 March 2003	Shares delivered during period		Shares deferred at 30 June 2003
HSBC Holdings ordinary shares of US$0.50
3 Apr 1995 – 1 Oct 2002	5.42 – 25.40	2000 – 2021	195,089	413	[2]	194,676

1	Prior to 28 March 2003, Household directors could choose to defer all or a portion of their cash compensation under the Deferred Fee Plan for Directors. At the end of the deferral period selected by the director, all accumulated amounts will be paid in shares in one or more instalments.
2	The weighted average closing price of the securities immediately before the dates on which shares were delivered was £6.91.

Household International, Inc.
Deferred Phantom Stock Plan for Directors[1]

Dates of deferral	Prices (US$)	Deferral period	Shares deferred at 28 March 2003	Shares delivered during period		Shares deferred at 30 June 2003
HSBC Holdings ordinary shares of US$0.50
30 Jan 1996 – 14 Jan 1997	7.75 – 25.40	2000 – 2020	111,857	8,919	[2]	102,938

1	In 1995, the Household Directors’ Retirement Income Plan was discontinued and the present value of a director’s accrued benefit was exchanged for a deferred right to receive Household shares. When a director leaves the Board due to death, retirement or resignation, all accumulated amounts will be released in HSBC Holdings ordinary shares in one or more instalments.
2	The weighted average closing price of the securities immediately before the dates on which shares were delivered was £7.01.

Household International, Inc.
Non-Qualified Deferred Compensation Plan for Restricted Stock Rights

Date of award	Exercise price (US$)	Exercisable from	Exercisable until	Rights at 28 March 2003	Rights exercised during period	Rights lapsed during period	Rights at 30 June 2003
HSBC Holdings ordinary shares of US$0.50
10 May 2000	nil	10 May 2002	10 May 2005	294,329	–	–	294,329

Household International, Inc.
Non-Qualified Deferred Compensation Plan for Stock Option Exercises

Date of award	Exercise price (US$)	Exercisable from	Exercisable until	Options at 28 March 2003	Options exercised during period	Options lapsed during period	Options at 30 June 2003
HSBC Holdings ordinary shares of US$0.50
2 Feb 1991	2.48	2 Feb 1992	15 Jul 2005	20,819	–	–	20,819

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Additional Information (continued)

Beneficial Corporation 1990 Non-Qualified Stock Option Plan

Date of award	Exercise price (US$)	Exercisable from	Exercisable until	Options at 28 March 2003	Options exercised during period	[1]	Options lapsed during period	Options at 30 June 2003
HSBC Holdings ordinary shares of US$0.50
18 Nov 1993	4.62	18 Nov 1994	18 Nov 2003	217,797	44,000		–	173,797
15 Nov 1994	4.56	15 Nov 1995	15 Nov 2004	145,831	–		–	145,831
15 Nov 1995	6.00	15 Nov 1996	15 Nov 2005	215,727	–		–	215,727
20 Nov 1996	7.86	20 Nov 1997	20 Nov 2006	313,162	–		–	313,162
13 Dec 1996	7.54	13 Dec 1997	13 Dec 2006	65,624	–		–	65,624
14 Nov 1997	9.20	14 Nov 1998	14 Nov 2007	131,248	–		–	131,248
19 Nov 1997	9.39	19 Nov 1998	19 Nov 2007	433,380	2,461		–	430,919
1 Dec 1997	9.68	1 Dec 1998	1 Dec 2007	65,624	–		–	65,624

1	The weighted average closing price of the securities immediately before the dates on which options were exercised was £7.03.

Beneficial Corporation BenShares Equity Participation Plan

Date of award	Exercise price (US$)	Exercisable from	Exercisable until	Options at 28 March 2003	Options exercised during period	[1]	Options lapsed during period	Options at 30 June 2003
HSBC Holdings ordinary shares of US$0.50
31 Jan 1997	9.87	31 Jan 1998	31 Jan 2007	52,399	409		–	51,990
15 Nov 1997	11.04	15 Nov 1998	15 Nov 2007	70,062	1,230		–	68,832

1	The weighted average closing price of the securities immediately before the dates on which options were exercised was £7.32.

Renaissance Amended & Restated 1997 Incentive Plan

Date of award	Exercise price (US$)	Exercisable from	Exercisable until	Options at 28 March 2003	Options exercised during period	Options lapsed during period	Options at 30 June 2003
HSBC Holdings ordinary shares of US$0.50
31 Oct 1997	1.25	31 Oct 1998	31 Oct 2007	4,739	–	–	4,739
1 Jan 1998	1.25	1 Jan 1999	1 Jan 2008	5,024	–	–	5,024
1 Oct 1998	1.74	1 Oct 1999	1 Oct 2008	2,810	–	–	2,810
1 Jan 1999	2.24	1 Jan 2000	1 Jan 2009	5,024	–	–	5,024

3	Segmental analysis

The allocation of earnings reflects the benefit of shareholders’ funds to the extent that these are actually allocated to businesses in the segment by way of intra-HSBC capital and funding structures. Common costs are included in segments on the basis of the actual recharges made.

Geographical information has been classified by the location of the principal operations of the subsidiary undertaking, or in the case of The Hongkong and Shanghai Banking Corporation Limited, HSBC Bank plc, HSBC Bank Middle East Limited and HSBC Bank USA operations, by the location of the branch responsible for reporting the results or for advancing the funds. Due to the nature of HSBC’s structure, the analysis of profits includes intra-HSBC items between geographical regions. The ‘rest of Asia-Pacific’ geographical segment includes the Middle East, India and Australasia.

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Additional Information (continued)

4	Notifiable interests in share capital

According to the register maintained under section 211 of the Companies Act 1985, Legal and General Investment Management Limited notified HSBC Holdings on 11 June 2002 that it had an interest in 284,604,788 HSBC Holdings ordinary shares, representing 3.01 per cent of the ordinary shares in issue at that date. No notifiable interest, being 5 per cent or more, in the equity share capital is recorded in the register maintained under section 336 of the Securities and Futures Ordinance of Hong Kong.

5	Dealings in HSBC Holdings shares

On 8 May 2003, HSBC Life (International) Limited sold 20,902 HSBC Holdings ordinary shares of US$0.50 each on the London Stock Exchange at 708.26 pence per share. Save for this and the dealings by HSBC Bank plc, trading as an intermediary in HSBC Holdings' shares in London, neither HSBC Holdings nor any subsidiary undertaking has bought, sold or redeemed any securities of HSBC Holdings during the six months ended 30 June 2003.

6	Registers of shareholders – First interim dividend for 2003

The Overseas Branch Register of shareholders in Hong Kong will be closed for one day, on Friday 22 August 2003. Any person who has acquired shares registered on the Hong Kong Branch Register but who has not lodged the share transfer with the Branch Registrar should do so before 4.00 pm on Thursday 21 August 2003 in order to receive the dividend.

Any person who has acquired shares registered on the Principal Register in the United Kingdom but who has not lodged the share transfer with the Principal Registrar should do so before 4.00 pm on Friday 22 August 2003 in order to receive the dividend. Transfers between the Principal Register and the Branch Register may not be made while the Branch Register is closed.

Similarly, transfers of American Depositary Shares must be lodged with the depositary by 12 noon on Friday 22 August 2003 in order to receive the dividend.

7	Proposed second interim dividend for 2003

The Directors intend to declare a second interim dividend for 2003 of US$0.12 per ordinary share. The proposed timetable for the dividend is:

Announcement of second interim dividend for 2003	10 November 2003
American Depositary Shares ('ADS's) quoted ex-dividend in New York	25 November 2003
Shares quoted ex-dividend in London and Hong Kong	26 November 2003
Record date for second interim dividend for 2003	28 November 2003
Closure of Hong Kong Overseas Branch Register of shareholders	28 November 2003
Shares quoted ex-dividend in Paris	1 December 2003
Mailing of dividend documentation	9 December 2003
Final date for receipt by registrars of forms of election and revocations of standing instructions for scrip dividends	7 January 2004
Exchange rate determined for payment of dividends in sterling and Hong Kong dollars	12 January 2004
Payment date: dividend warrants, new share certificates and notional tax vouchers mailed and shares credited to stock accounts in CREST	20 January 2004

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Additional Information (continued)

8	Final results and third interim dividend for 2003

The results for the year to 31 December 2003 will be announced on Monday 1 March 2004. It is intended that any third interim dividend for 2003 that is announced on that date would be payable on 5 May 2004 to shareholders on the Register on 19 March 2004. HSBC Holdings’ shares would be quoted ex-dividend in London and in Hong Kong on 17 March 2004 and in Paris on 22 March 2004. The American Depositary Shares would be quoted ex-dividend in New York on 17 March 2004.

9	Corporate governance

HSBC is committed to high standards of corporate governance. HSBC Holdings has complied throughout the six months to 30 June 2003 with the best practice provisions of the Combined Code on corporate governance appended to the Listing Rules of the Financial Services Authority and with the provisions of Appendix 14 to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong.

There have been no material changes to the information disclosed in the Annual Report and Accounts 2002 in respect of the remuneration of employees, remuneration policies and share option plans. On 28 March 2003 HSBC Holdings acquired Household International, Inc. which has approximately 34,500 employees. The terms of the employment agreement with W.F. Aldinger, Chairman and Chief Executive Officer of Household, particulars of which were set out in the Discloseable Transaction Circular dated 26 February 2003, came into effect on 28 March 2003.

10	Copies of the Interim Report

Further copies of the Interim Report may be obtained from Group Corporate Affairs, HSBC Holdings plc, 8 Canada Square, London E14 5HQ, United Kingdom; or from Group Public Affairs, The Hongkong and Shanghai Banking Corporation Limited, 1 Queen's Road Central, Hong Kong; or from Group Public Affairs, HSBC Bank USA, 452 Fifth Avenue, New York, NY 10018, USA: or from Direction de la Communication, CCF, 103 avenue des Champs Elysées, 75419 Paris Cedex 08, France; or from the HSBC web site, www.hsbc.com.

Shareholders may at any time choose to receive corporate communications in printed form or electronically. To register online to receive electronic communications, or revoke or amend an instruction to receive electronic communications, go to www.hsbc.com and select ‘Investor Centre’ and then ‘Electronic Communications’. If you received this document electronically and would like to receive a printed copy or would like to receive future shareholder communications in printed form, please write to the appropriate Registrars at the address given below. Printed copies will be provided without charge.

A Chinese translation of this and future documents may be obtained on request from the Registrars. Please also contact the Registrars if you have received a Chinese translation of this document and do not wish to receive such translations in the future.

Principal Register	Hong Kong Overseas Branch Register
Computershare Investor Services PLC PO Box 435 Owen House 8 Bankhead Crossway North Edinburgh EH11 4BR United Kingdom	Computershare Hong Kong Investor Services Limited Rooms 1901-1905 Hopewell Centre 183 Queen’s Road East Hong Kong

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HSBC HOLDINGS PLC Incorporated in England with limited liability. Registered in England: number 617987

REGISTERED OFFICE AND GROUP HEAD OFFICE 8 Canada Square, London E14 5HQ, United Kingdom Web: www.hsbc.com

© Copyright HSBC Holdings plc 2003
All rights reserved
No part of this publication may be reproduced, stored in a retrieval system, or transmitted, in any form or by any means, electronic, mechanical, photocopying, recording, or otherwise, without the prior written permission of HSBC Holdings plc.

Published by HSBC Holdings plc, London

Designed by Group Public Affairs, The Hongkong and Shanghai Banking Corporation Limited, Hong Kong

Printed by R R Donnelley & Sons Company, Chicago, Illinois, USA, on environmentally friendly paper manufactured from chlorine-free pulp.

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SIGNATURES

      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC HOLDINGS PLC
By: Name: Title:	/s/ Douglas J Flint Douglas J Flint Group Finance Director

 Date: 4 August, 2003

Exhibit 99.1

HSBC Holdings plc
London, England

Re: Registration Statements No’s. 333-11664, 333-13870, 333-92024, 333-102027, 333-103887 and 333-104203

With respect to the subject registration statements, as amended, we acknowledge our awareness of the incorporation by reference of our report dated 4 August 2003 related to our review of HSBC Holdings plc’s (the “Company”) interim financial information included in the Company’s Interim Report on Form 6-K for the period ended 30 June 2003.

Pursuant to Rule 436 under the Securities Act of 1933 (the “Act”), such report is not considered part of a registration statement prepared or certified by an accountant, or a report prepared or certified by an accountant within the meaning of Sections 7 and 11 of the Act.

KPMG Audit Plc

London, England
4 August 2003

KPMG Audit Plc, a company incorporated under the UK Companies Acts, is a member of KPMG International, a Swiss non operating association	Registered in england No 3110745 Registered office 8 Salisbury Square London EC4Y 8BB